AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 15, 1999
                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM S-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          SECURE COMPUTING CORPORATION
    (Exact Name of Secure Computing Corporation as Specified in Its Charter)

          DELAWARE                          7371                 52-1637226
(State or other jurisdiction of      (Primary Standard        (I.R.S. Employer
 incorporation or organization)  Industrial Classification   Identification No.)
                                        Code Number)

            ONE ALMADEN BLVD., SUITE 400, SAN JOSE, CALIFORNIA 95113 (Address, including zip code, and telephone number, including area code, of Secure Computing Corporation' principal executive offices)

                                  JOHN MCNULTY
            ONE ALMADEN BLVD., SUITE 400, SAN JOSE, CALIFORNIA 95113
    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                             ----------------------

                                   COPIES TO:
        AUGUST J. MORETTI                           STEPHEN M. SCHULTZ
            KYLE GUSE                              CHRISTOPHER P. DAVIS
 HELLER EHRMAN WHITE & MCAULIFFE          KLEINBERG, KAPLAN, WOLFF & COHEN, P.C.
  2500 SAND HILL ROAD, SUITE 100                     551 FIFTH AVENUE
MENLO PARK, CALIFORNIA 94025-7063                NEW YORK, NEW YORK 10176
    TELEPHONE: (650) 234-4229                    TELEPHONE: 212 986-6000
    FACSIMILE: (650) 234-4299                     FACSIMILE 212 986-8866

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT.

     IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933, CHECK THE FOLLOWING BOX. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering: _______________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: _______________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                             ----------------------

                         CALCULATION OF REGISTRATION FEE

================================================================================
                                             PROPOSED    PROPOSED
                                              MAXIMUM     MAXIMUM
                                 AMOUNT      OFFERING    AGGREGATE    AMOUNT OF
     TITLE OF SECURITIES         TO BE         PRICE      OFFERING  REGISTRATION
       TO BE REGISTERED        REGISTERED   PER SHARE(1)  PRICE(2)      FEE
--------------------------------------------------------------------------------
Common Stock, $.01 par value   5,000,000      $2.7969   $13,984,500   $3,887.69
--------------------------------------------------------------------------------
Total                          5,000,000      $2.7969   $13,984,500   $3,887.69
================================================================================
(1) In accordance with Rule 416 under the Securities Act of 1933, common stock offered hereby shall also be deemed to cover additional securities to be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices of the common stock on the Nasdaq National Market on October 11, 1999, as reported in The Wall Street Journal.

            SECURE COMPUTING CORPORATION HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL SECURE COMPUTING CORPORATION SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

PROSPECTUS

                          SECURE COMPUTING CORPORATION


                                5,000,000 SHARES
                                  COMMON STOCK

         This prospectus may be used only for the resale of up to 5,000,000 shares of common stock, by Manchester Securities Corp. See "Selling Security Holder." Manchester may acquire these shares from us pursuant to the common stock investment agreement which we executed with Manchester on October 4, 1999, and pursuant to the warrant we issued to Manchester on October 5, 1999. Manchester will receive all of the proceeds from the sale of the shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. Under the investment agreement, however, we will receive the proceeds from the sale of the shares to Manchester in an aggregate total amount of up to $25,000,000. Pursuant to this prospectus we will pay the expenses incurred in registering the shares, including legal and accounting fees, subject to certain limitations.

         Our address is One Almaden Blvd., Suite 400, San Jose, California 95113, telephone number (408) 918-6100.

         Our common stock trades on the Nasdaq National Market under the symbol "SCUR". On October 11, 1999, the closing price for our common stock, as reported on the Nasdaq National Market, was $2.7813 per share.

         Beginning on page 3, we have listed several "RISK FACTORS" which you should consider. You should read the entire prospectus carefully before you make your investment decision.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

         The date of this prospectus is October 14, 1999.

         You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. Manchester is offering to sell, and seeking offers to buy, shares of Secure Computing's common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

         In this prospectus, "Secure Computing", "we", "us" and "our" refer to Secure Computing Corporation.

                             ----------------------

                                TABLE OF CONTENTS

SUMMARY INFORMATION............................................................1

RISK FACTORS...................................................................3

USE OF PROCEEDS...............................................................11

THE INVESTMENT AGREEMENT......................................................11

SELLING SECURITY HOLDER.......................................................12

PLAN OF DISTRIBUTION..........................................................13

THE BUSINESS..................................................................15

PROPERTIES....................................................................28

MARKET FOR SECURE COMPUTING'S COMMON EQUITY
AND RELATED STOCKHOLDER MATTERS...............................................29

SELECTED FINANCIAL DATA.......................................................30

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS....................................................................31

MANAGEMENT....................................................................38

EXECUTIVE COMPENSATION........................................................40

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR END OPTION VALUES.............................................42

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT................46

CERTAIN TRANSACTIONS..........................................................48

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE.......................48

DESCRIPTION OF CAPITAL STOCK..................................................48

LEGAL MATTERS.................................................................50

EXPERTS.......................................................................50

INDEX TO FINANCIAL STATEMENTS................................................F-1

REPORT OF INDEPENDENT AUDITORS...............................................F-2

                             ----------------------

                               SUMMARY INFORMATION

         Forward looking statements made in this prospectus or in the documents incorporated by reference herein that are not statements of historical fact are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. A number of risks and uncertainties, including those discussed under the caption "Risk Factors" below and the documents incorporated by reference herein could affect such forward-looking statements and could cause actual results to differ materially from the statements made.

                          SECURE COMPUTING CORPORATION

         We develop and sell computer network "security" products and services designed to provide secure access control for organizations engaged in electronic commerce/business. Our products provide solutions to assure the integrity and security of transactions and communications over public networks such as the Internet. Our products can also be used to prevent unauthorized access to private organizations and government networks. Our products generally fall into two broad categories:

THOSE INTENDED TO PREVENT UNAUTHORIZED ACCESS TO COMPUTER AND NETWORK BASED DATA AND INFORMATION:

         *        firewalls; and

         *        web (URL) filtering software.

THOSE INTENDED TO AUTHENTICATE/IDENTIFY NETWORK USERS AND CONTROL ACCESS TO NETWORK RESOURCES OR APPLICATIONS:

         * authenticators (hardware and software tokens, digital certificates, and others);

         *        authentication, authorization and audit; and

         *        security access control management software.

Finally, in addition to our products, we provide security centered professional services for:

         *        vulnerability assessment and analysis;

         *        penetration testing; and

         *        security architecture design & implementation.

         We originated as a small division of Honeywell Inc. which pioneered the principles of modern data security in the 1970s. We spun off from Honeywell in 1989 to develop and market core security for the National Security Agency (NSA) and other departments and agencies of the United States government. We anticipated an increased need for a product to provide security to enterprise information systems. We therefore acquired firewall, authentication and URL filtering companies in 1996. We have subsequently created a Professional Services Division, recruited several well-known security experts and built our internal consulting staff.

         We now market a range of interoperable, standards-based e-commerce security products and services worldwide. Our customers include:

         *        fortune 500 companies and their branch offices;

         *        mid-to large size companies domestically and internationally;
                  and

         *        government agencies.

         Our goal is to provide security software solutions, which enable organizations to conduct electronic business safely and confidentially.

                                  THE OFFERING

    We and Manchester entered into a investment agreement on October 4, 1999. Pursuant to that agreement, we are entitled to sell from time to time up to $25,000,000 of common stock to Manchester. On October 5, 1999, we issued a warrant to Manchester which gives Manchester the right to purchase shares of our common stock. We also entered into a registration rights agreement which required us to file a registration statement covering the resale of the shares by Manchester. This prospectus is part of that registration statement.

Common Stock offered by Manchester..........    5,000,000 shares of Common
                                                Stock.
Offering Price..............................    Determined at the time of resale
                                                by Manchester.
Common Stock outstanding as of September
 30, 1999...................................    21,184,940 shares.
Use of Proceeds.............................    Secure Computing will not
                                                receive any of the proceeds from
                                                sales by Manchester pursuant to
                                                this prospectus. Any proceeds
                                                from the sale of shares by us to
                                                Manchester will be used for
                                                general corporate purposes.
Nasdaq National Market Symbol...............    SCUR.


                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                                                                                     SIX MONTHS ENDED
                                                 YEARS ENDED DECEMBER 31,                                JUNE 30,
                                   --------------------------------------------------------------------------------------
                                                        (In thousands, except per share amounts)
                                     1994        1995         1996         1997         1998         1998         1999
                                     ----        ----         ----         ----         ----         ----         ----
STATEMENT OF OPERATIONS
DATA:

Revenue                            $ 17,795    $ 27,930     $ 40,262     $ 46,976     $ 61,442     $ 27,300     $ 13,739
        Operating expense             5,900      13,712       47,938       33,944       45,237       24,944       29,664
        Operating income/(loss)       1,220        (633)     (26,473)      (5,734)      (4,933)      (7,070)     (28,807)
        Net income/(loss)             1,541        (632)     (25,094)      (4,251)      (3,262)      (6,396)     (29,406)
Net income/(loss) per share:
        Basic and diluted               .17        (.05)       (1.76)        (.27)        (.20)        (.40)       (1.71)


BALANCE SHEET DATA:                           December 31
                                             (In thousands)
                                   -----------------------------------------------------------                  June 30,
                                      1994        1995        1996         1997         1998                      1999
                                   -----------------------------------------------------------                 ---------

 Working capital                   $  1,991    $ 34,292     $ 18,886     $ 17,175     $ 34,017                  $ 13,134
 Total assets                         7,727      44,261       36,775       31,054       54,348                    31,796
 Long-term debt, less current                                                                                         --
Portion and redeemable
Convertible preferred stock          10,659       1,879           --           --           --
 Stockholders' equity/(deficit)      (5,996)     36,208       26,232       24,800       43,053                    21,509

                                  RISK FACTORS

         You should carefully consider the following and other information contained in this prospectus before making an investment decision. If any of the events or circumstances described in the following risks actually occurs, our business, financial condition, or results of operations could be materially harmed. In that case, the trading price of our common stock could decline, and you may lose all or a part of your investment.

         You should consider carefully whether an investment in Secure Computing is an appropriate investment for you. We do not intend to issue any dividends in the foreseeable future, so the only purpose of investment in Secure Computing's shares is to enjoy a potential increase in the shares' value. Because of the risks mentioned here, and other risks not mentioned specifically here, it is possible that Secure Computing's shares will decline in value in the future. For at least some period of time in the future Secure Computing's shares may decline in value. If you cannot afford to lose the full value of your investment, in either the short or long term, purchasing Secure Computing shares is not appropriate for you.

WE ARE EXPERIENCING OPERATING LOSSES AND MAY NOT ACHIEVE PROFITABILITY.

         We have incurred losses in the past and we incurred a sizeable loss for our quarter ended June 30, 1999 and expect that we will continue to incur losses for at least the next four quarters. We may continue to incur losses thereafter. If these losses continue, our stock price may continue to decline, which could cause you to lose part or all of your investment.

THE CONDITIONS TO OUR SELLING STOCK TO MANCHESTER MAY NOT BE SATISFIED AND OTHER SOURCES OF FINANCING MAY NOT BE AVAILABLE.

         Our revenues and cash balances are not sufficient to satisfy working capital needs. Financing from Manchester or other sources is therefor necessary to continue operations.

         The proposed arrangement with Manchester is subject to a number of restrictions which could restrict our ability to sell stock to Manchester, including, for example:

         * the registration statement, of which this prospectus forms a part, must be accurate and effective when we sell stock to Manchester and for some time thereafter;

         * our representations and warranties set forth in the investment agreement must be accurate;

         *        our stock must be listed for trading;

         * Manchester shall not have acquired more than 9.99% of our stock; and

         * certain limitations on the trading volume shall not have been exceeded.

         These restrictions are discussed elsewhere in this prospectus (see "The Investment Agreement"). The risk to Secure Computing is that at the time we will need cash, the stock sale arrangement with Manchester may be unavailable or insufficient to meet our cash needs. Moreover, financing from other sources may not be available on satisfactory terms or at all. Our failure to obtain financing could result in our insolvency and the loss to investors of their entire investment in our common stock.

DELAYS IN PURCHASES HAVE MATERIALLY REDUCED OUR REVENUES DURING 1999 AND WILL LIKELY CONTINUE TO REDUCE OUR REVENUES THROUGH THE END OF 1999.

         In recent months we have experienced delays in customer purchasing decisions. In the government sector these delays relate to the recent conflict in Kosovo. We believe the conflict in Kosovo has caused government agencies to focus government spending on matters related to the Kosovo conflict rather than our products and services. In the private sector the delays result from year 2000 compliance concerns and lengthening of the sales cycle resulting from increases in enterprise-wide transactions. Enterprise-wide transactions typically involve complex sales of bundled security products. Our customers take longer to reach purchasing decisions for these enterprise-wide transactions, thus slowing our sales cycle. We believe that these delays, particularly year 2000 related delays, will continue to adversely affect our revenues for the balance of 1999. However, we have not been able to determine the extent of this reduction in revenues.

THE COMMON STOCK SOLD IN THIS OFFERING SIGNIFICANTLY INCREASES THE SUPPLY OF OUR COMMON STOCK ON THE PUBLIC MARKET, WHICH MAY CAUSE OUR STOCK PRICE TO DECLINE.

         The sale of shares pursuant to the investment agreement with Manchester and the issuance of shares upon exercise of the warrant issued to Manchester will have a dilutive impact on our security holders. Although the exact amount of dilution cannot be predicted, the maximum number of shares that may be sold under the investment agreement (but exclusive of the warrant issued to Manchester) amounts to approximately 20% of our outstanding common stock as of the date of the investment agreement. As a result, our net income or loss per share could be significantly affected in future periods causing a reduction in the market price of our common stock.

         In addition, the common stock to be issued under the investment agreement will be issued at a discount to the recent market price of the common stock. The price of the stock to be sold to Manchester will be based on 98% of the average of the two lowest daily trade prices during the six trading days before the date Manchester notifies us that it is buying stock. The exercise price per share of common stock is, at Manchester's option, equal to 120% of the average of the closing bid prices of our common stock for the 10 trading days starting (i) September 29, 1999, or (ii) the trading day following the day we file our quarterly report on Form 10-Q with the SEC for the quarter ending September 30, 1999. As calculated in accordance with clause (i) above, the number of shares would be 526,685 and the exercise price per share would be $3.56.

 The exercise price may therefor be less than the market price of our stock when the warrant is exercised. These sales below the market price could have an immediate adverse effect on the market price of the common stock and could result in dilution to the holders of our common stock.

OUR PREFERRED STOCK FINANCING HAS RESULTED IN AN INDETERMINABLE DILUTION TO HOLDERS OF OUR COMMON STOCK AND POTENTIAL DOWNWARD PRESSURE ON THE PRICE OF OUR STOCK.

         The agreements with the purchasers of the Series C preferred stock and our warrants issued to them contain terms and covenants that could result in substantial dilution to our stockholders. For so long as our common stock trades at a price less than $19.0035 per share, the Series C preferred stock will be convertible into shares of our common stock at variable rates based on the trading prices of the common stock. All shares of common stock issuable upon conversion of the Series C preferred stock and warrants have been registered for resale. Such shares are therefore eligible for immediate and unrestricted resale into the public market. For a more detailed discussion of the conversion price see "Description of Capital Stock" on page 47.

         The number of shares of common stock that may ultimately be issued upon conversion of shares of Series C preferred stock is presently indeterminable, but will increase if the price of our stock drops. This would in turn place additional downward pressure on the price of our stock. A decline in the price of our stock could result in the loss of substantially all your investment.

         As of September 30, 1999 we have issued 3,937,324 shares of common stock upon conversion of Series C preferred stock which is equal to approximately 19% of our outstanding shares on September 30, 1999. As of September 30, 1999, there were 3,600 shares of Series C preferred stock outstanding.

         Based on the average closing bid price of $3.175 for the five trading days ended September 29, 1999, and a hypothetical conversion on the following day, September 30, 1999 of the 3,600 shares of Series C preferred stock then outstanding and the exercise of outstanding warrants to purchase 174,464 shares of our common stock, we would hypothetically have issued 1,308,322 shares of common stock. These shares would then have constituted approximately 6.2% of the outstanding shares of common stock as of September 30, 1999.

         The following table sets forth the number of shares of common stock issuable upon conversion of the outstanding Series C preferred stock and percentage of ownership that each represents assuming:

         * the market price of the common stock is 25%, 50%, 75% and 100% of the market price of the common stock on September 29, 1999, which was $3.1875 per share at the close of trading;

         * the number of shares of Series C preferred stock outstanding is the number of shares of Series C preferred stock outstanding on September 29, 1999, which was 3,600 shares;

         * the number of shares of common stock outstanding is the number of shares of common stock outstanding on September 30, 1999, which was 21,184,940;

         * the variable conversion price feature of the preferred stock that was in effect;

         * the maximum conversion prices of the preferred stock was not adjusted as provided in our certificate of incorporation or the amount of shares issuable is otherwise limited by the transaction agreements; and

         *        excludes shares issuable in respect of any default amounts.


                  Percent of Common Stock
                      (Market Price)      Issuable Shares  Underlying Percentage
                      --------------      ---------------  ---------------------
                        25% ($.80)            4,500,000            21.2%
                        50% ($1.59)           2,264,151            10.7%
                        75% ($2.39)           1,506,276             7.1%
                       100% ($3.19)           1,129,412             5.3%

         Limitations in the transaction agreements and the certificate of incorporation preclude the holders of Series C preferred stock from achieving these levels of beneficial ownership. The restrictions on the levels of beneficial ownership in those documents do not, however, restrict the holders of Series C preferred stock from converting shares of Series C preferred stock up to those limitations, selling shares of common stock to decrease their level of beneficial ownership, and converting additional shares of Series C preferred stock into shares of common stock. This could result in additional dilution to the holders of our common stock and a potential decrease in the price of that stock.

SHORT SELLING OF OUR STOCK MAY FURTHER DEPRESS OUR STOCK PRICE.

         The significant downward pressure on our stock price as a result of the conversion of Series C preferred stock and the sale of material amounts of the common stock could encourage short sales of our stock. Ongoing sales of common stock to Manchester and the right granted to Manchester to purchase our stock from time to time could also encourage Manchester and others to sell our stock short. During the term of the investment agreement, however, Manchester is prohibited from selling our common stock short if as a result Manchester would have a net short position in excess of the amount of stock Manchester has the right or obligation to buy. Short sales could place further downward pressure on the price of our common stock.

COMPETITION FROM COMPANIES PRODUCING ENTERPRISE NETWORK AND DATA SECURITY PRODUCTS COULD REDUCE OUR SALES AND MARKET SHARE.

         Our principal products are network and data security products which enable organizations to conduct electronic business safely and confidentially. Because the market for these products is highly competitive it may be difficult to significantly increase our market share and our share may actually decline.

         Our customers' purchase decisions are based heavily upon the quality of the security our products provide, the ease of installation and management, the ability to increase the numbers of individuals using our software simultaneously and the flexibility of our software. If a competitor can offer our customers a better solution in these areas and we are unable to rapidly offer a competitive product we may lose customers. Additionally, barriers to entry into our market are relatively low, and competitors could offer new solutions rapidly and at relatively low costs. This could lead to increased price pressure, reduced margins and a loss of market share.

         Many of our competitors and potential competitors have significantly greater financial, marketing, technical and other competitive resources than we have. Our most significant competitors currently include:

         *        ActivCard S.A.;

         *        Axent Technologies Ltd.;

         *        CheckPoint Software Technologies Ltd.;

         *        Network Associates, Inc.; and

         *        RSA Security, Inc.

         Our larger actual and potential competitors may be able to leverage an installed customer base and/or other existing or future enterprise-wide products, adapt more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the promotion and sale of their products than we can. Additionally, we may lose product sales to these competitors because of their greater name recognition and reputation among potential customers.

         Our future potential competitors could include developers of operating systems or hardware suppliers not currently offering competitive enterprise-wide security products including Microsoft Corporation, Sun Microsystems, Inc., Lucent Technologies, Inc., Nortel Networks, 3Com Corporation, Cisco Systems, Inc. and Novell, Inc. If any of those potential customers begin to offer enterprise-wide security systems as a component of their hardware, demand for our software could decrease. Ultimately, approaches other than ours may dominate the market for enterprise network and data security products.

OTHER VENDORS MAY INCLUDE PRODUCTS SIMILAR TO OURS IN THEIR HARDWARE OR SOFTWARE AND RENDER OUR PRODUCTS OBSOLETE.

         In the future, vendors of hardware and of operating system or other software may continue to enhance their products or bundle separate products to include functions that are currently provided primarily by network security software. For example, a group of companies, including Microsoft, IBM, Compaq, and Hewlett-Packard, recently formed an alliance for the purpose of developing standard security specifications. We may be at a competitive disadvantage if any such standards gain market acceptance and are adopted by competitors and if we are unable to take advantage of such standards. If network security functions become standard features of computer hardware or of operating system software or other software, our products may become obsolete and unmarketable, particularly if the quality of these network security features was comparable to that of our products. Furthermore, even if the network security and/or management functions provided as standard features by hardware providers or operating systems or other software is more limited than that of our products, our customers might accept this limited functionality in lieu of purchasing additional software. Sales of our products would suffer materially if we were then unable to develop new network security and management products to further enhance operating systems or other software and to replace any obsolete products.

TECHNOLOGY IN THE ENTERPRISE NETWORK AND DATA SECURITY MARKETS IS CHANGING RAPIDLY, AND IF WE FAIL TO DEVELOP NEW PRODUCTS WHICH ARE WELL ACCEPTED, OUR MARKET SHARE WILL ERODE.

         To compete successfully we must enhance our existing products and develop and introduce new products in a timely manner. Our net sales and operating results could be materially affected if we fail to introduce new products on a timely basis. The rate of new network and data security product introductions is substantial, and security products have relatively short product life cycles. Our customer requirements and preferences change rapidly. Our net sales and operating results will be materially affected if the market adopts as industry standards solutions other than those we employ. In addition, a portion of our basic research efforts are funded by government contracts. If those contracts are terminated for any reason, it could reduce our new product stream, which could materially reduce our net sales and operating results.

IF THE USE OF PUBLIC SWITCHED NETWORKS SUCH AS THE INTERNET DOES NOT CONTINUE TO GROW, OUR MARKET AND ABILITY TO SELL OUR PRODUCTS AND SERVICES WILL BE LIMITED.

         Our sales also depend upon a robust industry and infrastructure for providing access to public switched networks, such as the Internet. If the infrastructure or complementary products necessary to make these networks into viable commercial marketplaces are not developed, or, if developed, these networks do not become and continue to be viable commercial marketplaces, our net sales and operating results could suffer.

OUR PRODUCT LINE IS NOT DIVERSIFIED, AND ANY DROP IN THE DEMAND FOR NETWORK AND DATA SECURITY PRODUCTS WOULD MATERIALLY HARM OUR BUSINESS.

         Substantially all of our revenue comes from sales of enterprise network and data security products, and related services. We expect this will continue for the foreseeable future. As a result, if for any reason our sales of these products and services are impeded, our net sales and operating results will be significantly reduced. The same would occur if we face difficulties or delay in diversifying our product offerings to lessen our dependency on those products.

OUR STOCK PRICE AND OUR QUARTERLY OPERATING RESULTS ARE HIGHLY VOLATILE, WHICH MAY IMPAIR OUR ABILITY TO RAISE MONEY AND CAUSE OUR INVESTORS TO LOSE MONEY.

         The price of our common stock, like that of many technology companies, has fluctuated widely. In addition, our revenues and operating results have fluctuated significantly from period to period, which tends to increase the volatility of our common stock price. We expect that our quarterly results will continue to fluctuate significantly. Fluctuation in our results and stock price may cause our investors to lose money and impair our ability to raise additional capital. Factors that may affect stock price volatility include:

         *        unexpected fluctuations in operating results;

         * Secure Computing or its competitors announce technological innovations or new products;

         * developments with respect to our patents or other proprietary rights or those of our competitors;

         * our ability to successfully execute our business plan and compete in the network security industry; and

         *        analyst reports and media stories.

         Quarterly revenues and operating results depend on the volume and timing of orders received, which may be affected by large individual transactions and which sometimes are difficult to predict. Historically we have recognized a substantial portion of our license revenues in the last week of each quarter. This increases our uncertainty about the results of any given quarter. Our quarterly operating results may vary significantly depending on a number of other factors, including:

         * the timing of the introduction or enhancement of products by us or our competitors;

         *        the size, timing and shipment of individual orders;

         *        market acceptance of new products;

         *        changes in our operating expenses;

         *        personnel changes, mix of products sold; and

         * changes in product pricing, and development of our direct and indirect distribution channels.

THE SALES CYCLE FOR OUR PRODUCTS IS LONG AND WE MAY INCUR SUBSTANTIAL EXPENSES AND INVENTORY FOR SALES THAT DO NOT OCCUR WHEN ANTICIPATED.

         Sales of our products generally involve a significant commitment of capital by customers, with the attendant delays frequently associated with large capital expenditures. For these and other reasons, the sales cycle for our products is typically lengthy and subject to a number of significant risks over which we have little or no control. We are often required to ship products shortly after we receive orders and consequently, order backlog at the beginning of any period has in the past represented only a small portion of that period's expected revenue. As a result, our product revenue in any period substantially depends on orders booked and shipped in that period. We typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. If customer demand falls below anticipated levels, it could seriously harm our operating results. In addition, our operating expenses are based on anticipated revenue levels and a high percentage of our expenses are generally fixed in the short term. Based on these factors, a small fluctuation in the timing of sales can cause operating results to vary significantly from period to period. Recently, we have experienced a lengthening of our sales cycle as a consequence of increases in enterprise-wide transactions. We believe that an increase in enterprise-wide purchasing involving extensive bundling of security products causes this extension of the sales cycle.

IF OUR PRODUCTS FAIL TO FUNCTION PROPERLY OR ARE NOT PROPERLY DESIGNED, OUR REPUTATION MAY BE HARMED AND CONSUMERS MAY MAKE PRODUCT LIABILITY AND WARRANTY CLAIMS AGAINST US.

         Our customers rely on our information security products to prevent unauthorized access to their networks and data transmissions. These customers include major financial institutions, defense related government agencies protecting national security information, and other large organizations. These customers use our products to protect confidential business information with commercial value far in excess of our net worth. Therefore, if our products malfunction or are not properly designed we could face warranty and other legal claims, which may exceed our ability to pay. We seek to reduce the risk of these losses by attempting to negotiate warranty disclaimers and liability limitation clauses in our sales agreements and by maintaining product liability insurance. However, these measures may ultimately prove ineffective in limiting our liability for damages.

         In addition to any monetary liability for the failure of our products, an actual or perceived breach of network or data security at one of our customers could harm the market's perception of our products and our business. The harm could occur regardless of whether that breach is attributable to our products.

         We also face the more general risk of bugs and other errors in our software. Software products often contain undetected errors or bugs when first introduced or as new versions are released, and software products or media may contain undetected viruses. Errors or bugs may also be present in software that we license from third parties and incorporate into our products. Errors, bugs or viruses in our products may result in loss of or delay in market acceptance, recalls of hardware products incorporating the software or loss of data. Our net sales and operating results could be materially reduced if we experience delays or difficulties with new product introductions or product enhancements.

WE MAY BE REQUIRED TO REDEEM OUR SERIES C PREFERRED STOCK AND WE CURRENTLY LACK SUFFICIENT FUNDS FOR REDEMPTION; WE MAY ALSO BE REQUIRED TO PAY PENALTIES WHICH WOULD MATERIALLY AFFECT OUR CASH POSITION AND BUSINESS.

         The Series C preferred stock financing agreements require us to redeem up to all of the Series C preferred stock if we fail to satisfy our obligations. For a description of circumstances requiring potential redemption see "Description of Capital Stock" on page 47. These redemption obligations arise upon breach of our obligations including our representations and warranties and covenants to the holders of our Series C preferred stock.

         If the holders of Series C preferred stock become entitled to have their Series C preferred stock redeemed, we may not be able to fund that redemption. In addition, even if funding is available, the substantial payment required to fund that redemption could materially affect our financial condition. If we fail to pay a redemption amount when due, we may become obligated to pay a default premium at a rate of 24% per annum, and may be subject to additional dilution which would require us to issue up to twice the number of shares of common stock otherwise issuable.

         Under the terms of the agreement with the holders of our Series C preferred stock, we are subject to a number of ongoing obligations. For example, our stock must be quoted in the Nasdaq Stock Market, or listed on the New York Stock Exchange or the American Stock Exchange. Additionally, we must maintain the effectiveness of the registration statement covering the resale of the common stock issuable upon conversion of the Series C preferred stock. If we fail to satisfy our ongoing obligations we are subject to penalties. The potential penalty generally consists of a cash payment equal to 1.5% per month of the stated value of the Series C preferred stock and/or a downward adjustment to the conversion price of the Series C preferred stock.

         We received a communication dated September 27, 1999 from one of the holders of Series C preferred stock claiming that pursuant to this penalty provision we are obligated to make a cash payment calculated as of that date to the holder of $300,225. The holder also claims that the conversion ratio of the Series C preferred stock should be adjusted downward. We are in the process of evaluating the merits of this claim. The risk to us is that if the holders of any of the Series C preferred stock are successful in imposing such penalties, our cash would be depleted and our stockholders would be diluted.

YEAR 2000 ISSUES ARE DELAYING CUSTOMER BUYING DECISIONS IN FISCAL YEAR 1999, WHICH IS SIGNIFICANTLY REDUCING OUR SALES; OTHER YEAR 2000 ISSUES COULD ALSO HARM OUR BUSINESS.

         The following information constitutes a "Year 2000 Readiness Disclosure" for purposes of the Year 2000 Information and Readiness Disclosure Act.

         Many currently installed computer systems and software products are programmed to use only two digit dates rather than four. This could result in system and processing failures of date-related data because computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than 2000. We believe that our products and systems sold after December 31, 1998 are Year 2000 compliant. We have completed preparation and testing of our products and systems, and have verified compliance of third party computer software that we use. However, we have not verified Year 2000 compliance of all semiconductors embedded in other (third-party) equipment that we use, nor have we established the costs and risks associated with such external equipment.

         The failure of third-party equipment to operate properly with regard to the Year 2000 and thereafter could materially affect our operating results and financial condition. This failure could also require us to incur material unanticipated expenses to remedy any problems. In addition, the business, operating results and financial condition of our customers could be adversely affected to the extent that they utilize third-party software and other products that are not Year 2000 compliant.

         Further, Year 2000 issues may affect the purchasing patterns of customers or potential customers as companies expend significant resources to correct their current systems for Year 2000 compliance. These expenditures could materially affect our net sales and operating results as a result of customers or potential customers having reduced funds available to purchase our products and services. In addition, we believe that some customers or potential customers who have undertaken Year 2000 compliance programs are now delaying additional software purchases in order to insure that all systems will remain Year 2000 compliant on January 1, 2000. We further believe that these delays are materially reducing our sales in the current year. Recently, it has become apparent to us, and many of our competitors have stated, that a significant number of enterprise networks will make no additional purchases of network security software until after January 1, 2000.

IF WE FAIL TO COLLECT AMOUNTS DUE FROM OUR CUSTOMERS ON A TIMELY BASIS, OUR CASH FLOW AND OPERATING RESULTS MAY SUFFER.

         Because the timing of our revenues is difficult to predict, and our expenses are often difficult to reduce in the short run, management of our cash flow is very important to us. In recent quarters the time for collection of amounts due from our customers has increased significantly. Like most companies, we anticipate that a portion of the amounts owed to us will never be paid. However, if our actual collection of amounts owed to us is less than we have estimated, we will have less cash to fund our operations than we anticipated and our financial condition and operating results could be adversely affected.

         In addition, collection of amounts due us from sales to resellers and distributors generally takes longer than for other sales. Therefore, if our sales to resellers and distributors increase as a percentage of our total revenue, the average number of days it takes for us to collect amounts due from our customers may increase. If there is an increase in the time required for us to collect amounts due us, we will have less cash to fund our operations than we anticipated. This in turn could adversely affect our financial condition and operating results.

         We have taken and may from time to time take various forms of action to manage the amounts due us from customers, including selling the debt owed us to lenders at a discount and granting customer discounts in exchange for earlier payment.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS, DELAWARE LAW, AND OUR AGREEMENTS WITH THE HOLDERS OF OUR SERIES C PREFERRED STOCK COULD DISCOURAGE A TAKEOVER OR FUTURE FINANCING.

         The terms of our certificate of incorporation and share rights agreement permit our Board of Directors to issue up to 2,000,000 shares of preferred stock and determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders.

         The Board may authorize the issuance of preferred stock with voting or conversion rights that could materially weaken the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of our outstanding voting stock. Further, provisions of Delaware law, our certificate of incorporation and bylaws, such as a classified board and limitations on the ability of shareholders to call special meetings, and provisions of our share rights agreement could delay or make more difficult a merger, tender offer, proxy contest or other takeover attempts.

         Our agreements with the purchasers of the Series C preferred stock contain covenants that could impair our ability to engage in various corporate transactions in the future, and a possible change-in-control or acquisition of us, or that could otherwise disadvantage us and the holders of our common stock.

UNANTICIPATED COSTS AND DISALLOWANCE OF COSTS UNDER OUR GOVERNMENT CONTRACTS MAY HARM OUR BUSINESS.

         Under our government contracts, we bear the risk that increased or unexpected costs of providing our services may reduce our profit margin. Any material unanticipated costs could therefore harm our business. In addition, recoverable expenses previously billed by us are subject to review and audit by the Defense Contract Audit Agency. If the Defense Contract Audit Agency disallows any of the costs we claim under our contracts, it could adversely affect our operating results. We have not previously experienced any material disallowance of costs respecting our government contracts.

THE ABILITY TO ATTRACT AND RETAIN HIGHLY QUALIFIED PERSONNEL TO DEVELOP OUR PRODUCTS AND MANAGE OUR BUSINESS IS EXTREMELY IMPORTANT AND OUR FAILURE TO DO SO COULD HARM OUR BUSINESS.

         We believe our success depends significantly upon a number of key technical and management employees. We may be unable to achieve our revenue and operating performance objectives unless we can attract and retain technically qualified and highly skilled engineers, sales, consulting, technical, financial, operations, marketing and management personnel. These personnel are particularly important to our research and development efforts, and to our growing professional service business, where we employ a large number of technical personnel holding advanced degrees and special professional certification. Competition for qualified personnel is intense and we expect it to remain so for the foreseeable future. We may not be successful in retaining our existing key personnel and in attracting and retaining the personnel we require. Our operating results and our ability to successfully execute our business plan will be adversely affected if we fail to retain and increase our key employee population.

OUR INTERNATIONAL OPERATIONS SUBJECT US TO FOREIGN CURRENCY FLUCTUATIONS AND OTHER INHERENT RISKS RELATED TO DOING BUSINESS IN FOREIGN COUNTRIES.

         International sales are a substantial portion of our business. Although almost all of our sales are payable in U.S. dollars, several factors could make it difficult for customers from foreign countries to purchase our products and services, or pay us for obligations already incurred. Such factors include:

         *        severe economic decline in one of our major foreign markets;
                  and

         * substantial decline in the exchange rate for foreign currencies with respect to the U.S. dollar.

A decline in our international sales or collections of amounts due us from customers could materially effect our operations and financial conditions. In 1998, 24% of our total sales came from international sales. Of this 24%, Japan and Sweden accounted for the largest sources of foreign sales. A very large drop in our sales or collections of amounts due us in these specific countries as a result of recession or other economic or political disturbances would likely harm our net sales and operating results.

         In addition, we face a number of general risks inherent in doing business in international markets, including, among others:

         *        unexpected changes in regulatory requirements;

         *        tariffs and other trade barriers;

         *        potentially greater difficulty in collecting amounts due us;

         *        longer periods of time to collect amounts due us; and

         * a higher rate of piracy of our products in countries with a high incidence of software piracy.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly, and current reports, proxy statements, and other documents with the SEC. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. The SEC maintains an internet site at http://www.sec.gov where you can find certain information regarding issuers (including Secure Computing).

         This prospectus is part of a registration statement that we filed with the SEC (Registration No. __________). The registration statement contains more information than this prospectus regarding Secure Computing Corporation and its common stock, including certain exhibits and schedules. You can get a copy of the registration statement from the SEC at the address listed above or from its internet site.

                                 USE OF PROCEEDS

         Secure Computing will not receive any of the proceeds from the sale of the shares by Manchester pursuant to this prospectus. We will use any proceeds we receive from selling shares to Manchester for general corporate purposes.


                            THE INVESTMENT AGREEMENT

         On October 4, 1999, we entered into the investment agreement with the selling security holder, Manchester Securities Corp. According to the agreement and subject to the satisfaction of certain conditions, we may issue and sell, from time to time, up to an aggregate of $25,000,000 of our common stock. We may sell stock to Manchester up until October 3, 2001.

         The investment agreement provides for successive "investment periods" that each last for approximately 30 days. The first investment period starts on the later of (i) the sixth trading day after the registration statement, of which this prospectus forms a part, is declared effective by the SEC, and (ii) the tenth trading day after we provide written notice to Manchester of an anticipated declaration of effectiveness.

         To sell stock to Manchester in any investment period, we must first deliver a "draw notice" to them at least five trading days in advance of the upcoming investment period. The draw notice must indicate the dollar amount of stock we intend to sell to Manchester, with a minimum of $250,000 and a maximum of $2,000,000 per draw notice. The dollar amount of any draw notice may be made subject to a downward adjustment for the amount of any shares that Manchester did not inform us it was purchasing in the preceding investment period, as described in the following paragraph.

         After Manchester receives a draw notice, it is then obligated, subject to a number of conditions described below, before the end of the investment period to purchase the dollar amount of our common stock indicated in the draw notice. Manchester then chooses the dates to purchase our stock during the investment period by giving us one or more "purchase notices" indicating the dollar amount of shares that it is buying. We are required to complete the sales of stock to Manchester three trading days after each purchase notice.

         Manchester also has the "call right" to purchase additional shares of our common stock during the investment period at an amount equal to 50% of the amount indicated in the draw notice.

         Stock Manchester purchases under the investment agreement is at a price equal to 98% of the average of the two lowest daily stock trade prices during the six consecutive trading days ending on the day prior to the date Manchester gives us a purchase notice. We may, however, specify a "floor price" of not less that $1.50 per share. The result of the floor price is that we cannot sell stock to Manchester if the price to Manchester calculated as set forth above is more than 2% below the floor price. Accordingly, a consequence of setting too high a floor price is that if the stock does not trade above the floor price, our ability to sell stock to Manchester will be limited.

         Certain conditions must be satisfied before we can complete the sale of stock to Manchester, including, but not limited to, the following:

         * our common stock shall not have been delisted nor suspended from trading on a principal market;

         * our representations and warranties to Manchester set forth in the investment agreement must be accurate when made and as of the date we are to complete each sale to Manchester;

         * our legal counsel must deliver a legal opinion related to the issuance of the stock to Manchester, the registration statement, of which this prospectus forms a part, and certain other matters;

         * no statute, rule, regulation, executive order, decree, ruling or injunction shall be in effect which prohibits any of the transactions the investment agreement contemplates;

         * the registration statement, of which this prospectus forms a part, must be accurate and must have been declared effective by the SEC;

         * we must be in compliance with the transaction documents with Manchester; and

         * a major transaction, such as a merger, shall not have occurred or be pending.

         We may not be able to satisfy all conditions required under the investment agreement. Therefore, we may not be able to sell any shares to Manchester. Other limits on our ability to sell stock to Manchester under the investment agreement include:

         * the number of shares Manchester may beneficially own cannot exceed 9.99% of the total amount of our common stock outstanding;

         * we cannot sell more than 4,190,494 shares of common stock to Manchester under the investment agreement without obtaining stockholder approval; and

         * the amount of shares that Manchester is required to purchase in any investment period shall not exceed the amount in the draw notice and cannot exceed the lesser of the following:

                  -- 8% of the dollar trading volume of our common stock for the preceding investment period; or

                  -- 8% of the aggregate daily dollar trading volume of our common stock during the trading days in the same investment period on which the lowest completed trade price of that trading date exceeded our specified floor price.

                           Manchester, however, has the right but not the
                  obligation in its sole discretion to waive either of the above 8% limits.

         If our common stock is delisted or suspended from trading, Manchester has the right to sell stock back to us that it purchased under the investment agreement during the 30 days prior to such delisting or suspension (subject to a grace period). The price at which we must repurchase such stock may be lower than the market price on the date of the repurchase.

         In connection with the investment agreement, on October 5, 1999 we issued a warrant to Manchester to purchase common stock having an aggregate exercise price of $1,875,000. The exercise price per share of common stock is, at Manchester's option, equal to 120% of the average of the closing bid prices of our common stock for the 10 trading days starting (i) September 29, 1999, or
(ii) the trading day following the day we file our quarterly report on Form 10-Q with the SEC for the quarter ending September 30, 1999. As calculated in accordance with clause (i) above, the number of shares would be 526,685 and the exercise price per share would be $3.56. The warrant is exercisable on a "net" basis only. The net exercise provision works by providing that the number of shares to be issued to Manchester upon exercise is equal to the number of shares surrendered upon exercise times the difference between the fair market value and the exercise price. The resulting amount is then divided by the fair market value of the common stock. In this way, Manchester does not have to pay cash to exercise the warrant.

         Under the investment agreement, we agreed to register the common stock issuable to Manchester under the investment agreement and the warrant for resale by Manchester to permit the resale from time to time in the market or in privately-negotiated transactions. We will prepare and file such amendments and supplements to the registration statement as may be necessary in accordance with the Securities Act, and the rules and regulations promulgated thereunder, in order to keep it effective until December 4, 2001.

         We have agreed to indemnify Manchester against liabilities arising under the Securities Act. The registration rights agreement provides that we will reimburse Manchester for expenses it incurs in connection with investigating or defending against claims based upon untrue statements (or alleged untrue statements) or omission (or alleged omissions) of material facts in Secure Computing's filings with the SEC. In addition, we will indemnify Manchester against claims based on Secure Computing's violation (or alleged violation) of the Securities Act or other federal or state securities regulations.

         As explained in the "Plan of Distribution", we have agreed to bear certain expenses (other than broker discounts and commissions, if any) in connection with the registration statement.


                             SELLING SECURITY HOLDER

         The following table sets forth certain information regarding beneficial ownership of Secure Computing Corporation's common stock by the selling security holder as of September 30, 1999 (these amounts may change in the future). Manchester is a member firm of the NASD. Because Manchester may sell some or all of the shares offered hereby, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares by Manchester, we cannot give an estimate as to the actual amount of shares that Manchester will hold after completion of such distribution. See "Plan of Distribution."

         Manchester has not had a material relationship with Secure Computing within the past three years, except as a result of entering into the investment agreement with Secure Computing dated October 4, 1999 and the related transaction documents. Pursuant to a prime brokerage agreement entered into by Manchester, Manchester has acquired the right to borrow 830,900 shares of our common stock. Manchester will have the right to sell any shares of our common stock that it elects to borrow. Manchester may be deemed to be the beneficial owner of the 830,900 shares covered by this arrangement, within the meaning of section 13(d) of the "Exchange Act."

                                Common Stock                    Common Stock
                             Beneficially Owned    Common     Beneficially Owned
                              Prior to Offering    Stock        After Offering
                             ------------------    to be       ---------------
                              Number                sold       Number  Percent
                             --------  --------   ---------    ------  -------

Manchester Securities Corp.   830,900    3.9%     5,000,000      --       --

                              PLAN OF DISTRIBUTION

         All or a portion of the shares offered hereby by Manchester may be delivered and/or sold in transactions from time to time on the over-the-counter market, on the Nasdaq National Market, in negotiated transactions, sales on any market where our stock is traded, any other legal method of disposition, delivery of shares in settlement of option/short sales transactions, block trades, or a combination of such methods of sale, at market prices prevailing at the time, at prices related to such prevailing prices or at negotiated prices. Manchester may effect such transactions by selling to or through one or more broker-dealer, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from Manchester. Manchester is an "underwriter" within the meaning of the Securities Act. Any broker-dealer that participates in the distribution may under certain circumstances also be deemed to be "underwriter" within the meaning of the Securities Act, and any commissions such broker-dealer receives and any profits it realizes on the resale of shares may be deemed to be underwriting discounts and commissions under the Securities Act. Secure Computing has agreed to indemnify Manchester with respect to the shares offered hereby against certain liabilities, including, without limitation, certain liabilities under the Securities Act, or, if such indemnity is unavailable, to contribute toward amounts required to be paid in respect of such liabilities.

         Any broker-dealer participating in such transactions as agent may receive commissions from Manchester (and, if it acts as agent for the purchaser of such shares, from such purchaser). Broker-dealers may agree with Manchester to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for Manchester, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to Manchester. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above. To the extent required under the Securities Act, a supplemental prospectus will be filed, disclosing:

         *        the name of any such broker-dealers;

         *        the number of shares involved;

         *        the price at which such shares are to be sold;

         * the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;

         * that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

         *        other facts material to the transaction.

         Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale of shares may not simultaneously engage in market making activities with respect to the common stock of Secure Computing for a period of two business days prior to the commencement of such distribution. In addition, Manchester will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of Secure Computing's common stock by the selling security holder.

         Manchester will pay all commissions, transfer taxes, and certain other expenses associated with the sale of securities by them. The shares offered hereby are being registered pursuant to contractual obligations of Secure Computing, and Secure Computing has paid the expenses of the preparation of this prospectus.

         Rochon Capital Group, Ltd. is acting as placement agent in connection with the investment agreement in this offering. In exchange for such services, Rochon will receive from Secure Computing a cash fee of $462,500 and reimbursement of expenses up to $25,000.

         We have also agreed to reimburse the selling security holder for certain costs and expenses incurred in connection with this offering up to $75,000 through the start of the first investment period and up to $22,000 for each of the three following investment periods. If expenses are less than these limits in an investment period, then such shortfall is carried over to increase the limit in the subsequent investment period. Cost and expenses of the selling security holder in excess of such limits shall be split equally between us and the selling security holder.

         The price at which we will issue the common stock to Manchester shall be at a price equal to 98% of the average of the two lowest daily stock trade prices during the six consecutive trading days ending on the day prior to the date Manchester gives us a purchase notice. Assuming $25 million of stock is sold to Manchester and the price at which Manchester buys from us is 2% less than the price Manchester sells such stock, then the commission to Manchester would equal $500,000.

         Other estimated expenses in connection with the offering include Securities and Exchange Commission registration fee in the amount of $3,887.69, accounting fees in the amount of $50,000, legal fees and disbursements in the amount of $400,000 (including estimated fees and disbursements of counsel for, and other out of pocket expenses of, Manchester that we agreed to pay) and miscellaneous expenses in the amount of $10,000.

                                  THE BUSINESS

         We develop and sell computer network "security" products and services designed to provide secure access control for organizations engaged in electronic commerce/business. Our products provide solutions to assure the integrity and security of transactions and communications over public networks such as the Internet. Our products can also be used to prevent unauthorized access to private corporate and government networks. Our products generally fall into two broad categories:

THOSE INTENDED TO PREVENT UNAUTHORIZED ACCESS TO COMPUTER AND NETWORK BASED DATA AND INFORMATION:

         *        firewalls; and

         *        web (URL) filtering software.

THOSE INTENDED TO AUTHENTICATE/IDENTIFY NETWORK USERS AND CONTROL ACCESS TO NETWORK RESOURCES OR APPLICATIONS:

         * authenticators (hardware and software tokens, digital certificates, and others);

         *        authentication, authorization and audit; and

         *        security access control management software.

Finally, in addition to our products, we provide security centered professional services for:

         *        vulnerability assessment and analysis;

         *        penetration testing; and

         *        security architecture design & implementation.

         We originated as a small division of Honeywell Inc. which pioneered the principles of modern data security in the 1970s. We spun off from Honeywell in 1989 to develop and market core security for the National Security Agency (NSA) and other departments and agencies of the United States government. We anticipated an increased need for a product to provide security to enterprise information systems. We therefore acquired firewall, authentication and URL filtering companies in 1996. We have subsequently created a Professional Services Division, recruited several well-known security experts and built our internal consulting staff, which now consists of approximately 20 Certified Information Systems Security Professionals (CISSP).

         We now market a range of interoperable, standards-based e-commerce security products and services worldwide. Our customers include:

         *        fortune 500 companies and their branch offices;

         *        mid-to large size companies domestically and internationally;
                  and

         *        government agencies.

         Our goal is to provide security software solutions, which enable organizations to conduct electronic business safely and confidentially.

                               INDUSTRY BACKGROUND

THE PATH TO E-COMMERCE

         Enterprise computing has evolved over the past 25 years from mainframe computers supporting a number of terminals to networks of inter-connected personal computers. As the cost of personal computers has decreased, businesses and other organizations increasingly have begun to connect personal computers into local-area networks allowing them to share data and applications within work groups. As network technology has advanced, organizations have connected together geographically dispersed local-area networks into wide-area networks. Organizations have also standardized using Transmission Communication Protocol/Internet Protocol (TCP/IP) based networking to connect a broad range of computer applications. These applications include:

         * remote/branch office access to home office computer systems/applications;

         *        e-mail;

         * electronic commerce; payment processing, order transmission, etc.;

         *        digital cash;

         *        video conference and data application sharing;

         *        electronic software distribution; and

         *        mobile computing/internet access.

The adoption of standard computing and networking platforms, especially TCP/IP and the Internet, have fueled the development of the first generation of e-commerce solutions.

THE INTERNET

         The Internet allows any computer connected to it to communicate with any other computer in the world that is also connected to the Internet. In particular, the Internet is key to providing a common network that can connect users and organizations to each other electronically. It is a lower cost solution than the private networks of the past, but also poses much greater security risks and challenges. The Internet and WWW (world wide web) share common attributes, such as the ability to run networked computer applications around the world and the use of open standards base construction. These common attributes make the Internet and the WWW, and the applications they host vulnerable to hackers.

THE INTERNET AND ELECTRONIC COMMERCE SECURITY

         Networks and network transmissions are vulnerable to a variety of attacks that can compromise the secrecy and/or the integrity of critical data. They can also cause the loss of services critical to an organization. The National Institute of Standards and Technology (the NIST) has identified the TCP/IP protocol suite and the Internet as particularly vulnerable to attacks. Individuals have been able to exploit weaknesses in the protocol suite and network configurations to gain unauthorized access to network transmissions and individual computers. They have also used such assess to alter or steal data or, in some cases, to launch destructive attacks on data and computers within a network. Moreover, the Internet itself creates a security risk since it is built on published standards. Knowledge of attacks and the software required to mount these attacks spread quickly through the hacker community.

         Despite the inherent risks associated with the Internet, security conscious industries such as financial services, insurance, healthcare, high-tech, telecommunications and defense are rapidly adopting Internet and WWW technologies in order to take advantage of the e-commerce opportunity. Industry analysts have been quick to point out that a key challenge to the successful deployment of e-commerce solutions is building an integrated set of security products. These products should enable a corporation to connect safely to the Internet by controlling access


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


and preventing unauthorized access and attacks. In addition, the products need to enable a corporation to rapidly reconfigure its information security policy as the business climate and alliances change. A significant commercial opportunity for providers of electronic commerce security products and services is presented by a combination of:

         *        security concerns described above; and

         * the relatively small number of business offering comprehensive, flexible, scalable, e-commerce security solutions suitable for critical applications.

ELEMENTS OF E-COMMERCE SECURITY

         We have identified what we believe are the key features of an effective e-commerce security solution, including the following:

         * SECURITY POLICY - the means by which an organization determines which users have access to its network, which actions each user is permitted to take, and how the network will be managed. Security products must be flexible enough to support a variety of policies and easy to reconfigure when an organization's policies change.

         * IDENTIFICATION AND AUTHENTICATION - the means by which the organization identifies users attempting to gain access to a network and confirms the source of transmissions over the network.

         * ACCESS CONTROL/AUTHORIZATION - the means by which a user is allowed access to approved applications/uses. Conversely, this is the means by which a user is prevented from taking unauthorized actions, such as importing/exporting information to/from the Internet.

         * ENCRYPTION - the means by which information, whether in storage or in transmission, is kept private and its secrecy is maintained in the event that a transmission is intercepted or the storage medium is stolen or tampered with.

         * ADMINISTRATION - the ability of a network administrator to configure the network's security features to implement the organization's security policy.

         * AUDIT - the ability to monitor activity in the network, to detect and respond to abuse of information assets, and to hold users accountable for their actions.

         * SECURITY ARCHITECTURE AND IMPLEMENTATION SERVICES - professional network security expertise, support and education services. These services enable ongoing management and development of security policies and enforcement measures.

                           SECURE COMPUTING'S SOLUTION

         We understand e-commerce security risks and the limitations of competitors' products and services. We believe that our products and services will enable us to provide a comprehensive e-commerce security solution while offering innovations in architecture, interfaces and features. These innovations have strategic business benefits, such as ease of management, reduced human error and lower total cost of ownership. These innovations are also flexible and comprehensive. We can assess and advise organizations about their security needs and provide a scalable distributable set of products that control access to e-commerce applications. We can also furnish the means to manage this access dynamically and provide education and support services tailored to each product.

TECHNOLOGIES

         Our technologies provide the following benefits:


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FIREWALLS

         Secure Computing firewalls are designed to provide an optional set of capabilities to meet different requirements. Our firewalls deliver robust security by using a firewall-specific operating system integrated with the firewall application. Our firewalls that run on a commercial operating system are designed for companies that want ease of use and administration. Our firewalls have the following characteristics:

                  - multi-homed application-level gateways that understand and interpret network protocols, and increase access control in any direction;

                  -        support of a comprehensive suite of network services;
                           and

                  - addresses can be translated so that they are hidden from untrusted networks.

         *        ACCESS CONTROL

         Access control rules determine how the firewall reacts to requests for connections from users on internal and external networks. Our access control features ensure consistent and automatic enforcement of the security policy regardless of its complexity. These features enable organizations to define rules for enforcing security policy on internal and external network connection attempts. These features are also unique and range from simple to complex.

         *        VIRTUAL PRIVATE NETWORKS (VPN)

         VPNs are encrypted connections between firewalls, or between a firewall and an end user computer. VPNs can reduce the costs of creating a private network for connecting geographically dispersed resources.

         We have regularly introduced VPN innovations that are compliant with Internet Protocol Security (IPSec). Examples of these VPNs include:

                  - VPN support with integrated third party software for local access to the Internet from any major business center in the world; this is an important option for organizations with remote and mobile employees; and

                  - firewall support for embedded VPNs with granular access control options, automated key management,
                           X.509 digital certificate handling and
                           inter-operability with standard certificate authorities.

         *        SECUREOS(TM)

         Secure Computing's SecureOS is a robust security operating system which enables security-sensitive organizations in every industry to avoid the risks and costs associated with maintaining separate operating systems. SecureOS removes the inherent risks of layering a firewall on top of a discrete commercial operating system. This avoids exposing the firewalls' integrity to threat from inside and outside the organization.

         *        REGIONS

         In March 1998, we introduced an approach called "regions" in our new family of firewalls. Regions are groupings of physical interfaces/network cards and VPNs. Regions allow administrators to define both physically and virtually connected global networks into grouped items for easy management. Regions also help view configurations, establish rules, and set policies at increasing levels of detail through a powerful, visual object-based design.

         Regions can be named as desired, and network access policies can be applied for any region to region communication. Furthermore, administrators can define network address translation to hide addresses between regions, rather than specifying one as the trusted network and exposing untrusted network addresses.


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


         *        TYPE ENFORCEMENT(TM)

         Our patented Type Enforcement technology was initially developed for classified government agencies and it is now incorporated into our Unix firewall architectures. Type Enforcement technology secures the underlying firewall operating system and protects network services by dividing them into individual domains. Each domain is granted permission to access specific file types and domains. As a result, each domain provides a self-contained, discrete layer of protection which cannot be changed. Firewalls with Type Enforcement protect against known network penetration and destructive and malicious attacks.

         *        CENTRALIZED AND REMOTE MANAGEMENT

         Centralized control features include:

                  -        an easy-to-use management interface,

                  -        encrypted and authenticated remote management

                  -        remote systems configuration, and

                  - real-time monitoring of suspicious activities on the network.

         Administrators can use Simple Network Management Protocol (SNMP) agents to send alarms to SNMP-compliant network management stations located on an internal or external network.

         *        COMPREHENSIVE AUDIT AND LOGGING

         Our firewalls provide comprehensive audit, logging and report generation tools which bring unauthorized access attempts to the immediate attention of the administrator. For example, an organization may configure its firewall with traps which trigger an alarm, alerting a network administrator (by paging the administrator if desired), to the attack in progress. Moreover, the firewall can be configured to lure the unauthorized user to continue the attack by making it appear that the attack is succeeding, while software logs the attack and traces it to its source. The triggers can also be configured to immediately terminate access.

         *        TRANSPARENCY

         Our transparency technology allows a firewall to integrate into a new or existing network without interfering with legitimate corporate network services and business requirements. As a result, our firewalls do not alter the work behavior of internal users nor do they require changes to existing or new software that are being used on the protected network.

AUTHENTICATION, IDENTIFICATION AND AUTHORIZATION

         Our authentication, identification and authorization technology results from more than a decade of efforts in network authenticating technology. Authentication products enable corporations to identify remote users and business partners and to authorize their access to a company's network resources. We currently have three patents for this technology.

         *        DYNAMIC PASSWORDS

         Dynamic password technology is compatible with existing computing and networking equipment that most organizations use. Since each password can only be used one time, methods of electronically trying many passwords have an extremely low mathematical probability of being successful. Physical observation or electronic interception of the entered password will not enable the eavesdropper to gain access, without calculating a subsequent authorized dynamic password. This process is extremely unlikely when using the Data Encryption Standard (DES) algorithm, which is widely recognized as a government certified and industry-tested standard.

Databases of user authentication codes and authorizations are themselves encrypted using the DES algorithm for further protection from unauthorized access.

         *        AUTHENTICATION PROTOCOLS AND INTERFACE MODULES

         This technology supports existing and emerging authentication protocols, including four TCP/IP based protocols. Many manufacturers of access equipment adopted certain of these authentication protocols which permit transmission of a user's name and password from numerous connection points and through various network connectors, gateways, routers, servers and ports to the authentication server. In addition, a linkable library of files allows customers to create support for other levels of authentication at either the application or the transaction level. A customer can link the application interface with virtually any application or new or customized authentication products. Once the linking takes place, executing the application permits the application or product to transmit a name and password to the application interface. The application, after it communicates through the software, returns the result of the authentication query to the application or product.

         *        FULLY DOWN-LOADABLE, ALL SOFTWARE SOLUTION

         The technology permits a down-loadable, all software solution and reduces the aggregate cost of the authentication systems. Through a combination of our network authentication software and software password generators, or `tokens," an organization can achieve an all-software authentication solution for its network.

         *        OPEN ARCHITECTURE AND INTER-OPERABILITY

         Our identification and authentication technology has been designed to operate on a wide variety of platforms and to be compatible with a wide range of telecommunications products and protocols. This allows multiple solutions for different types of security needs. This is important to organizations operating a diverse computing environment. Moreover, it supports multiple token types manufactured by Secure Computing and others within a single network.

         *        SCALABILITY

         The ability to support large numbers of simultaneous users is a major requirement for enterprises that need to manage hundreds of thousands of users without affecting the enterprises' performance. With our technology, one database can support greater than one million users, and each authentication server can contain several databases. In addition, our authentication software allows the support of a high volume of user authentication requests through the use of multiple servers which are automatically synchronized.

         *        FAULT TOLERANCE

         With this feature, databases are automatically mirrored on up to four servers on a network to achieve fault tolerance. As a result, one server's hardware failure does not prevent the authentication of users.

WEB MONITORING AND FILTERING

         Our Web monitoring and filtering product is installed on a proxy server and blocks access to objectionable Web sites or alternatively "deprioritizes" requests to a non-work site.

         *        CONTROL LIST

         This is a database of URLs for major Internet protocols (HTTP, FTP, NNTP, and Gopher) representing sites, portions of sites, or discrete documents available on the Internet that meet the criteria of one or more of the 27 categories that the control list currently supports. The distributed form of the control list is binary, using a secure hash algorithm to both protect the actual contents of the database, and to form the basis of efficient runtime access for URL filtering. We use proprietary tools to update the control list efficiently and effectively, including Human-Computer Interface and automated Web robots (variations on the spiders used by most Internet search engines). These provide candidate URLs from a variety of sources for review by list technicians.

         *        MULTIPLE PLATFORM FUNCTIONALITY

         This feature includes:

                  -        web proxies for Unix and Windows NT;

                  - plug-ins for leading general-purpose proxies such as Netscape Proxy Server and Microsoft Proxy Server; and

                  - proxy-based enhancements to our line of firewall products.

         In all cases, the monitoring and filtering application support the widely accepted concept of proxies for fundamental Internet protocols.

         *        PROGRAMMING TOOLKIT

         This toolkit is an application-programming interface to the core functionality of the control list. It is used as a high-level development tool for developing customized monitoring and filtering applications. Third-party vendors use the Programming Toolkit both internally and externally.

PRODUCTS

         Our security products are designed to provide integrated enterprise security solutions for corporate networks. These products include the following:

         *        SecureZone(TM)

         SecureZone is a firewall product which delivers advanced security technologies developed for government and military agencies, including our patented Type Enforcement, SecureOS, and Strikeback intrusion detection/response.

         In addition, organizations requiring a highly sophisticated level of security protection pay a lower ownership cost. The intuitive, visual interface simplifies and speeds all aspects of security administration, including access control, entities of trust and VPNs SecureZone is the first network security solution to deliver application gateway strengths with embedded VPNs and commercially available integrated X.509 digital certificate management.

         *        Sidewinder(TM) Security Server

         Sidewinder is a firewall product which uses features such as SecureOS, Type Enforcement and Strikeback intrusion detection/response. It enforces complex security policies and stringent security thresholds for both government and commercial organizations, and permits high granular control over network access rules, message filtering and intrusion detection. Sidewinder provides all the features of a robust application gateway firewall plus additional technologies and filters, allowing safe connections to and through untrusted networks.

         *        SafeWord(TM)

         The SafeWord family provides server software, hard tokens and soft tokens for secured network access. SafeWord enables load balancing, real-time mirroring and recovery while it combines one-time encrypted password protection with standards-based inter-operability. This results in a wide choice of servers and tokens. SafeWord runs on a wide range of platforms and supports multiple token types from other manufacturers.

         *        SmartFilter(TM)

         SmartFilter, a web filtering software, helps businesses manage productivity, preserve network bandwidth and reduce legal liability through industry-leading Web monitoring and filtering. Businesses can manage and monitor Internet access through the SmartFilter Control List. For ease of administration, the Control List is organized into 27 selectable

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content categories and can be customized to business needs, interests and policies. SmartFilter capabilities mix in unique ways with each of our network security solutions and complement a selection of recognized firewalls participating in our Partner's First program.

SERVICES

         Our services are designed to assist our customers during all states of network growth. Our three types of services are summarized below:

         *        Professional Services

         We provide a focused portfolio of professional services, ranging from internal and external network penetration testing to security site assessment, security policy development and secure architecture services. Service is provided by our team of accredited, certified security experts, including 20 Certified Information Systems Security Professionals (CISSP). The CISSP designation is awarded to a security professional who has passed a rigorous examination which encompasses all major elements of the industry's widely accepted and recognized information systems security common body of knowledge.

         We investigate and analyze a client's operational and information security issues, taking into consideration the client's critical information assets and systems, business objectives and operational environment. We also identify potential threats and risks to the client's network. We document our work in written reports and oral presentations which clearly describe what action the client should take to improve its security posture. Recommended actions may include network redesign, policies, procedures and training. Recommendations may also include specific technology such as cryptography, authentication tools and firewalls.

         Additional professional services include customized security policies, security architecture, and a variety of either standard or customized security related training. We also provide fully customized consulting, based on specific customer needs.

         *        SecureSupport(TM)

         SecureSupport provides expert customer support through e-mail, the Web or telephonically. Service options are tailored for each of our network security products.

         Customers may purchase software support and upgrade service for an annual fee. Product feature upgrades are released when new features or capabilities are made available to software support subscribers. We provide basic hardware support pursuant to our basic warranty terms. Extended warranties are available for an annual fee. A customer may purchase enhanced hardware support at varying rates either to provide service during normal business hours or at all times (24 hours a day, 7 days a week) for up to three years. We currently provide hardware support through contracts with third party support vendors and by using our employees. When necessary, we provide software updates and technical support through program fix releases to customers to fix bugs or to provide enhancements to existing software features.

         We provide limited hardware and software warranties to users for one year from acceptance of a product. We will also provide contractual maintenance, service of the hardware and upgrades of software for a fee after warranty expiration. In many instances, our warranties are in turn supported by warranties we receive from our manufacturers and suppliers.

         *        Education and Training Services

         We provide extensive product training and security education opportunities through classes, workshops and seminars around the world for customers and channel partners. These services help our customers to maintain security integrity by updating their security policy, configuring their products, and integrating products into cohesive solutions.

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ADVANCED TECHNOLOGY CONTRACTS

         From our inception, we have engaged in research and development of information security technology by acquiring and executing contracts with departments and agencies of the United States government, including the NSA. These contracts provided us with the financial resources to establish a group of scientists and engineers specializing in computer systems security. As a result, we were able to incorporate the technology acquired under government contracts into our commercial product and service offerings.

         The majority of our contracts require that we perform specified services, for which we are reimbursed for actual cost plus a fee. Under these cost-reimbursement contracts, we bear the risk of increased or unexpected costs beyond the scope of the contract. These increased costs may reduce our profitability. The cost-reimbursement contracts generally are also subject to termination at the convenience of the applicable government agency. If a contract is terminated, we typically are reimbursed for our costs to the date of its termination plus the cost of an orderly termination and are paid a portion of the fee. Our United States government contracts are subject to audit by the Defense Contract Audit Agency (DCAA). The DCAA has periodically audited our contracts without any material cost disallowances.

CUSTOMERS

         Our current commercial customers are likely to consider network security solutions a high priority, because they routinely deal with proprietary or highly sensitive information. Our customers include fortune 500 companies and their branch offices, and mid-to large size companies domestically and internationally.

         Our customer list within the United States government includes the Department of Defense (both directly and through the NSA), the U.S. Air Force, and other agencies within the United States government.

         Our customer list also includes foreign governments and businesses. We sell our products in Western Europe, the Middle East, Australia and the Pacific Rim, mainly through reseller channels.

SALES

         We sell our products and services through both indirect and direct channels, using a worldwide sales organization of 48 individuals, as of September 30, 1999. For 1998, indirect channel sales comprised 63% of total product sales, while direct sales to major end-users comprised the remaining 37%. Indirect channels include sales made to domestic and international distributors, value-added resellers, major integrators and original equipment manufacturers (OEM's). The typical end-users buying directly from us are larger, Fortune 1000 companies requiring both professional services and product sales for an enterprise-wide solution.

         We have continued our emphasis toward an indirect sales model. We formed dedicated sales teams that manage each segment of the indirect sales channels. In addition, in 1998, we launched a new "partners first" channel program, that provides increased benefits to business partners selling our products. In 1998, we formed a dedicated corporate sales team to target only named-accounts. This strategy provides greater customer attention to larger corporate customers, reduces possible channel conflicts, and allows the end-user to decide how best to acquire our products.

         We continue to have a United States federal government sales team. Since the United States government continues to be the world's largest buyer of security products, we believe having a dedicated account team is a strategic advantage for us. Major awards resulted from this effort during 1998, including the United States Air Force, the National Security Agency, the National Institute of Standards and Technology, and the United States Army. Beginning in 1999, we initiated a state government level sales program.

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         International sales accounted for 24% of total revenue during 1998.
Major foreign markets for our products include Europe and the Pacific Rim, with the United Kingdom, Germany, Scandinavia and Japan being particularly strong. In each country, we have independent channel partners who are responsible for marketing, selling and supporting our products to resellers and end-users within their defined territories. Independent market analyst reports indicate that international markets will continue to provide increased opportunities for security products in the years ahead. The following table summarized information about our international and domestic sales and operations:


                                      YEAR ENDED DECEMBER 31,
                                          (in thousands)
                         ------------------------------------------------
                           1998                1997                 1996
                           ----                ----                 ----

Revenues:
United States sales       $46,464             $31,944             $31,683
International sales        14,978              15,032               8,579
                         ------------------------------------------------
            Total         $61,442              46,976              40,262
                         ================================================


MARKETING

         We market our products using a wide variety of mediums, including advertisements, direct mail, seminars, trade shows, symposiums and Web-based marketing. Marketing campaigns are centralized functions performed out of our corporate headquarters in San Jose, California. Dedicated marketing personnel create and implement these marketing campaigns in each of our major functional market areas:

         *        corporate marketing;

         *        product marketing; and

         *        channel marketing and co-marketing with industry partners.

         An active public relations program ensures that we receive appropriate press coverage for our various programs and announcements. In addition, it is responsible for securing product reviews and speaking engagements.

         As of September 30, 1999, we had 19 marketing employees. We use comprehensive targeted marketing programs to generate sales leads and brand awareness. Programs include:

         *        direct marketing;

         *        Web marketing;

         *        advertising;

         *        seminars and trade shows; and

         *        ongoing customer, channel and partner communications programs.

         In addition to the marketing programs, we seek to stimulate interest in network security through our public relations program, speaking engagements, white papers, technical notes, and other publications.

         Through the partners first alliance program, we have entered into strategic marketing relationships with various vendors of communications, security, and network management products. Certain of these vendors recommend our products along with their solutions in helping customers to meet their security needs. the potential increase in revenues from such relationships may be reduced by requirements to provide volume price discounts and other allowances, and significant costs incurred in customizing our products. Although we do not intend that such relationships be exclusive, we may be required to enter into an exclusive relationship or forego a significant sales opportunity. To the extent we become dependent on actions by such parties, we could be adversely affected if the parties fail to perform as expected.

COMPETITION AND MARKET CONSOLIDATION

         The market for e-commerce security products is intensely competitive an characterized by rapid technological change. We believe that competition in this market is likely to persist and to intensify as a result of increasing demand for e-commerce security products. Each of our individual products competes with a different group of competitors and products. The principal competitors for our existing products are:

         *        ActivCard;

         *        Axent;

         *        CheckPoint Software Technologies Ltd.;

         *        Network Associates; and

         *        RSA Security Inc.

         In the future, we may also face competition from these and other parties who develop, or acquire e-commerce and network security products based upon approaches similar to or different from those we employ. There are no guarantees that our approach will dominate the market for e-commerce security products. While we believe that we do not compete against manufacturers of other classes of security products (such as encryption) due to the complementary functions performed by such other classes, our customers may perceive such other companies as our competitors.

         We believe that the principal competitive factors affecting the market for e-commerce and network security products include:

         *        level of security;

         *        technical features and capabilities;

         *        total cost of ownership;

         *        ease of use, reliability and manageability;

         *        scalability and performance;

         *        customer service and support; and

         *        price and distribution channels.

         Current and potential competitors have established or may in the future establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the security needs of our prospective customers. Accordingly, it is possible that new competitors or alliances may emerge and rapidly acquire significant market share. If this were to occur, it could materially and adversely affect the financial condition or results of our operations.

         The trend toward large-scale e-commerce security solutions may result in a consolidation of the e-commerce security market around a smaller number of vendors who are able to provide the necessary e-commerce products and services. In the event that we are unable to internally develop all of the products needed for an e-commerce security solution, we may need to acquire such technology, or be acquired by a larger entity. However, there are no assurance that, in the event that we are not able to internally develop all of the products needed for an enterprise-wide security solution, we will be able to acquire or merge with other entities on terms favorable to us and our shareholders.

BACKLOG

         Our backlog for commercial products at any point in time is not significant since products are shipped on receipt of order. We do not believe that our commercial backlog at any particular point in time is indicative of future sales levels.

         Our backlog relating to government contracts as of September 30, 1999, was approximately $4.0 million, compared to $4.5 million as of September 30, 1998. Backlog historically has represented firm government orders for research and development services. Funded backlog represents that portion of backlog for which our government customers have actually committed to compensate us. As of September 30, 1999, approximately $1.5 million of our government contract backlog was funded, compared to $2.1 million as of September 30, 1998. The timing and volume of customer orders are difficult to forecast because our customers typically require prompt delivery of products and a substantial majority of our sales are booked, and shipped in the same quarter. In addition, sales are generally made pursuant to standard purchase orders that can be rescheduled, reduced or canceled with little or no penalty.

MANUFACTURING

         Our manufacturing operations consist primarily of light assembly and packaging associated with our software products. We use subcontractors to duplicate our software media and print our user documentation and product packaging. We then assemble the final software products at our facilities in St. Paul, Minnesota. We also perform some limited hardware manufacturing operations which consist of purchasing hardware components, final assembly and testing. Hardware components include commercially available computers, memory, monitors and third party peripherals.

         The majority of the materials used in our manufacturing operations are industry standard parts that are widely available. Typical materials required are media and media duplication services, user documentation and other printed materials, product packaging, and computer systems (PC's, computer peripherals, memory disk drives, and storage devices). Interruptions or delays in shipments of software supplies, certain computer systems or peripherals could materially and adversely affect the results of operations.

         Our SafeWord product line includes a small calculator style token which is used for user authentication. We have two subcontractors for these tokens:
ReachOut Ltd., an electronics assembly manufacturer located in the Peoples Republic of China, and Lan Plus, Inc., a California company with manufacturing facilities located in Taiwan. While we have generally been able to obtain adequate supplies of these products in a timely manner, delays, interruptions in supply, or a significant increase in manufacturing costs could materially and adversely affect the results of operations.

RESEARCH AND DEVELOPMENT

         Our internal engineering staff performs internal development of new products and features. Of Secure Computing's total of 113 engineering employees at September 30, 1999, 32 held post-graduate degrees.

         We intend to keep our products broadly compatible with a variety of host computer configurations, other network security products and other network applications. In addition, we will introduce new products as market demand develops for such products. We research and attempt to design our products to be able to support emerging security standards, such as the Public Key Infrastructure, IP Security, and Content Vector Protocol.

         We will continue to seek government research and development contracts to maintain our high technology base. We currently have research and development contracts with government agencies, including the NSA. These contracts address information security for operating systems, secure applications for database management systems and security policy research. We continuously pursue additional contracts with these organizations.

PATENTS AND PROPRIETARY TECHNOLOGY

         We rely on patent, trademark, copyright and trade secret laws, employee and third-party non-disclosure agreements and other methods to protect our proprietary rights. We currently hold seventeen patents and have 11 patent applications pending in the United States relating to computer security software and hardware products. We have also filed patent applications in the European Union, Canada, Japan, Germany, and the United Kingdom. We believe that our patents are broad and fundamental to network security computer products. While we believe that the pending applications relate to patentable devices or concepts, there are no guarantees that any pending or future patent applications will be granted . There is also the risk that a current or future patent, regardless of whether we are an owner or a licensee of such patent, may be challenged, invalidated or circumvented . In addition, there are no guarantees that the rights granted under a patent or under licensing agreements will provide competitive advantages to Secure Computing.

         Our success depends, in part, upon our proprietary software and security technology. We also rely on trade secrets and proprietary know-how which we seek to protect, in part, through confidentiality agreements with employees, consultants and other parties. There are no guarantees that these agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known to or independently developed by competitors. In addition, under their contract with Secure Computing, U.S. government agencies have the right to disclose certain technology developed with government funding to our competitors as part of the establishment by the government of second-source manufacturing arrangements or competitive bidding.

         We are not aware of any third party claims that Secure Computing or our products have infringed a patent or other proprietary rights. However, the computer technology market is characterized by frequent and substantial intellectual property litigation. Intellectual property litigation is complex and expensive, and the outcome of such litigation is difficult to predict. In the event that a third party were to make a claim of infringement against us, we could be required to devote substantial resources and management time to the defense of such claim, which could have a material adverse effect on our business and results of operations.

         We have received or applied for trademark protection in the United States for our SafeWord, SecureOS, SecureSupport, SecureZone, Sidewinder, SmartFilter, SofToken, e.id, Strikeback, Type Enforcement, "e.security for all business" and "Nobody Comes Close" trademarks.

REGULATION AND GOVERNMENT CONTRACTS

         Other than regulations generally applicable to businesses and regulations applicable to our government contracts described above under "Advanced Technology Contracts," we are not currently subject to direct regulation by any government agency. Currently, there are few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing and characteristics and quality of products and services. In addition, the adoption of laws or regulations may slow the growth of the Internet, which could in turn decrease the demand for our products and increase our cost of doing business or otherwise have an adverse effect on our business, operating results or financial condition

                                    EMPLOYEES

         At September 30, 1999, Secure Computing had 311 employees. No employee of Secure Computing is represented by a labor union or is subject to a collective bargaining agreement. We believe that we maintain good relations with our employees.

                                   LITIGATION

         On April 2, 9, 12, 14 and 20, 1999, purported class action complaints were filed in the United States District Court for the Northern District of California by Myron Goldstein, Herbert Silverberg, William Preiner, Charles McInnis, and George H. Rosenquist and Melvin Freedenberg, respectively, against Secure Computing Corporation, and certain of its officers and directors. Each complaint alleges that defendants made false and misleading statements about our business condition and prospects during a purported class period of November 10, 1998 - March 31, 1999, and asserts claims for violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 10b-5. Each complaint seeks damages of an unspecified amount. By stipulated Order dated August 19, 1999, the Court consolidated these actions, appointed lead plaintiffs, and approved the retention of lead counsel. Pursuant to the parties' stipulation, plaintiffs are scheduled to serve a consolidated complaint no later than October 25, 1999.

         There has been no discovery to date and no trial is scheduled in any of these consolidated actions. We believe that we have meritorious defenses to the actions and intend to defend them vigorously. However, if we do not obtain a favorable resolution of the claims set forth in the actions it could have a material adverse effect on our business, results of operations and financial condition, which cannot be reasonably estimated.

                   INDEMNIFICATION OF OFFICERS AND DIRECTORS

         Our Certificate of Incorporation limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. Our Bylaws provide that we will indemnify our officers and directors and may indemnify our employees and other agents to the fullest extent permitted by Delaware law. We have entered into indemnification agreements with our officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements require us, among other things to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance, if available on reasonable terms. We believe that these agreements are necessary to attract and retain qualified persons as directors and officers.

         Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of that fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                   PROPERTIES

         We are headquartered in approximately 13,000 square feet of office space in San Jose, California. The annual rent for this facility is approximately $296,000. We have three separate facilities with a combined square footage of approximately 73,000 in St. Paul, Minnesota that are occupied by production, research and development, and administration with an annual base rent of $960,000. We have a research facility located in Concord, California that occupies 8,000 square feet at an approximate annual cost of $100,000. We occupy these premises under leases expiring at various times through the year 2006. Not included in the aforementioned space is 29,500 square feet that has been sublet. In support of our United States field sales and professional services organizations, we also lease 11,000 sq. ft. of office space in Vienna, Virginia; Dallas, Texas; and Seattle, Washington, with an approximate total annual cost of $324,000. We also have foreign offices in London, England, Sydney, Australia, and Munich, Germany, with an approximately annual cost of $300,000.

                 MARKET FOR SECURE COMPUTING'S COMMON EQUITY AND
                           RELATED STOCKHOLDER MATTERS

         Our common stock is listed on the Nasdaq National Market. As of June 30, 1999, there were approximately 542 registered holders of Secure Computing's common stock. We believe, however, that many beneficial holders of our common stock have registered their shares in nominee or street name. The low price and high price of our common stock during the last eight quarters, are as follows:

================================================================================
                                                          Low Price   High Price
                                                          ---------   ----------
--------------------------------------------------------------------------------
Quarter ended September 30, 1997.........................   $5.50        $9.22
Quarter ended December 31, 1997..........................   $8.69       $14.81
Quarter ended March 31, 1998.............................   $8.00       $15.25
Quarter ended June 30, 1998..............................   $7.75       $13.75
Quarter ended September 30, 1998.........................   $6.38       $13.63
Quarter ended December 31, 1998..........................   $8.88       $22.50
Quarter ended March 31, 1999.............................   $9.94       $29.00
Quarter ended June 30, 1999..............................   $2.25        $6.75
Quarter ended September 30, 1999.........................   $3.00        $3.25
================================================================================


            We have not paid any dividends on our common stock during the periods set forth above. It is presently the policy of the Board of Directors to retain earnings for use in expanding and developing our business. Accordingly, we do not anticipate paying dividends on the common stock in the foreseeable future.

                             SELECTED FINANCIAL DATA

         The consolidated statement of operations data set forth below for the fiscal years ended December 31, 1996, 1997 and 1998 and the consolidated balance sheet data at December 31, 1997 and 1998 are derived from the audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data set forth below for the fiscal years ended December 31, 1994 and 1995 and the consolidated balance sheet data at December 31, 1994, 1995 and 1996 are derived from audited consolidated financial statements which are not included in this prospectus. The consolidated statement of operations for the fiscal years ended December 31, 1994 and 1995 and the consolidated balance sheet data at December 31, 1994 and 1995 have been restated to give effect to the acquisition of Border Network Technologies, Inc. and Enigma Logic, Inc. in August 1996. The consolidated statement of operations data for the six months ended June 30, 1998 and 1999 has been derived from unaudited consolidated financial statements which, in the opinion of management, include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the financial information shown in these statements. The results for the six months ended June 30, 1999, are not necessarily indicative of the results to be expected for the full year or for any future period. You should read the data set forth below in conjunction with the Financial Statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                           YEARS ENDED DECEMBER 31,                           SIX MONTHS ENDED
                                                  (In thousands, except per share amounts)                        JUNE 30,
                                          ------------------------------------------------------------     ---------------------
                                            1994         1995         1996         1997         1998         1998         1999
                                          ------------------------------------------------------------       ----         ----
STATEMENT OF OPERATIONS DATA:

Revenue:
        Products and services             $  4,051     $ 13,081     $ 23,290     $ 33,203     $ 51,500     $ 22,020     $ 11,329
        Advanced technology contracts       13,744       14,849       16,972       13,773        9,942        5,280        2,410
                                          ------------------------------------------------------------     ---------------------
        Total revenue                       17,795       27,930       40,262       46,976       61,442       27,300       13,739
        Gross profit                         7,120       13,079       21,465       28,210       40,304       17,874          857
        Acquisition costs                       --           --       13,069           --           --           --           --
        Operating income/(loss)              1,220         (633)     (26,473)      (5,734)      (4,933)      (7,070)     (28,807)
        Net income/(loss)                    1,541         (632)     (25,094)      (4,251)      (3,262)      (6,396)     (29,406)
Net income/(loss) per share:
        Basic and Diluted                      .17         (.05)       (1.76)        (.27)        (.20)        (.40)       (1.71)

BALANCE SHEET DATA:                                  December 31
                                          ------------------------------------------------------------                  June 30,
                                            1994         1995         1996         1997         1998                      1999
                                          ------------------------------------------------------------                  --------
        Working capital                   $  1,991     $ 34,292     $ 18,886     $ 17,175     $ 34,017                  $ 13,134
        Total assets                         7,727       44,261       36,775       31,054       54,348                    31,796
        Long-term debt, less current
          Portion and redeemable
          Convertible preferred stock       10,659        1,879           --           --           --                        --
        Stockholders' equity/(deficit)      (5,996)      36,208       26,232       24,800       43,053                    21,509

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

         The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our expectations, beliefs, intentions or strategies regarding the future. Forward-looking statements include, without limitation, statements regarding the extent and timing of future revenues and expenses and customer demand.

         We base all forward-looking statements in this document on information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of factors, including the risk factors detailed in our Annual Report on Form 10-K for the year ended December 31, 1998, filed with the SEC, the risk factors set forth in this prospectus beginning on page 3, as well as the factors identified in Forward Looking Statements below.

OVERVIEW

         We develop and sell computer network "security" products and services designed to provide secure access control for organizations engaged in electronic commerce/business. Our products provide solutions to assure the integrity and security of transactions and communications over public networks such as the Internet. Our products can also be used to prevent unauthorized access to private corporate and government networks. Our products generally fall into two broad categories: (i) those intended to prevent unauthorized access to computer and network based data and information; and (ii) those intended to authenticate or identify network users and control access to resources or applications.

         PRODUCTS AND SERVICES. We market a range of interoperable, standards-based commerce security products and services to the global marketplace. Our customers include Fortune 500 companies, small branch offices, and government agencies all of whom rely on our suite of network security solutions to maximize their productivity on the Internet without compromising information security. We expect that the percentage of our revenues derived from products and related services will increase in future years as we increasingly focus on product sales.

         ADVANCED TECHNOLOGY CONTRACTS. From the time of our organization, we have been engaged in research and development of information security technology by acquiring and executing contracts with departments and agencies of the United States government. We expect that the percentage of our revenues derived from advanced technology contracts will decrease in future years as the we increase our focus on product and services sales.

         The following table sets forth, for the periods indicated, certain items from the statements of operations of our company expressed as a percentage of revenue:

                                             YEAR ENDED DECEMBER 31,   SIX MONTHS ENDED JUNE 30,
                                       ---------------------------------------------------------
                                            1996       1997       1998       1998       1999
                                       ---------------------------------------------------------
Revenue:
     Products and Services                  57.8%      70.7%      83.8%      80.7%      82.5
     Advanced technology contracts          42.2       29.3       16.2       19.3       17.5
                                       ---------------------------------------------------------
     Total revenue                         100.0      100.0      100.0      100.0      100.0
Cost of revenue                             46.7       39.9       34.4       34.5       93.8
                                       ---------------------------------------------------------
     Gross profit                           53.3       60.1       65.6       65.5        6.2
     Operating expenses:
        Selling and marketing               45.8       43.6       37.2       42.2      111.2
        Research and development            23.8       18.6       12.2       13.7       37.7
        General and administrative          17.1        8.2        8.1        6.9       32.6
        Stock option expense                  --        1.9        3.5         --       34.5
        Restructure expense                   --         --       12.7       28.6         --
        Acquisition costs                   32.4         --         --         --         --
     Total operating expenses              119.1       72.3       73.7       91.4      216.0
     Operating loss                        (65.8)     (12.2)      (8.1)     (25.9)    (209.8)
        Interest and other income            3.8        1.1        0.8         .2        2.2
        Interest expense                    (0.3)        --         --         --         --
        Loss before income taxes           (62.3)     (11.1)      (7.3)     (25.7)    (207.6)
        Income tax benefit                    --        2.1        2.0        2.3       (6.6)
     Net loss                              (62.3)%     (9.0)%     (5.3)%    (23.4)%   (214.2)
================================================================================================

RESULTS OF OPERATIONS

COMPARISON OF SIX MONTHS ENDED JUNE 30, 1999 AND 1998.

         Significant additional expense charges of $11.7 million in aggregate are included in the 1999 statement of operations. These expenses relate to rationalizing our product line, refocusing on e-commerce products and streamlining our executive management structure. The following table compares the six months ended June 30, 1999 income statement items including and excluding the significant additional expense charges:

                                              Six Months Ended June 30, 1999
                                          (In thousands, except per share amounts)
                                          Including                      Excluding
                                         Significant     Significant    Significant
                                           Charges         Charges        Charges
                                        -------------------------------------------
Gross profit                              $    857        $ (4,700)       $  5,557

Operating expenses:
      Selling and marketing                 15,272           4,047          11,225
      Research and development               5,173             281           4,892
      General and administrative             4,479           1,801           2,678
      Stock option expense                   4,740              --           4,740
                                        ------------------------------------------
                                            29,664           6,129          23,535

                                        ------------------------------------------
                                           (28,807)        (10,829)        (17,978)
Net interest income                            301              --             301
                                        ------------------------------------------
Loss before income taxes                   (28,506)        (10,829)        (17,677)

Income tax expense                            (900)           (900)             --
                                        ------------------------------------------
Net loss                                  $(29,406)       $(11,729)       $(17,677)
                                        ==========================================
Net loss per share - basic and diluted    $  (1.71)       $   (.66)       $  (1.05)
                                        ==========================================

         REVENUE. Our revenue decreased 49.7% to $13,739,000 for the first six months of 1999 down from $27,300,000 in the same period of 1998. Products and services revenue was $11,329,000 for the six months, a decrease of 48.6% over 1998, and reflects delays in purchasing decisions based on "Year 2000" concerns and lengthening of sales cycles. We expect revenue from products and services for the remainder of 1999 to increase from the second half of 1999. However, these levels will be less than that from the second half of 1998. Advanced technology contract revenue was $2,410,000 for the first six months, a decrease of 54.4% from the second quarter of 1998, which reflects a reduced focus on government contract business that does not complement our products and services offerings. For this reason, we expect revenue from advanced technology contracts for the remainder of 1999 to decrease slightly from the first half of 1999.

         GROSS PROFIT. Gross profit as a percentage of revenue decreased from 65.5% in the first half of 1998 to 6.2% in 1999. Excluding significant charges related to discontinued products, total gross profit as a percentage of revenue decreased from 65.5% in the first half of 1998 to 40.4% of revenue in 1999. The decrease resulted primarily from reduced volumes and relatively fixed manufacturing and amortization costs. We believe that gross profit will trend higher for the remainder of the year as revenues increase.

         SELLING AND MARKETING. Selling and marketing expense increased 32.5% to $15,272,000 in the first half of 1999 up from $11,527,000 in the same period of 1998. As a percentage of revenue, selling and marketing expense was 111.2% for the six months compared to 42.2% in the same period of 1998.

         Excluding significant charges resulting from discontinued product activities and severance pay associated with the streamlining of our management structure, selling and marketing expense decreased 2.6% to $11,225,000 in the first half of 1999 down from $11,527,000 in the same period of 1998. As a percentage of revenue, selling and marketing expense was 81.7% for the first half compared to 42.2% in the same period of 1998. The decreased spending levels resulted primarily from decreased discretionary marketing efforts. We expect that selling and marketing expense levels for the rest of 1999 will remain at levels comparable to those of the first half of 1999.

         RESEARCH AND DEVELOPMENT. Research and development expense increased 38.3% to $5,173,000 in the first half of 1999 up from $3,740,000 in the same period of 1998. As a percentage of revenue, research and development expense was 37.7% for the first half compared to 13.7% in the same period of 1998.

         Excluding significant charges mainly for employee relocation expense, research and development expense increased 30.8% to $4,892,000 in the first half of 1999 up from $3,740,000 in the same period of 1998. As a percentage of revenue, research and development expense was 35.6% for the first half compared to 13.7% in the same period of 1998. The increased spending levels resulted primarily from increased investment in quality assurance activities. We expect that research and development expense levels for the rest of 1999 will remain at levels comparable to those of the first half of 1999.

         GENERAL AND ADMINISTRATIVE. General and administrative expense increased 138.6% to $4,479,000 in the first half of 1999 up from $1,877,000 in the same period of 1998. As a percentage of revenue, general and administrative expense was 32.6% for the first half compared to 6.9% in the same period of 1998.

         Excluding significant charges mainly for severance pay associated with the streamlining of our management structure and litigation settlements, general and administrative expense increased 42.7% to $2,678,000 in the first half of 1999 up from $1,877,000 in the same period of 1998. As a percentage of revenue, general and administrative expense was 19.5% for the first half compared to 6.9% in the same period of 1998. The increased spending levels resulted primarily from duplicative executive compensation during our chief executive officer transition period. We expect that general and administrative expense levels for the rest of 1999 will remain at levels comparable to those of the first half of 1999.

         NET INTEREST INCOME. Net interest income was $301,000 in the first half of 1999, an increase from $57,000 in the same period of 1998. The increase reflects higher average cash and investment balances in 1999 as compared to 1998.

         INCOME TAXES. We recognized an income tax expense in the first half of 1999 of $900,000 compared to an income tax benefit of $617,000 in the same period of 1998. The expense is a result of anticipated reduced government contract revenue. We believe it is more likely than not that deferred tax assets, which total $2.7 million at June 30, 1999, will be realized. The computation of our deferred tax assets and valuation allowance are based in part on taxable income we expect to earn on government contracts and projected interest income. The amount of the deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income are reduced.

COMPARISON OF YEARS ENDED DECEMBER 31, 1998 AND 1997.

         REVENUE. Our revenue increased 30.8% to $61.4 million in 1998, up from $47.0 million in 1997. Products and services revenue was $51.5 million in 1998, an increase of 55.1% over 1997, and was attributable to increased sales of firewall and authentication products and related services as well as increased professional services. The decrease in advanced technology contracts revenue in 1998 reflects the continuation of efforts to reduce reliance on government contracts.

         GROSS PROFIT. Gross profit as a percentage of revenue increased to 65.6% in 1998 from 60.1% in 1997. The increase in 1998 was primarily the result of increased products and services revenue which carries a higher gross margin than government contracts.

         SELLING AND MARKETING. Selling and marketing expenses as a percent of revenue decreased to 37.2% in 1998 from 43.6% in 1997. The decrease was due primarily to sustained revenue growth resulting from prior year selling and marketing efforts.

         RESEARCH AND DEVELOPMENT. Research and development expenses as a percent of revenue decreased to 12.2% in 1998 from 18.6% in 1997. The decrease resulted primarily from improved efficiencies due to consolidation of our operations.

         GENERAL AND ADMINISTRATIVE. General and administrative expenses as a percent of revenue decreased to 8.1% in 1998 from 8.2% in 1997.

         STOCK OPTION COMPENSATION EXPENSE. The stock option compensation expense in 1998 and 1997 reflects vesting by a certain portion of performance based options triggered by stock price targets being met.

         RESTRUCTURE COSTS. In the first quarter of 1998, we announced plans to implement a restructuring plan designed to facilitate further integration of acquired businesses, and recorded a pre-tax expense of $7.8 million to account for these actions, which include costs of lease terminations, streamlining our product offerings and reducing our cost structure to increase operational efficiency. The plan resulted in the separation of some employees worldwide and the closing of certain facilities.

         INTEREST AND OTHER INCOME. The difference in interest and other income between the periods reflects interest we earned in 1998 on declining cash and investment balances for the first half of the year.

         INCOME TAX BENEFIT. We recognized income tax benefits in 1998 and 1997 related to reductions in the valuation allowance against our deferred tax assets. The allowance was reduced based on the estimate of the amount of net operating loss carryforwards more likely than not to be utilized to offset future taxable income. We believe it is more likely than not that net deferred tax assets, which total $3.6 million at December 31, 1998, will be realized. The computation of our deferred tax assets and valuation allowance are based in part on taxable income we expect to earn on existing government contracts and projected interest income. The amount of the deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income are reduced. We had total net operating loss carryforwards of approximately $44.4 million at December 31, 1998. Of these carryforwards, $11.4 million relates to stock option exercises. As these deductions are realized, the benefit will not reduce income tax expense, rather it will be recorded as additional paid-in-capital. Of the remaining benefit associated with the carryforwards, approximately $24.0 million had yet to be recognized as a benefit in the statement of operations. However, there are no assurance that these carryforwards will be available to offset future income tax expense when taxable income is realized.

COMPARISON OF YEARS ENDED DECEMBER 31, 1997 AND 1996.

         REVENUE. Our revenue increased 16.7% to $47.0 million in 1997, up from $40.3 million in 1996. Products and services revenue was $33.2 million in 1997, an increase of 42.6% over 1996, and was attributable mainly to increased sales of authentication products and related services. The decrease in advanced technology contracts revenue in 1997 reflects the continuation of efforts to reduce reliance on government contracts.

         GROSS PROFIT. Gross profit as a percentage of revenue increased to 60.1% in 1997 from 53.3% in 1996. The increase in 1997 was primarily the result of increased products and services revenue which carries a higher gross margin than government contracts.

         SELLING AND MARKETING. Selling and marketing expenses increased 11.1% to $20.5 million in 1997, from $18.4 million in 1996. The increase was due primarily to additions to our sales and marketing staff and higher expenditures for advertising, trade shows and seminars, and product literature.

         RESEARCH AND DEVELOPMENT. Research and development expenses decreased by 8.8% to $8.7 million in 1997 from $9.6 million in 1996. The decrease resulted primarily from improved efficiencies due to consolidation of our operations.

         GENERAL AND ADMINISTRATIVE. General and administrative expenses decreased by 44.1% to $3.8 million in 1997 from $6.9 million in 1996. The decrease was primarily the result of improved efficiencies from the consolidation of our operations.

         ACQUISITION COSTS. Certain acquisition costs were recognized in the second quarter of 1996 relating to the Webster, Border and Enigma acquisitions. Purchased research and development in process of $3.9 million was expensed in connection with the Webster acquisition. Also, $9.2 million of acquisition costs were recorded for investment banking, professional fees and other expenses for the Border and Enigma acquisitions.

         INTEREST AND OTHER INCOME. The difference in interest and other income between the periods reflects interest we earned in 1997 on declining cash and investment balances.

         STOCK OPTION COMPENSATION EXPENSE. The stock option compensation expense in 1997 reflects vesting by a certain portion of options triggered by stock price performance.

         INCOME TAX BENEFIT. We recognized an income tax benefit in 1997 compared to no income tax expense or benefit in 1996. The income tax benefit recognized in 1997 related to a reduction in the valuation allowance against our deferred tax assets. The allowance was reduced based on our estimate of the amount of net operating loss carryforwards more likely than not to be utilized to offset future taxable income. We believe it is more likely than not that net deferred tax assets, which total $2.4 million at December 31, 1997, will be realized. The computation of our deferred tax assets and valuation allowance is based in part on taxable income we expect to earn on existing government contracts and projected interest income. The amount of the deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income are reduced. We had total net operating loss carryforwards of approximately $38.9 million at December 31, 1997. Of these carryforwards, $9.9 million relates to stock option exercises. As these deductions are realized, the benefit will not reduce income tax expense, rather it will be recorded as additional paid-in-capital. Of the remaining benefit associated with the carryforwards, approximately $23.0 million had yet to be recognized as a benefit in the statement of operations. However, there are no assurance that these carryforwards will be available to offset future income tax expense when taxable income is realized.

LIQUIDITY AND CAPITAL RESOURCES

         Since our organization, we have financed our operations through the issuance of equity securities and notes to stockholders, long-term debt, short-term borrowings and cash generated from operations. Our cash and cash equivalents increased by approximately $5.1 million from 1997 to 1998. The increase resulted primarily from $15.3 million of proceeds from the sale of preferred stock and $4.1 million of proceeds from sales of common stock, the proceeds from sales of common stock being primarily from employees upon exercise of stock options.

The increase was partially offset by $2.0 million of purchases of capital equipment and $10.9 million of investments in commercial paper. Our cash and cash equivalents and short term investments decreased by $9.6 million from December 31, 1998 to June 30, 1999. The decrease resulted primarily from the use of cash to fund operations and purchase capital equipment that was partially offset by proceeds from stock option exercises. As of December 31, 1998 and June 30, 1999, we had working capital of $34.0 million and $13.1 million respectively, as well as an unused $5 million line of credit. We anticipate using available cash to fund growth in operations, invest in capital equipment, acquire businesses, and to license technology or products related to our line of business.

         Capital additions in the first half of 1999 were $808,000 and were primarily made up of computer equipment, office furniture and leasehold improvements. We expect to invest approximately $750,000 additional throughout the remainder of 1999 mainly for computer equipment, facilities and business systems upgrades.

         At our current level of operations, we believe that we have sufficient financial resources available to fund our current working capital and capital expenditure requirements through the end of the fiscal year.

         On October 4, 1999, we entered into the investment agreement providing for financing to us of up to $25 million through October 2001.

INFLATION

         To date, we have not been significantly affected by inflation.

YEAR 2000 COMPLIANCE

         We have completed testing of our products and systems and believe that our products and systems sold after December 31, 1998, are and will be Year 2000 compliant. For non-compliant products introduced prior to this date, we have provided customers with a migration path in the form of an update/upgrade option. We have also verified that third party computer software and hardware that we use are Year 2000 compliant. We have not verified Year 2000 compliance of certain semiconductors embedded in other third-party equipment used by us, nor have we established the costs and risks associated with such third party equipment.

         Since our Year 2000 compliance verification efforts are virtually complete, the estimated future expenditures for compliance activities are insignificant.

FORWARD LOOKING STATEMENTS

         Certain statements made above, which are summarized below, are forward-looking statements that involve risks and uncertainties, and actual results may be materially different. Factors that could cause actual results to differ include those identified below:

* WE EXPECT REVENUE FROM PRODUCTS AND SERVICES FOR THE REMAINDER OF 1999 TO INCREASE FROM THE FIRST HALF OF 1999. HOWEVER, THESE LEVELS WILL BE LESS THAN THAT FROM THE SECOND HALF OF 1998. Meeting this expectation depends upon our ability to achieve a higher level of products and services revenue. We may be unable to meet this expectation for a variety of reasons, including general market conditions for our products and services, delays or difficulties in the development, inability to obtain market acceptance of our new products, and introduction of products by competitors.

* WE BELIEVE THAT GROSS PROFIT WILL TREND HIGHER FOR THE REMAINDER OF THE YEAR AS REVENUES INCREASE. Meeting this expectation depends upon our ability to achieve a higher level of products and services revenue. We may be unable to meet this expectation for a variety of reasons, including general market conditions for our products and services, delays or difficulties in the development, inability to obtain market acceptance of our new products, and introduction of products by competitors.

* WE EXPECT THAT SELLING AND MARKETING EXPENSE LEVELS FOR THE REST OF 1999 WILL REMAIN AT LEVELS COMPARABLE TO THOSE OF THE FIRST HALF OF 1999. This expectation depends on us maintaining the current anticipated level of selling and marketing expenses, which may not occur due to unexpected increases in such costs or because of a need to accelerate a full scale product marketing and branding campaign, or decreased products and services revenue resulting in lower selling expense. Fluctuations in revenue from quarter to quarter will likely have an increasingly significant impact on our results of operations. Additionally, meeting this expectation depends upon our ability to control costs and achieve a higher level of revenue. This expectation may not occur for a variety of reasons, including general market conditions for our products and services, development and acceptance of our new products, and introduction of products by competitors.

* WE EXPECT THAT RESEARCH AND DEVELOPMENT EXPENSE LEVELS FOR THE REST OF 1999 WILL REMAIN AT LEVELS COMPARABLE TO THOSE OF THE FIRST HALF OF 1999. This expectation depends on us maintaining the current anticipated level of product development, which may not occur due to unexpected increases in such costs or because of a need to accelerate or begin new product development. Fluctuations in revenue from quarter to quarter will likely have an increasingly significant impact on our results of operations. Additionally, meeting this expectation depends upon our ability to control costs and achieve a higher level of revenue. This expectation may not occur for a variety of reasons, including general market conditions for our products and services, development and acceptance of our new products, and introduction of products by competitors.

* WE EXPECT THAT GENERAL AND ADMINISTRATIVE EXPENSE LEVELS FOR THE REST OF 1999 WILL REMAIN AT LEVELS COMPARABLE TO THOSE OF THE FIRST HALF OF 1999. This expectation depends on us to maintain the current anticipated level of spending which may not occur due to unexpected increases in such costs.

* WE BELIEVE IT IS MORE LIKELY THAN NOT THAT DEFERRED TAX ASSETS, WHICH TOTAL $2.7 MILLION AT JUNE 30, 1999, WILL BE REALIZED. This expectation depends primarily on us maintaining, at current levels, our existing government contract business. If these contracts are lost or adjusted downward, deferred tax assets would be expected to be written down with a corresponding charge to income tax expense recorded.

* WE EXPECT TO INVEST APPROXIMATELY $750,000 ADDITIONAL THROUGHOUT THE REMAINDER OF 1999 MAINLY FOR COMPUTER EQUIPMENT, FACILITIES AND BUSINESS SYSTEMS UPGRADES. This expectation depends primarily on us to maintain our current level of investment in property and equipment. Unexpected changes in our structure could change the level of expenditures.

* AT OUR CURRENT LEVEL OF OPERATIONS, WE BELIEVE THAT WE HAVE SUFFICIENT FINANCIAL RESOURCES AVAILABLE TO FUND OUR CURRENT WORKING CAPITAL AND CAPITAL EXPENDITURE REQUIREMENTS THROUGH THE END OF THE FISCAL YEAR. Several factors may affect the availability of sufficient cash resources to fund our product development and marketing and sales plans for the remainder of 1999, including:

         -        our ability to generate revenue as currently expected;

         -        unexpected expenses;

         - the need for additional funds to react to changes in the marketplace;

         -        unexpected increases in personnel costs;

         -        unexpected increases in selling and marketing expenses; or

         -        currently unplanned acquisitions.

* SINCE OUR YEAR 2000 COMPLIANCE VERIFICATION EFFORTS ARE VIRTUALLY COMPLETE, THE ESTIMATED FUTURE EXPENDITURES FOR COMPLIANCE ACTIVITIES ARE INSIGNIFICANT. Failure of third-party equipment to operate properly in the Year 2000 and thereafter could require us to incur unanticipated expenses to remedy any problems, which could have a material adverse effect on our business, operating results and financial condition. We have verified Year 2000 compliance with third party suppliers of the components we use in our products. However, we have limited or no control over the actions of these third-party suppliers. The failure of these suppliers to properly address their internal systems and components could cause a material disruption to our business.

         To the extent our customers use third-party software and other products that are not Year 2000 compliant, it could adversely affect their business, operating results and financial condition. We do not have nor is it possible to obtain any insurance policy providing material coverage for potential injuries or damages related to or caused by the Year 2000 issue.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company does not have material exposure to quantitative and qualitative market risks because it does not own any risk sensitive financial instruments.


                                   MANAGEMENT

         Our directors and executive officers, and their ages as of September 30, 1999, are as follows:

     DIRECTORS            AGE  POSITION WITH SECURE COMPUTING CORPORATION
--------------------------------------------------------------------------------
Robert J. Frankenberg      52  Director
Stephen M. Puricelli       47  Director
Eric P. Rundquist          52  Director
Alexander Zakupowsky, Jr.  52  Director
John McNulty               53  Chief Executive Officer and Chairman of the Board
Timothy McGurran           37  Senior Vice President of Operations and
                               Chief Financial Officer


         ROBERT J. FRANKENBERG has been a director of Secure Computing since December 1996. Mr. Frankenberg is the President & Chief Executive Officer of Encanto Networks, Inc., an internet e-commerce provider. From April 1994 to August 1996, he was President, Chief Executive Officer and a director of Novell, Inc. Mr. Frankenberg was also chairman of the Board of Novell, Inc. from August 1994 to August 1996. From April 1991 to April 1994, he was Vice President and General Manager of Personal Information Products Group at Hewlett Packard Company. Mr. Frankenberg currently serves as director of Electroglas, Inc., Wall Data, Inc., Daw Technologies, Inc., and Caere Corp.

         STEPHEN M. PURICELLI has been a director of Secure Computing since February 1990. Mr. Puricelli has been a General Partner of Costine Associates, L.P., which is the corporate general partner of Corporate Venture Partners, since its inception in April 1988. Corporate Venture partners is a venture capital fund headquartered in Ithaca, New York.

         ERIC P. RUNDQUIST has been a director of Secure Computing since August 1996. From 1994 to August 1996, Mr. Rundquist was a director of Enigma Logic, Inc. In 1991, Mr. Rundquist founded and since that time has been President and Chief Executive Officer of Eric Thomas, Inc., a firm that assists medium to large corporations in managing their federal and state income, sales and property tax matters.

         ALEXANDER ZAKUPOWSKY, JR. has been a director of Secure Computing since October 1998. Mr. Zakupowsky is a member of the law firm of Miller & Chevalier, Chartered. He has been with the law firm since March 1984.

         JOHN McNULTY, is our Chairman and Chief Executive Officer. Mr. McNulty first joined us as President and Chief Operating Officer on May 3, 1999, and assumed the positions of Chairman of the Board and Chief Executive Officer on July 1, 1999. From February 1997 until February 1999, he served as Senior Vice President Sales, Services, and Business Development at Genesys Telecommunications Laboratories, a leading independent software company in the computer telephony integration environment. Mr. McNulty was also previously with Intel Corporation, the world's leading semiconductor manufacturer, where he held a number of positions, including Director of Marketing and Business Development for the Enterprise Server Group, which he launched.

         TIMOTHY P. MCGURRAN has been the Senior Vice President of Operations and Chief Financial Officer of Secure Computing since May 1996. Mr. McGurran was at Ernst & Young LLP from December 1984 to May 1996, where his last position was Senior Manager.

         None of the directors is related to any other director or to any executive officer of Secure Computing.

                             EXECUTIVE COMPENSATION

         The following table sets forth the total compensation for the fiscal years ended December 31, 1996, 1997 and 1998 for the Chief Executive Officer and each of the four other most highly compensated executive officers of Secure Computing who served as executive officers at fiscal year end and who received salary and bonuses of $100,000 or more. None of the named executive officers earned any bonuses or compensation for these fiscal years other than as set forth in the table or received any restricted stock awards, stock appreciation rights or long-term incentive plan payouts. Except for Mr. McGurran, each of the following named executive officers resigned in 1999.

                           SUMMARY COMPENSATION TABLE

                                                                    ANNUAL COMPENSATION           LONG-TERM
                                              Fiscal Year      ----------------------------     COMPENSATION      ALL OTHER
     NAME AND PRINCIPAL POSITION          Ended December 31,     SALARY($)       BONUS($)         OPTIONS(#)     COMPENSATION
---------------------------------------   ------------------   -------------   ------------   ----------------   ------------
Jeffrey H. Waxman (1)                            1998            $387,500          $641,178        200,000 (10)   $ 12,000(7)
   Chief Executive Officer and Director          1997             337,500                 0             --
                                                 1996              50,000            34,600        750,000

Timothy P. McGurran (2)                          1998             225,867           104,053         54,461 (11)   $103,920(8)
   Senior Vice President of Operations           1997             136,749                 0         60,000
   and Chief Financial Officer                   1996              72,193            27,500 (3)    100,000

Christine Hughes (4)                             1998             244,823           171,809         66,511 (11)   $ 12,565(9)
   Senior Vice President of Marketing            1997             225,567                 0         60,000
   and Business Development                      1996              29,615            12,500        200,000

Gary Taggart (5)                                 1998             266,897            65,000         37,051        $  7,538(9)
   Vice President of Sales                       1997             213,144                 0         60,000
                                                 1996              29,916            28,750         40,000

Howard Smith (6)                                 1998              87,179            70,833        240,000 (11)
   Executive Vice President of Research
    & Product Group

-------------------------------------------------

         Unless otherwise indicated, all amounts reflect compensation earned as annual incentive bonus. Such compensation is actually paid to the recipient in the year following the year earned. See "Executive Compensation--Report of the Compensation Committee."

         (1) Mr. Waxman joined Secure Computing in November 1996 and resigned as a director and chairman of the board on June 30, 1999.

         (2)      Mr. McGurran joined Secure Computing in May 1996.

         (3) Represents a $20,000 signing bonus in addition to compensation earned as an annual incentive bonus.

         (4) Ms. Hughes joined Secure Computing in November 1996 and resigned on June 30, 1999.

         (5) Mr. Taggart joined Secure Computing in October 1996 and resigned on September 30, 1999.

         (6) Mr. Smith joined Secure Computing in January 1998 and resigned on March 31, 1999.

         (7)      Represents annual automobile allowance.

         (8) Represents $13,807 vacation payout based on change of policy and $90,113 of taxable moving expenses.

         (9)      Represents vacation payout based on change of policy.

         (10) Represents net of 300,000 performance options granted less 100,000 options that expired before year end.

         (11) Represents net of total options granted less 20,000 options that expired before year end.

         The following table sets forth certain information regarding grants of stock options made during the fiscal year ended December 31, 1998, to the executive officers named in the Summary Compensation Table. Since inception, Secure Computing has not granted any stock appreciation rights.

         Options listed below are granted pursuant to the Omnibus Stock Plan at an exercise price equal to the fair market value as determined by the Board of Directors on the date of grant. Unless otherwise indicated, each option becomes exercisable with respect to one-third of the shares of common stock covered thereby on each of the first through third anniversaries of the date of grant, commencing on the first anniversary of such date. Each option has a maximum term of ten years, subject to earlier termination in the event of the optionee's cessation of service with Secure Computing.

         The potential realizable value is based on a 10-year term of each option at the time of grant. Assumed stock price appreciation of five percent and ten percent is mandated by rules of the SEC and is not intended to forecast actual future financial performance or possible future appreciation. The potential realizable value is calculated by assuming that the deemed fair value of Secure Computing's common stock for financial statement presentation purposes on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

                        OPTION GRANTS IN LAST FISCAL YEAR

                                                INDIVIDUAL GRANTS
                        -----------------------------------------------------------------
                                                                                            POTENTIAL REALIZABLE VALUE AT
                                              PERCENT OF TOTAL                              ASSUMED ANNUAL RATES OF STOCK
                            NUMBER OF         OPTIONS GRANTED                               PRICE APPRECIATION FOR OPTION
                            SECURITIES        TO EMPLOYEES IN    EXERCISE OR                            TERM
                        UNDERLYING OPTIONS         FISCAL        BASE PRICE    EXPIRATION   -----------------------------
        NAME                 GRANTED(#)             YEAR           ($/SH)      DATE(3)(4)        5%               10%
----------------------  ------------------    ----------------  ------------   ----------   ------------     ------------
Jeffrey H. Waxman            300,000 (1)            15.8%          $10.2500     12/31/98    $1,933,851         $4,400,758
Timothy P. McGurran           60,000 (2)             3.3%           $9.1250     12/31/98       344,320            872,574
                              14,461                  .8%          $10.6250
Christine Hughes              60,000 (2)             3.3%           $9.1250     12/31/98       344,320            872,574
                              26,511                 1.4%          $10.6250
Gary Taggart                  12,051                  .6%          $10.6250      5/27/98        80,525            204,066
                              25,000                 1.3%          $12.0625
Howard Smith                  60,000 (2)             3.3%           $9.1250     12/31/98       344,320            344,320
                               5,000                 1.3%           $9.5000

--------------------------------------

         (1) Pursuant to the terms of the option agreements, the options vested with respect to 200,000 shares of stock on December 31, 1998.

         (2) Pursuant to the terms of the option agreements with these people, the options vested with respect to 40,000 shares of stock for each of these people on December 31, 1998.

         (3) The options for Mr. Waxman and Ms. Hughes expired on September 27, 1999.

         (4) The options for Mr. Smith and Mr. Taggart shall expire on December 31, 1999.

         The following table sets forth information regarding the number and value of options exercised during the fiscal year ended December 31, 1998, and of unexercised options held by the named executive officers on December 31, 1998.

         Market value of underlying securities is based on the closing price of Secure Computing's common stock on December 31, 1998 (the last trading day of fiscal year 1998) on the Nasdaq National Market of $19 1/16 minus the exercise price.


                 AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR END OPTION VALUES

                                                         NUMBER OF SECURITIES UNDERLYING   VALUE OF UNEXERCISED IN-THE-
                                                          UNEXERCISED OPTION AT FISCAL     MONEY OPTIONS AT FISCAL YEAR
                     SHARES ACQUIRED   AGGREGATE VALUE              YEAR END                          END($)
      NAME           ON EXERCISE(#)      REALIZED($)      EXERCISABLE     UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
      ----           ---------------   ---------------    -----------     -------------    -----------    -------------
Jeffrey H. Waxman              --              --          449,999            500,001       4,996,862       6,468,763
Timothy P. McGurran            --              --          103,334            111,127       1,216,883       1,372,631
Christine Hughes               --              --          136,667            189,844       1,648,129       2,336,807
Gary Taggart                   --              --           40,000            200,000         397,500       1,912,500
Howard Smith                   --              --           56,666            120,385         733,116       1,354,802

----------------------------------------------------

         Secure Computing did not make any awards during the fiscal year ended December 31, 1998, to any of the executive officers named in the Summary Compensation Table under any long-term incentive plan providing compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, excluding the stock options set forth above.

DIRECTOR COMPENSATION

         Effective June 1999, each member of the Board of Directors who is not an employee of Secure Computing (an "Outside Director") following an Annual Meeting of Stockholders, is granted, by virtue of serving as an Outside Director, an option to purchase 10,000 shares of Secure Computing common stock at an exercise price equal to the fair market value of the common stock on the date of grant. These stock options become fully exercisable on the date of the Annual Meeting of Stockholders next following the grant of the option and expire ten years from the date of grant. Outside Directors who are elected between Annual Meetings of Stockholders of Secure Computing are granted an option on terms similar to those awarded at an Annual Meeting, except that the number of shares covered by such option is pro-rated to reflect the number of months that have expired from the date of the prior Annual Meeting. In addition, each Director receives an annual stipend in the amount of $10,000.

         During 1998, the Compensation Committee of the Board of Directors granted each Outside Director an option to purchase 35,000 shares of Secure Computing common stock.

REPORT OF THE COMPENSATION COMMITTEE

         The Compensation Committee (the "Committee") of the Board of Directors is responsible for establishing compensation policy and administering the compensation programs of Secure Computing's Chief Executive Officer. The Committee is comprised of three non-employee directors. The Committee meets periodically to review executive compensation, the design of compensation programs, stock option programs, and individual salary and awards for the Chief Executive Officer. The purpose of this report is to inform stockholders of our compensation policies and the rationale for the compensation paid to our current and former Chief Executive Officer and other executive officers in 1998.

         *        Compensation Philosophy

         Our compensation program is designed to motivate and reward executives responsible for attaining the financial and strategic objectives essential to our long-term success and continued growth in stockholder value. The compensation program has been designed to provide a competitive level of total compensation and offers incentive opportunities directly linked to our performance and stockholder return. The Committee believes it is in the best interests of the stockholders to reward executives when our performance objectives are achieved and to provide significantly less compensation when these objectives are not met. Therefore, a significant portion of executive compensation is comprised of "at risk" incentives.

         Key objectives of the compensation program are to:

                  - provide a strong, direct link between our financial and strategic goals and executive compensation;

                  - align the financial interest of executives with those of its stockholders through equity-based plans;

                  - motivate executives to achieve operating goals through an emphasis on performance-based compensation; and

                  - provide competitive total compensation that recognizes individual performance and that can attract and retain high caliber key executives critical to Secure Computing's long-term success.

         To maintain a competitive level of total executive compensation, the Committee periodically evaluates the compensation packages of competitor companies. This analysis provides the Committee with competitive data on the mix of compensation elements and overall compensation levels.

         We participate each year in the Annual Radford Benchmark Salary Survey sponsored by Alexander & Alexander Consulting Group. This survey includes data from 429 high technology companies located outside of the San Francisco Bay area which are used for comparison. The Committee's intent is to target total compensation for executives at an average for competitor companies and to exceed average compensation when performance goals are exceeded.

         *        Executive Officer Compensation Program

         The key components of our executive officer compensation program are base salary, annual incentive bonus and long-term incentives. These elements are described below. In determining compensation, the Committee considers all elements of an executive's compensation package.

         BASE SALARY. The Committee annually reviews the base salary of the Chief Executive Officer. In determining appropriate salary levels, the Committee considers individual performance, level of responsibility, scope and complexity of the position, and internal equity and salary levels for comparable positions at the peer companies. In determining the base salary increase for the Chief Executive Officer, the Committee also considers strategic planning, team building and operating results. The Chief Executive Officer, in consultation with the Committee, annually reviews the base salary of the other executive officers based on the same criteria.

         ANNUAL INCENTIVE BONUS. The purpose of our annual incentive bonus is to provide a direct financial incentive in the form of an annual cash bonus to the executive officers and key managers who achieve performance goals that the Committee establishes. The Committee determines the annual incentive bonus of the Chief Executive Officer and the Chief Executive Officer, in consultation with the Committee, determines the annual incentive bonus of the other executive officers.

         Executives are eligible for target awards under the annual incentive program with maximum payouts ranging from 15% to 100% of base salary, with 100% possible in the case of the Chief Executive Officer only. The size of the target award is determined by the executive's position and competitive data for similar positions at the peer companies. We set high goals and, therefore, the resulting awards decrease or increase substantially if actual employee performance in achieving our goals fails to meet or exceeds target levels. For 1998, performance was assessed against target measures of team building, strategic planning and financing goals. For 1998, Mr. Waxman received incentive bonus awards totaling $641,178.

         STOCK OPTIONS. We provide long-term performance incentives to executives through our Amended and Restated 1995 Omnibus Stock Plan (the "Omnibus Stock Plan"). The Committee administers the Omnibus Stock Plan. The Committee is authorized to award stock options to Secure Computing employees, non-employee directors and certain advisors and consultants to Secure Computing. At least annually, the Committee considers whether awards will be made to executive officers under the Omnibus Stock Plan. Such awards are based on the scope and complexity of the position, competitive compensation data and the maintenance of our stock at a target share price. The Committee has broad discretion to select the optionees and to establish the terms and conditions for the grant, vesting and exercise of each option. The Committee's practice has been to grant incentive stock options to employees vesting over three years. However, recently, we have begun to grant options as follows:

                  - a portion of the option vests if our common stock reaches a price by the first anniversary of the date of grant which is $16.00 greater than its fair market value on the date of grant and maintains such price for a period of ten consecutive business days;

                  - a portion of the option vests if our common stock reaches a price by the second anniversary of the date of grant which is $18.00 greater than its fair market value on the date of grant and maintains such price for a period of ten consecutive business days; and

                  - a portion of the option vest if our common stock reaches a price by the second anniversary of the date of grant which is $20.00 greater than its fair market value on the date of grant and maintains such price for a period of ten consecutive business days.

         Options granted to executives vest immediately upon the occurrence of an "Event" as defined in the Omnibus Stock Plan.

         PROFIT SHARING AND RETIREMENT PLAN. Our Profit Sharing and Retirement Plan (the "Retirement Plan") was made effective as of February 1, 1994. The Retirement Plan is intended to be a qualified retirement plan under Section 401 of the Internal Revenue Code of 1986, as amended, so that contributions by employees or by Secure Computing to the Retirement Plan, and income earned thereon, are not taxable to employees until withdrawn from the Retirement Plan (except for contributions under the 401(k) component, which are subject to Social Security withholding); and so that contributions by Secure Computing, if any, will be deductible when made. The purpose of the Retirement Plan is to enable eligible employees, including executive officers, to save for retirement and to provide incentives to increase corporate financial performance by establishing a direct link between profit sharing contributions to employees and corporate financial performance. It may also provide certain benefits in the event of death, disability, or other termination of employment. The Retirement Plan is for the exclusive benefit of eligible employees and their beneficiaries. There are two components to the Retirement Plan, a 401(k)-type component and a Secure Computing profit sharing component.

         Under the 401(k) component, employees may contribute up to 12% of their annual compensation, subject to a federally imposed annual maximum which is currently $10,500. Secure Computing may provide additional matching contributions of up to $1.00 for every dollar contributed by that employee in a given year under this component. The plan trustee, at the direction of each participant, invests funds in any of six investment options. In 1998, Secure Computing did not contribute to Mr. Waxman's account under this component of the Retirement Plan.

         EMPLOYEE STOCK PURCHASE PLAN. Our Employee Stock Purchase Plan (the "Purchase Plan") was approved by Secure Computing's stockholders at the 1996 Annual Meeting and became effective July 1, 1996. The purpose of the Purchase Plan is to provide eligible employees with an opportunity to acquire a proprietary interest in Secure Computing through the purchase of its common stock and, thus, to develop a stronger incentive to work for Secure Computing's continued success. The Purchase Plan is an employee stock purchase plan under
Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"). The Committee administers the Purchase Plan.

         Any Secure Computing employee or, subject to approval by the Board of Directors, any employee of a Secure Computing parent or subsidiary corporation is eligible to participate in the Purchase Plan for any Purchase Period (as defined below) so long as, on the first day of such Purchase Period, the employee has completed at least six months of continuous service and is customarily employed at least twenty hours per week. "Purchase Period" means each quarter of Secure Computing's fiscal year.

         Any eligible employee may elect to become a participant in the Purchase Plan by authorizing payroll deductions of a specified whole percentage from one percent to ten percent of the employee's gross cash compensation. Under an amendment to the current program, the Board of Directors approved an increase of the top contribution limit to 20% effective for quarter 3 and quarter 4 of fiscal year 1999 for non-executives. The special amendment to the program expires as of 12/31/99. We currently have approximately 311 employees who are eligible to participate in the Purchase Plan. Amounts withheld under the Purchase Plan will be held by Secure Computing as part of its general assets until the end of the Purchase Period and will be used to purchase Secure Computing common stock as of the last day of the Purchase Period at a price equal to 85% of the lesser of the fair market value of a share of common stock on either the first or last day of the Purchase Period. All amounts so withheld will be used to purchase the number of shares of common stock (including fractional shares), that can be purchased with such amount, unless the participant has properly notified us that he or she elects to purchase a lesser number of shares of common stock or to receive the entire amount in cash. If all participants' purchases would exceed the number of shares of common stock available for purchase under the Purchase Plan, each participant will be allocated a ratable portion of such available shares of common stock. Any amount not used to purchase shares of common stock will be refunded to the participant in cash.

         Shares of common stock acquired by each participant will be held in a general account maintained for the benefit of all participants. Certificates for the number of whole shares of common stock purchased by a participant will be issued and delivered to him or her only upon the request of such participant or his or her representative.

         A participant may not purchase more than $25,000 in fair market value (determined on the first day of the respective Purchase Periods) of shares of common stock under the Purchase Plan and all other employee stock purchase plans, if any, of Secure Computing and any parent or subsidiary corporation of Secure Computing in each calendar year.

         OTHER. Pursuant to the terms of his employment agreement, Mr. Waxman is entitled to receive a monthly car allowance of up to $1,000, relocation expenses, and temporary living quarters in the general vicinity of Secure Computing's headquarters. In 1998, Mr. Waxman received car allowance payments of $12,000 and did not receive any relocation expenses.

           COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         Stephen M. Puricelli, a director of Secure Computing, is the Chairman of the Compensation Committee of the Board of Directors. Betsy A. Atkins, a private investor, is a member of the Compensation Committee of the Board of Directors. This report of the Compensation Committee was presented by Ms. Atkins and Mr. Puricelli. As of the date of this prospectus, Eric Rundquist, Alexander Zakupowsky and Stephen M. Puricelli, directors of Secure Computing, are members of the Compensation Committee of the Board of Directors.

                                             COMPENSATION COMMITTEE

                                             Stephen M. Puricelli, Chairman
                                             Betsy S. Atkins


         EMPLOYMENT CONTRACTS; SEVERANCE, TERMINATION OF EMPLOYMENT AND
                         CHANGE-IN-CONTROL ARRANGEMENTS

EMPLOYMENT AGREEMENTS. Secure Computing has employment agreements with each of the Named Executive Officers.

         JEFFREY H. WAXMAN. Mr. Waxman had an employment agreement with Secure Computing during the last fiscal year. Mr. Waxman resigned from Secure Computing in June, 1999. Accordingly, his employment agreement with Secure Computing has been terminated.

         JOHN McNULTY. Secure Computing and Mr. McNulty entered into a one year employment agreement on May 3, 1999, pursuant to which Mr. McNulty serves as Secure Computing's President and Chief Operating Officer. Mr. McNulty's annual base salary is $300,000, subject to upward adjustment by the Board of Directors. Under the terms of the agreement, Mr. McNulty is entitled to a cash performance bonus of up to 100% of annual base salary with respect to each fiscal year, subject to Board approval. Under the terms of the agreement, Mr. McNulty was granted options to purchase 350,000 shares of common stock under Secure Computing's Omnibus Stock Plan vesting on one-third increments on the first three anniversaries of the date of the agreement. In addition, Mr. McNulty is eligible to participate in the Executive Incentive Option Program. Under this program, he earns an additional 250,000 shares of stock (100,000 each year for the first two years and 50,000 for the third year) based on the following performance criteria:

         * 100,000 shares to vest only in the event our stock price is at or above $14.250 for ten consecutive business days by May 3, 2000;

         * 100,000 shares to vest only in the event our stock price is at or above $24.250 for ten consecutive business days by May 3, 2001; and

         * 50,000 shares to vest only in the event our stock price is at or above $34.250 for ten consecutive business days by May 3, 2002.

         Notwithstanding the foregoing vesting schedule, in the event the stock price criteria are not met for whatever reason, the shares will vest and become exercisable on May 3, 2004. Either party may terminate the agreement. However if Secure Computing terminates the agreement without cause, Mr. McNulty will be entitled to an amount equal to twelve months of his base salary.

         TIMOTHY P. MCGURRAN. Secure Computing and Mr. McGurran entered into a three-year employment agreement on August 27, 1996, as amended, pursuant to which Mr. McGurran serves as Secure Computing's Senior Vice President of Operations and Chief Financial Officer. This agreement renews annually, unless terminated earlier. Mr. McGurran's annual base salary is $237,600, subject to upward adjustment by the Chief Executive Officer of the Company. Mr. McGurran's annual base salary was increased in 1997 to account for a cost of living increase in connection with his relocation to San Jose, California. Mr. McGurran is also eligible to receive an annual bonus of up to 50% of his base salary if certain performance goals established by the Chief Executive Officer are met. Such percentage is subject to upward adjustment by the Chief Executive Officer of Secure Computing. Under the terms of the agreement, Mr. McGurran was granted options to purchase 100,000 shares of common stock under our Omnibus Stock Plan vesting in one-third increments on the first three anniversaries of the date of the agreement. Such options were repriced to an exercise price of $6.125 per share on February 13, 1997. Either party may terminate the agreement. However, if Secure Computing terminates the agreement without cause, Mr. McGurran will be entitled to an amount equal to twelve months of his base salary. Upon termination or expiration of the agreement, Secure Computing shall have the option to retain Mr. McGurran as a consultant.

         CHRISTINE HUGHES. Ms. Hughes had an employment agreement with Secure Computing during the last fiscal year. Ms. Hughes has resigned from Secure Computing. Accordingly, her employment agreement with Secure Computing has been terminated.

         HOWARD SMITH. Mr. Smith had an employment agreement with Secure Computing during the last fiscal year. Mr. Smith has resigned from Secure Computing. Accordingly, his employment agreement with Secure Computing has been terminated.

         GARY TAGGART. Mr. Taggart had an employment agreement with Secure Computing during the last fiscal year. Mr. Taggart has resigned from Secure Computing. Accordingly, his employment agreement with Secure Computing has been terminated.

PERFORMANCE EVALUATION

         The graph below compares total cumulative stockholders' return on the common stock for the period from the close of the NASDAQ Stock Market U.S. Companies on the date of Secure Computing's initial public offering of common stock (November 17, 1995) to December 31, 1997, with the total cumulative return on the Computer Index for the NASDAQ Stock Market - U.S. Companies (the "Computer Index") and the Composite Index for the NASDAQ Stock Market (the "Composite Index") over the same period. The index level for the graph and table was set to 100 on November 17, 1995, for the common stock, the Computer Index and the Composite Index and assumes the reinvestment of all dividends.

                         11/17/95   12/31/95   6/30/96   12/31/96   6/30/97   12/31/97   6/30/98   12/31/98
Nasdaq Computer Index         100       96.2     113.2      135.9     115.9      162.5     224.2      333.3

Nasdaq Composite Index        100      101.4     110.4      121.4     141.4      123.9     181.3      209.8

Secure Computing Corp.        100      116.1      47.4       18.9      12.2       24.5      20.5       39.5


               SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                                   MANAGEMENT

         The following table sets forth certain information regarding the beneficial ownership of common stock, including shares of Secure Computing Canada Ltd., a corporation incorporated under the laws of Ontario and a wholly-owned subsidiary of Secure Computing which shares are exchangeable into shares of Secure Computing's common stock (the "Exchangeable Shares") as of June 30, 1999, (unless otherwise noted below), by each director of Secure Computing, by each executive officer of Secure Computing named in the Summary Compensation Table herein, by all directors and current executive officers as a group, and by each stockholder who is known by Secure Computing to own beneficially more than five percent of Secure Computing's outstanding common stock, including Exchangeable Shares.

         The following table is based upon information directors, officers and principal shareholders supplied. Applicable percentage ownership for each shareholder is based on 18,079,594 shares of common stock outstanding as of June 30, 1999, together with applicable options for such shareholders. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities, subject to the community property laws where applicable. Shares of common stock subject to options are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options, but are not treated as outstanding for computing the percentage ownership of any other person.

                                                                NUMBER       PERCENTAGE
                                                              OF SHARES      OF SHARES
                                                             BENEFICIALLY   BENEFICIALLY
                    NAME AND ADDRESS                            OWNED          OWNED
-----------------------------------------------------------  ------------   ------------
Robert J. Frankenberg (1)                                        81,458           *
Timothy P. McGurran (2)                                         308,003         1.7
John McNulty (3)                                                667,300         3.7
Stephen M. Puricelli (4)                                        146,056           *
Eric P. Rundquist (5)                                           190,497         1.1
Alexander Zakupowsky, Jr. (6)                                    33,333           *
All directors and executive officers as a group (6 persons)   1,426,647         7.9

Other beneficial owners:                                      1,330,101         7.4
Swenson Ventures, Inc.,
701 North First Street
San Jose, California 95110

------------------------------------------

*Less than one percent.


         (1) Includes 71,458 shares of common stock covered by options which are exercisable within 60 days of June 30, 1999. None of these options were exercised prior to the date of this prospectus.

         (2) Represents 2,542 shares owned personally by Mr. McGurran, and 152,487 shares of common stock covered by options which are exercisable within 60 days of June 30, 1999. None of these options were exercised prior to the date of this prospectus.

         (3) Represents 67,300 shares owned personally by Mr. McNulty and stock options not exercisable within 60 days of June 30, 1999.

         (4) Represents 51,681 shares owned personally by Mr. Puricelli, and 84,375 shares of common stock covered by options which are exercisable within 60 days of June 30, 1999. None of these options were exercised prior to the date of this prospectus.

         (5) Represents 96,653 shares owned personally by Mr. Rundquist, and 83,844 shares of common stock covered by options which are exercisable within 60 days of June 30, 1999. None of these options were exercised prior to the date of this prospectus.

         (6) Includes 23,333 shares of common stock covered by options which are exercisable within 60 days of June 30, 1999. None of these options were exercised prior to the date of this prospectus.

                              CERTAIN TRANSACTIONS

         In January 1998, we agreed to guarantee a loan by Norwest Bank to Jeffrey Waxman, Secure Computing's Chairman and Chief Executive Officer, in an amount of $250,000. The guarantee expired upon Secure Computing paying a bonus to Mr. Waxman in the amount of $250,000.

         In January 1998, Secure Computing agreed to loan $231,250 to Timothy McGurran, Secure Computing's Senior Vice President of Operations and Chief Financial Officer, for the purchase of a home in connection with his relocation to San Jose, California. The loan was to have been repaid within five years of the date of the loan. In 1999, this loan was placed on a forgiveness plan over a three year period from the relocation date. In addition, Secure Computing is reimbursing Mr. McGurran for the tax liabilities incurred as a result of the forgiveness plan.


             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Exchange Act requires that Secure Computing's directors, executive officers and persons who own more than ten percent of a registered class of Secure Computing's equity securities ("10% Stockholders") to file with the SEC and the National Association of Securities Dealers, Inc. reports of ownership on Form 3 and reports on change in ownership on Form 4 or Form 5. Such directors, executive officers and 10% Stockholders are also required by SEC rules to furnish Secure Computing with copies of all Section 16(a) forms that they file. To our knowledge based solely on a review of copies of forms submitted to us, or written representations from certain reporting persons we believe all required reports were filed on a timely basis during 1998, except that Betsy Atkins, Timothy McGurran, Howard Smith, and Gary Taggart each failed to file a Form 4 once each in a timely manner.

                          DESCRIPTION OF CAPITAL STOCK

         As of the date of this prospectus, the authorized capital stock of Secure Computing consists of 50,000,000 shares of common stock, $0.01 par value, and 2,000,000 shares of preferred stock, $0.01 par value.

         COMMON STOCK

         As of September 28, 1999, there were 20,962,952 shares of common stock outstanding held of record by approximately 542 registered stockholders. We believe however, that many beneficial holders of our common stock have registered their shares in nominee or street name, and that there are substantially more than 50 beneficial owners. The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders, except that holders may cumulate their votes in the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, common stockholders are entitled to receive ratably such dividends as may be declared by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution, or winding up of Secure Computing common stockholders are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Common stockholders have no preemptive rights and have no rights to convert their common stock into any other securities. The outstanding shares of common stock are fully paid and non-assessable.

         PREFERRED STOCK

         The Board of Directors has the authority to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Secure Computing or making removal of management more difficult without further action by the shareholders and could adversely affect the rights and powers, including voting rights, of the holders of common stock. These provision could also affect the market price of our common stock.

         On June 30, 1998, we sold 16,000 shares of newly issued Series C convertible preferred stock for an aggregate of $16 million to two investors, Marshall Capital Management, Inc., an affiliate of investment bank Credit Suisse First Boston, and CC Investments, LDC, an affiliate of Castle Creek Partners, a Chicago-based private investment partnership. In connection with the investment we also issued to the investors warrants to acquire 174,464 shares of our common stock.

         The material terms of the Series C preferred stock are that each share of Series C preferred stock has a face value of $1000 and is convertible, at the election of the holder, into that number of shares of our common stock equal to $1000 divided by the conversion price. The conversion price is equal to the lower of:

         * the average closing price for our common stock for the five trading days immediately prior to the conversion date;

         * the average closing price for our common stock for the fifteen trading days immediately prior to the conversion date; and

         * a fixed conversion price of $19.0035 per share, subject to adjustment.

         The following is an example of how the conversion price works. If the average closing price for the five day period immediately prior to the conversion date is $2 each share of Series C preferred stock would convert into 500 shares of our common stock. If the average closing price for the fifteen day period is $3 then each share of Series C preferred stock would convert into approximately 333 shares of our common stock. These averages will be adjusted and recalculated based on each separate conversion date. Based on the $19.0035 fixed conversion price each share of Series C preferred stock would convert into approximately 52 shares of our common stock. Since the holder can choose the conversion price, in this example the holder would choose the five day period closing price because the $2 average results in the holder receiving the greatest number of shares of common stock upon conversion of the shares of Series C preferred stock.

         The significance of having conversion factors based upon average closing prices of our common stock is that it allows the holder to receive a greater number of shares of common stock if our common stock price declines. The significance of having both the five and fifteen day period is that it protects the holder from sudden drops in our share price while providing benefits if the price increases quickly. Finally, the significance of having a fixed conversion price substantially higher than our historical stock price is that it ensures that the holder will receive at least a minimum number of shares upon conversion if our stock price rises significantly.

         The conversion price of the Series C preferred stock is subject to modification and adjustment. For example, in addition to adjustment for stock splits and distributions, the Series C conversion price is subject to adjustment upon any public announcement by us that we intend to engage in a change of control transaction or if any person publicly announces a tender offer to purchase 50% or more of our common stock. If that occurs, the conversion price will be the lower of the average closing price for our common stock for the five trading days immediately preceding the announcement date and the conversion price that would otherwise apply.

         Under the terms of the Series C preferred stock, we must deliver the shares of common stock issuable on conversion to the selling shareholders within seven business days of their conversion request. If we do not deliver the shares of common stock within that time, then we must pay the selling stockholders a penalty equal to 24% of the face value of the shares of Series C preferred. In addition, if we fail to deliver the shares for more than ten business days then the selling stockholder may either withdraw its request to convert its shares of Series C preferred stock to shares of common stock or reduce the conversion price of the Series C preferred stock by one percent for each additional day that the shares are undelivered, up to a maximum of 50%.

         The Series C preferred stock has a liquidation preference equal to the face value, and is senior to our Series A and Series B convertible preferred stock in respect of the right to receive dividend payments and liquidation preferences.

         The Series C preferred stock is subject to redemption at a premium following a request by either the selling stockholders of Series C preferred or ourselves. The stockholders of Series C preferred can request redemption upon the occurrence of events described in the transaction documents, including our failure to timely deliver shares of common stock upon request or our entering into any "leveraged buy-out," merger or other business combinations. Following a stockholder redemption request, we will pay the stockholders of Series C preferred an amount equal to the greater of:

         * 125% of the price of shares of Series C preferred stock requested to be redeemed; or

         * the face value of the shares of Series C preferred stock requested to be redeemed, divided by the conversion price on the redemption date and multiplied by the average closing price of our common stock for the five trading days immediately prior to the redemption date.

         We may request redemption if, during any twenty consecutive trading days, the average closing price for our common stock is less than $5.00. Following our redemption request, we will pay the stockholders of Series C preferred an amount equal to the face value of the Series C preferred stock being redeemed plus a 13% annualized rate of interest on the amount redeemed. If we fail to pay this amount, the stockholders of Series C preferred may require us to pay an additional 24% annualized rate of interest on the amount due. If we fail to pay the redemption price for more than ten business days, in lieu of receiving cash the stockholders of Series C preferred may elect to receive shares of our common stock equal to the amount of the redemption price due divided by the conversion price in effect. In addition, if we fail to pay the redemption price for more than ten business days then the conversion price will be reduced by one percent for each additional day that we fail to deliver either the shares of common stock or the redemption price, up to a maximum of 50%.

         WARRANTS

         WARRANTS ISSUED TO HOLDERS OF SERIES C PREFERRED. These warrants may be exercised until the earlier of either June 29, 2001, or our consolidation, merger or other business combination with or into another entity pursuant to which we are not the surviving company. The exercise price for our common stock related to the warrants is $11.9223 per share. The number of shares of common stock issuable under the warrants is subject to adjustment for stock dividends, recapitalization or reclassification of our common stock, and distributions or dividends (other than from earned surplus or net profits). In addition, in the event of a merger or consolidation, sale of all or substantially all of our assets, or a similar event, the holders of the warrants will be entitled to exercise the warrants prior to the occurence of such event in exchange for the class and type of securities or other assets received for the common stock.

         The following is an example of how the warrants may be exercised. Assuming that the price of our shares of common stock exceeded the exercise price of $11.9223 per share, then the warrant holders would be able to convert the warrant into shares by paying the exercise price. This would result in an immediate gain to the warrant holders equal to the amount that the share price exceeded the exercise price. If the price of our common stock was less than the exercise price, exercise of the warrant would result in an immediate loss to the warrant holders equal to the amount that the share price was less than the exercise price.

         WARRANT ISSUED TO MANCHESTER. In connection with the investment agreement, on October 5, 1999 we issued a warrant to Manchester having an aggregate strike price of $1,875,000. The exercise price per share of common stock is, at Manchester's option, equal to 120% of the average of the closing bid prices of our common stock for the 10 trading days starting (i) September 29, 1999, or (ii) the trading day following the day we file our quarterly report on Form 10-Q with the SEC for the quarter ending September 30, 1999. As calculated in accordance with clause (i) above, the number of shares would be 526,685 and the exercise price per share would be $3.56.


                        CERTAIN ANTI-TAKEOVER PROVISIONS

         As described on page 9 of the risk factors section of this prospectus, certain provisions of our certificate of incorporation, Delaware law, and our agreement with the holders of our Series C preferred stock restrict takeovers.


                                  LEGAL MATTERS

         The legality of the issuance of the securities being offered hereby is being passed upon for Secure Computing by Heller Ehrman White & McAuliffe, A Partnership of Professional Corporations, Menlo Park, California.


                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                          INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors...............................................F-2

Balance Sheets as of December 31, 1997 and 1998 and June 30, 1999
(unaudited)..................................................................F-3

Statements of Operations for the years ended December 31, 1996, 1997 and 1998 and the six months ended June 30, 1998 and 1999 (unaudited).........F-4

Statements of Shareholders' Equity for the years ended December 31,
1996, 1997 and 1998 and the six months ended June 30, 1999 (unaudited).......F-5

Statements of Cash Flows for the years ended December 31, 1996, 1997 and 1998 and the six months ended June 30, 1998 and 1999 (unaudited).........F-6

Notes to Financial Statements................................................F-7

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Secure Computing Corporation

We have audited the accompanying consolidated balance sheets of Secure Computing Corporation as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Secure Computing Corporation at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                       /s/ Ernst & Young LLP

Minneapolis, Minnesota
January 29, 1999

                          SECURE COMPUTING CORPORATION
                           CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS
                                                                                       December 31,   December 31,     June 30,
                                                                                           1997           1998           1999
                                                                                       ------------   ------------   ------------
                                                                                                                      (unaudited)
CURRENT ASSETS
  Cash and cash equivalents .........................................................  $      4,880   $      9,992   $      2,329
  Investments .......................................................................            --         10,886          8,905
  Accounts receivable, (net of allowance for doubtful
  accounts of 1997 -- $417; 1998 -- $900; 1999 -- $1,709) ...........................        13,553         19,712          9,792
  Deferred income taxes .............................................................         2,113          1,323            187
  Inventories .......................................................................         1,123          2,361            658
  Other current assets ..............................................................         1,760          1,038          1,550
                                                                                       ------------   ------------   ------------
     Total current assets ...........................................................        23,429         45,312         23,421

PROPERTY AND EQUIPMENT
  Equipment .........................................................................         8,008          7,261          7,826
  Furniture & fixtures ..............................................................         2,595          2,059          2,094
  Leasehold improvements ............................................................         1,301          1,037            444
                                                                                       ------------   ------------   ------------
                                                                                             11,904         10,357         10,364
  Accumulated depreciation ..........................................................        (6,286)        (6,563)        (6,837)
                                                                                       ------------   ------------   ------------
                                                                                              5,618          3,794          3,527
INTANGIBLE ASSETS (net of accumulated amortization of 1997 - $561; -
1998 -- $522; 1999 -- $453) .........................................................         1,221          1,971          1,737
Deferred income taxes ...............................................................           290          2,277          2,515
Employee notes receivable ...........................................................            --            481             --
Other assets ........................................................................           496            513            596
                                                                                       ------------   ------------   ------------
  Total assets ......................................................................  $     31,054   $     54,348   $     31,796
                                                                                       ============   ============   ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable ..................................................................  $      2,175   $      3,820   $      3,402
  Accrued payroll liability .........................................................         1,170          3,004          1,851
  Other accrued liabilities .........................................................         1,094          1,918          2,706
  Deferred revenue ..................................................................         1,815          2,553          2,328
                                                                                       ------------   ------------   ------------
     Total current liabilities ......................................................         6,254         11,295         10,287

STOCKHOLDERS' EQUITY
  Preferred stock, par value $.01 per share:
     Authorized---2,000,000 shares; issued and outstanding shares - December 31, 1997
     - None
     December 31, 1998 - 16,000 and June 30, 1999 - 11,950 ..........................            --             --             --

  Common stock, par value $.01 per share:
     Authorized - 50,000,000 shares; issued and outstanding shares --
     June 30, 1999 - 18,079,594; December 31, 1998 - 16,545,987 and
     December 31, 1997 - 15,762,820 .................................................           158            165            181
  Additional paid-in capital ........................................................        68,131         89,730         97,596
  Accumulated deficit ...............................................................       (43,378)       (46,640)       (76,046)
  Accumulated other comprehensive income ............................................          (111)          (202)          (222)
                                                                                       ------------   ------------   ------------
     Total stockholders' equity .....................................................        24,800         43,053         21,509
                                                                                       ------------   ------------   ------------
     Total liabilities and stockholders' equity .....................................  $     31,054   $     54,348   $     31,796
                                                                                       ============   ============   ============

                             SEE ACCOMPANYING NOTES.

                          SECURE COMPUTING CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                            FOR THE SIX MONTHS
                                                     FOR THE YEAR ENDED DECEMBER 31,          ENDED JUNE 30,
                                                  -------------------------------------  ------------------------
                                                       1996         1997         1998         1998         1999
                                                  -------------------------------------  ------------------------
                                                                                                (UNAUDITED)
REVENUE
      Products and Services ....................    $ 23,290     $ 33,203     $ 51,500     $ 22,020     $ 11,329
      Advanced technology contracts ............      16,972       13,773        9,942        5,280        2,410
                                                  -------------------------------------  ------------------------
                                                      40,262       46,976       61,442       27,300       13,739
COSTS OF REVENUE ...............................      18,797       18,766       21,138        9,426       12,882
                                                  -------------------------------------  ------------------------
GROSS PROFIT ...................................      21,465       28,210       40,304       17,874          857

OPERATING EXPENSES
      Selling and marketing ....................      18,425       20,469       22,835       11,527       15,272
      Research and development .................       9,575        8,736        7,477        3,740        5,173
      General and administrative ...............       6,869        3,839        4,965        1,877        4,479
      Stock option expense .....................          --          900        2,160           --        4,740
      Restructure costs ........................          --           --        7,800        7,800           --
      Acquisition costs ........................      13,069           --           --           --           --
                                                  -------------------------------------  ------------------------
                                                      47,938       33,944       45,237       24,944       29,664
                                                  -------------------------------------  ------------------------
OPERATING LOSS .................................     (26,473)      (5,734)      (4,933)      (7,070)     (28,807)
      Interest expense .........................        (129)          --           --           --           --
      Interest and other income ................       1,508          506          474           57          301
                                                  -------------------------------------  ------------------------
      Loss before income tax benefit ...........     (25,094)      (5,228)      (4,459)      (7,013)     (28,506)
      Income tax benefit .......................          --         (977)      (1,197)         617          900
                                                  -------------------------------------  ------------------------
NET LOSS .......................................    $(25,094)    $ (4,251)    $ (3,262)    $ (6,396)    $(29,406)
                                                  =====================================  ========================

NET LOSS PER SHARE -- BASIC AND DILUTED ........    $  (1.76)    $  (0.27)    $  (0.20)    $  (0.40)    $  (1.71)

WEIGHTED AVERAGE SHARES OUTSTANDING--
     BASIC AND DILUTED .........................      14,222       15,480       16,106       15,945       17,203

                             SEE ACCOMPANYING NOTES.

                          SECURE COMPUTING CORPORATION
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                                 Accumulated
                                                                                                    Other                   Total
                                            Preferred stock          common stock      Additional   Compre-                 stock-
                                         ---------------------  ---------------------   paid-in    hensive   Accumulated   holders'
                                           Shares      Amount     Shares     Amount     capital     Income     Deficit      equity
                                         ---------   ---------  ----------  ---------  ---------  ---------  -----------  ---------
BALANCE, DECEMBER 31, 1995 .............        --   $      --  12,542,196  $     125  $  50,116  $      --   $ (14,033)  $  36,208

  Exercise of incentive stock options ..        --          --     426,394          4        991         --          --         995

  common stock issued under
    Employee Stock Purchase Plan .......        --          --      34,155         --        277         --          --         277

  Compensation expense on options ......        --          --          --         --        197         --          --         197

  common stock issued ..................        --          --   1,142,908         12      6,350         --          --       6,362

  Exercise of common stock warrants ....        --          --     955,499         10      7,277         --          --       7,287

  Net loss for the year ................        --          --          --         --         --         --     (25,094)    (25,094)
                                         ---------   ---------  ----------  ---------  ---------  ---------   ---------   ---------
BALANCE, DECEMBER 31, 1996 .............        --          --  15,101,152        151     65,208         --     (39,127)     26,232

  Comprehensive loss

    Net loss for the year ..............        --          --          --         --         --         --      (4,251)     (4,251)

    Foreign currency translation
      adjustment .......................        --          --          --         --         --       (111)         --        (111)
                                                                                                                          ---------
  Total comprehensive loss .............                                                                                     (4,362)

  Exercise of incentive stock options ..        --          --     552,111          6      1,447         --          --       1,453

  common stock issued under
    Employee Stock Purchase Plan .......        --          --     109,557          1        576         --          --         577

  Compensation expense on options ......        --          --          --         --        900         --          --         900
                                         ---------   ---------  ----------  ---------  ---------  ---------   ---------   ---------
BALANCE, DECEMBER 31, 1997 .............        --          --  15,762,820        158     68,131       (111)    (43,378)     24,800

  Comprehensive loss

    Net loss for the year ..............        --          --          --         --         --         --      (3,262)     (3,262)

    Foreign currency translation
      adjustment .......................        --          --          --         --         --        (91)         --         (91)
                                                                                                                          ---------
  Total comprehensive loss .............                                                                                     (3,353)

  Exercise of incentive stock options ..        --          --     687,995          6      3,295         --          --       3,301

  common stock issued under
    Employee Stock Purchase Plan .......        --          --      95,172          1        799         --          --         800

  Compensation expense on options ......        --          --          --         --      2,160         --          --       2,160

  Preferred stock issued ...............    16,000          --          --         --     15,345                             15,345
                                         ---------   ---------  ----------  ---------  ---------  ---------   ---------   ---------

                             SEE ACCOMPANYING NOTES.

                          SECURE COMPUTING CORPORATION
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                                 Accumulated
                                                                                                    Other                   Total
                                            Preferred stock          common stock      Additional   Compre-                 stock-
                                         ---------------------  ---------------------   paid-in    hensive   Accumulated   holders'
                                           Shares      Amount     Shares     Amount     capital     Income     Deficit      equity
                                         ---------   ---------  ----------  ---------  ---------  ---------  -----------  ---------
BALANCE, DECEMBER 31, 1998 .............    16,000   $      --  16,545,987  $     165  $  89,730  $    (202)  $ (46,640)  $  43,053

  Comprehensive loss

    Net loss for the year to date ......        --          --          --         --         --         --     (29,406)    (29,406)

    Foreign currency translation
      adjustment .......................        --          --          --         --         --        (20)         --         (20)
                                                                                                                          ---------
  Total comprehensive loss .............                                                                                    (29,426)

  Exercise of incentive stock options ..        --          --     415,504          4      2,736         --          --       2,740

  common stock issued under
    preferred stock conversions ........    (4,050)         --   1,004,545         11         --                                 11

    Employee Stock Purchase Plan .......        --          --     113,558          1        390         --          --         391

  Compensation expense on options ......                                                   4,740                              4,740
                                         ---------   ---------  ----------  ---------  ---------  ---------   ---------   ---------
BALANCE, JUNE 30, 1999 .................    11,950   $      --  18,079,594  $     181  $  97,596  $    (222)  $ (76,046)     21,509
                                         =========   =========  ==========  =========  =========  =========   =========   =========

                             SEE ACCOMPANYING NOTES.

                          SECURE COMPUTING CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                           Six Months Ended June 30,
                                                                             Year Ended December 31,              (unaudited)
                                                                     ------------------------------------  -------------------------
                                                                         1996         1997         1998         1998        1999
                                                                     ------------------------------------  -------------------------
OPERATING ACTIVITIES
   Net loss .......................................................   $(25,094)    $ (4,251)    $ (3,262)    $ (6,396)    $(29,406)
   Adjustments to reconcile net loss to net cash used in operating activities:
       Purchased research and development in process and
         goodwill write-off .......................................      4,994           --           --           --           --
       Depreciation ...............................................      2,030        2,373        1,533          563          741
       Loss on disposals of property and equipment ................         --          159        1,724        2,171          334
       Loss on disposals of intangible assets .....................        187          731          268           77          402
       Amortization ...............................................         --           --          325          134          303
       Deferred income tax ........................................        409       (1,030)      (1,197)        (617)         898
       Stock option expense .......................................         --          900        2,160           --        4,740
   Changes in operating assets and liabilities:
       Accounts receivable ........................................     (1,348)      (6,455)      (6,159)      (1,463)       9,920
       Inventories ................................................     (1,302)         785       (1,238)         297        1,703
       Other current assets .......................................     (1,315)        (485)         722          363         (512)
       Accounts payable ...........................................      1,608       (1,552)       1,645        1,001         (418)
       Accrued liabilities and reserves ...........................      2,009       (2,797)       2,491        2,965         (365)
       Deferred revenue ...........................................        290           60          738          173         (225)
                                                                     ------------------------------------   -----------------------
        Net cash used in operating activities .....................    (17,532)     (11,562)        (250)        (732)     (11,887)

INVESTING ACTIVITIES
       Purchases of investments ...................................     (8,645)          --      (10,886)          --           --
       Proceeds from sales of investments .........................      3,000        5,935           --           --        1,981
       Cash paid in purchase of Webster Network Strategies, Inc. ..       (759)          --           --           --           --
       Cash paid in purchase of remaining interest in Border
         Network Technologies Europe Ltd. .........................       (989)          --           --           --           --
       Purchase of property and equipment .........................     (5,030)      (2,304)      (1,994)      (1,197)        (808)
       Increase in intangibles and other assets ...................       (885)      (1,238)      (1,842)      (1,082)         (73)
                                                                     ------------------------------------   -----------------------
         Net cash provided by (used in) investing activities ......    (13,308)       2,393      (14,722)      (2,279)       1,100

FINANCING ACTIVITIES
       Payments on notes payable and long-term debt ...............     (1,943)          --           --           --           --
       Proceeds from issuance of preferred stock ..................         --           --       15,345       15,432           --
       Proceeds from issuance of common stock .....................     11,989        2,030        4,101        1,784        3,142
       Proceeds from sales-lease-back transaction .................         --           --          729          729           --
                                                                     ------------------------------------   -----------------------
         Net cash provided by financing activities ................     10,046        2,030       20,175       17,945        3,142

EFFECT OF FOREIGN CURRENCY TRANSLATION ............................         --         (111)         (91)          (4)         (20)
                                                                     ------------------------------------   -----------------------
       Increase (decrease) in cash and cash equivalents ...........    (20,794)      (7,250)       5,112       14,930       (7,663)
       Cash and cash equivalents beginning of year ................     32,924       12,130        4,880        4,880        9,992
                                                                     ------------------------------------   -----------------------
       Cash and cash equivalents end of year ......................   $ 12,130     $  4,880     $  9,992     $ 19,810     $  2,329
                                                                     ====================================   =======================

                             SEE ACCOMPANYING NOTES.

                          SECURE COMPUTING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

         We develop and sell computer network "security" products and services designed to provide secure access control for organizations engaged in electronic commerce/business. Our products provide solutions to assure the integrity and security of transactions and communications over public networks such as the Internet. Our products can also be used to prevent unauthorized access to private corporate and government networks. Our products generally fall into two broad categories: 1) those intended to prevent unauthorized access to computer and network based data and information, and 2) those intended to authenticate/identify network users and control access to network resources or applications.

BASIS OF PRESENTATION

         The consolidated financial statements are presented giving retroactive effect to our 1996 acquisitions of Border Network Technologies Inc. (now known as Secure Computing Canada Ltd.) and Enigma Logic, Inc., which have been accounted for under the pooling of interests method (see Note 2.). The consolidated financial statements include the accounts of Secure Computing and our subsidiaries. All inter-company balances and transactions have been eliminated in consolidation.

INTERIM FINANCIAL STATEMENTS

         The interim financial statements for the six months ended June 30, 1998 and 1999, are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles. In the opinion of our management, the unaudited interim financial statements contain all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation. The results of operations for the interim periods are not necessarily indicative of the results of the entire year.

REVENUE RECOGNITION


PRODUCTS AND SERVICES

         We recognize product revenues at the time of shipment in instances where we have evidence of a contract, the fee charged is fixed and determinable and collection is probable. We have entered into customer support and maintenance agreements with various customers. We recognize the related revenues either ratably as the obligations are fulfilled or upon completion of performance.

         Revenue generated through traditional channels with a right of return for stock balancing and rotations is reduced by a reserve for estimated returns. These reserves are based on estimates made by our management and are subject to change.


ADVANCED TECHNOLOGY CONTRACTS

         Advanced technology contract revenues for cost-plus-fixed-fee contracts are recognized on the basis of costs incurred during the period plus the fee earned. Award fees are recognized based upon the percentage of completion and forecasted profit. A provision is made for the estimated loss, if any, on the contracts.

                          SECURE COMPUTING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


         Under our advanced technology contracts, we bear the risk that increased or unexpected costs required to perform specified services may reduce our profitability. In addition, recoverable expenses we bill for government contracts are subject to review and audit by the Defense Contract Audit Agency, which could result in amounts previously billed being renegotiated. Pursuant to their terms, these contracts are generally also subject to termination at the convenience of the applicable government agency. If the contract is terminated, we would typically be reimbursed for our costs to the date of our termination plus the cost of an orderly termination, and paid a portion of the fee.

         At December 31, 1997 and 1998, we had deferred revenue of $144 and $102, respectively, related to advanced technology contracts.

CASH EQUIVALENTS

         We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

INVENTORIES

         Inventories consist mainly of purchased components and prepaid licenses and are valued at the lower of cost, (first-in, first-out method) or market.

PROPERTY AND EQUIPMENT

         Property and equipment are carried at cost. Depreciation is calculated using straight line and accelerated depreciation methods with estimated useful lives ranging from three to ten years.

INTANGIBLE ASSETS

         Intangible assets consist of patents and trademarks and are amortized using the straight-line method over the estimated useful lives of the assets, which range up to ten years.

IMPAIRMENT OF LONG-LIVED ASSETS

         We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

         Foreign assets and liabilities are translated using the year-end exchange rate. Results of operations are translated using the average exchange rates throughout the year. Translation gains or losses, net of applicable deferred taxes, are accumulated as a separate component of stockholders' equity.

                          SECURE COMPUTING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


RESEARCH AND DEVELOPMENT

         Research and development expenditures are charged to operations as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

         Based on our product development process, technological feasibility is established upon completion of a working model. Costs that we incur between completion of the working model and the point at which the product is generally available for sale are capitalized and amortized over their estimated useful life of three years. We have capitalized software development costs net of accumulated amortization of $547 and $1,304 at December 31, 1997 and 1998, respectively. Amortization and expense was $187, $682 and $366 for the years ended December 31, 1996, 1997, and 1998, respectively.

USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NET LOSS PER SHARE

         Basic earnings per share is computed using the weighted average number of common shares outstanding. Diluted earnings per share is computed using the combination of dilutive common share equivalents and the weighted average number of common shares outstanding. Diluted earnings per share is not presented as the effect of outstanding options, warrants and preferred stock are antidilutive.

COMPREHENSIVE INCOME

         As of January 1, 1998, we adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." Statement No. 130 established new rules for the reporting and display of comprehensive income and our components. However, the adoption of this Statement had no impact on our net income or stockholders' equity. Statement 130 requires the foreign currency translation adjustments, which prior to adoption were reported separately in stockholders' equity, to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of Statement 130.

STOCK OPTIONS

         We follow the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" regarding disclosure of pro-forma information for stock compensation. As permitted by Statement No. 123, we measure compensation cost using the methods described in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

2. ACQUISITIONS

         In May 1996, we acquired Webster Network Strategies, Inc. ("Webster"), a Florida based Internet software developer, for 102,000 shares of common stock and $749 cash, which included expenses of $249, in exchange for all outstanding common stock of Webster. The acquisition has been accounted for using the purchase method. Subsequent to the acquisition, we expensed all purchased research and development in process of $3,894 based upon an independent appraisal.

                          SECURE COMPUTING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


         In August 1996, we acquired network security software developers Border Network Technologies, Inc. ("Border") and Enigma Logic, Inc. ("Enigma"). Both Border and Enigma were merged directly into Secure Computing in a pooling of interests. As a result of the mergers, we exchanged approximately 6,000,000 shares of common stock for all of the outstanding common stock of Border and approximately 2,060,000 shares of common stock for all of the outstanding common stock of Enigma. In addition, outstanding Border and Enigma stock options were converted into options to purchase approximately 1,160,000 shares of our common stock. Separate results of operations for the periods prior to the mergers are as follows:

                                               SIX MONTHS ENDED
                                                 JUNE 30, 1996
               Revenue:                           (UNAUDITED)
                                             --------------------
                  Secure .................         $  13,438
                  Border .................             4,506
                  Enigma .................             2,478
                                             --------------------
               Combined ..................         $  20,422
                                             ====================
               Net loss:
                  Secure .................         $  (9,189)
                  Border .................            (4,474)
                  Enigma .................            (2,857)
                                             --------------------
               Combined ..................         $ (16,520)
                                             ====================


         Also, in May 1996, we acquired the remaining 68% interest we did not own in Border Network Technologies Europe Limited for 40,908 shares of common stock and $989 in cash. Goodwill of $1,100 that was recorded in this transaction was subsequently expensed as acquisition costs.

3. INVESTMENTS

         At December 31, 1998, investments consisted of commercial paper with maturities of less than one year. The investments are considered available for sale and are stated at cost plus accrued interest which approximates fair market value.

4. ACCOUNTS RECEIVABLE

         Approximately nine percent of accounts receivable were due from the United States government at December 31, 1998 and 1997. Unbilled accounts receivable from all customers were $644 and $2,254 at December 31, 1997 and 1998, respectively.

         We may take various forms of action to manage our receivables such as selling our receivables at a discount to a third party that we entered into an agreement with in 1998.

                          SECURE COMPUTING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                           (SIX MONTH DATA UNAUDITED)


5. LINE OF CREDIT

         We have a $5,000 line of credit agreement with a bank. Borrowings under the line of credit incur interest at the prime rate plus 0.5%. The line of credit expires in April, 2001. As of December 31, 1998, the line of credit has no borrowings under it.

6. LEASES

         We lease office space for all of our locations. Future lease payments for all operating leases, excluding executory costs such as management and maintenance fees, are as follows:

                        Future Lease       Subleases     Net Future Lease
                         Obligations                        Obligations
                      ---------------- ----------------- ----------------
                 1999   $       2,472    $        (252)    $       2,220
                 2000           2,352             (210)            2,142
                 2001           1,950             (156)            1,794
                 2002           1,900             (168)            1,732
                 2003           1,802             (168)            1,634
           Thereafter           3,876             (476)            3,400
                      ---------------- ----------------- ----------------
                        $      14,352    $      (1,430)    $      12,922
                      ================ ================= ================


         Rent expense was $2,488, $2,191 and $1,865 for the years ended December 31, 1996, 1997 and 1998, respectively.

         In addition, in February 1998, we entered into a sales-lease-back agreement pertaining to certain previously acquired computer equipment and software. Proceeds from the sale were $729, which approximated the assets carrying value. The remaining lease term of approximately thirteen months, with monthly rental payments of $32, results in a remaining future minimum lease obligation of $416.

7. CAPITAL STOCK

         On November 30, 1998, the Stockholders, at a special meeting approved an amendment to our Restated Certificate of Incorporation to increase the common shares authorized from 25,000,000 to 50,000,000. In addition, 16,000 shares of Series C preferred stock were designated for the June 1998 issuance described below.

8. PREFERRED STOCK

         In June 1998, we sold 16,000 shares of Series C convertible preferred stock, resulting in net proceeds to us of approximately $15,432,000, net of $568,000 in transaction costs. In connection with the sale of the Series C convertible preferred stock, we also issued warrants to purchase 174,464 shares of our common stock. The warrants may be exercised until (i) the earlier of June 29, 2001, and (ii) a merger involving us in which we are not the surviving entity. The exercise price of the warrants is $11.92. The preferred stock is convertible into the number of shares of common stock which may be purchased for the stated value of $1,000 per share of preferred stock at a per share price equal to the lower of a) the average closing bid price of the common stock for the five trading days immediately prior to the date of conversion, b) the average closing bid price of the common stock for the fifteen trading days immediately prior to the date of conversion, and c) a fixed conversion price of $19.0035 per share. In the second quarter of 1999, 4050 shares of the preferred stock were converted into 1,004,545 shares of Secure Computing's common stock leaving 11,950 outstanding preferred shares. As of July 12, 1999, 4,150 shares of

                          SECURE COMPUTING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                           (SIX MONTH DATA UNAUDITED)


Series C preferred remain outstanding and an additional 7,800 shares of the Series C preferred were converted to 2,726,820 shares of our common stock in July.

9. STOCK OPTIONS

         In September 1995, our Board of Directors and stockholders approved our 1995 Omnibus Stock Plan (the "Stock Plan"). Under the terms of the Stock Plan, key employees and non-employees may be granted options to purchase up to 7,744,131 shares of our common stock. The majority of options granted typically have ten year terms and vest annually over three years. In addition, we have programs where options are subject to accelerated vesting based on the performance of our stock price over a specified period of time ranging from one to three years.

         A summary of changes in outstanding options and common shares reserved under the Plan are as follows:

                                                                               WEIGHTED AVERAGE
                                             SHARES AVAILABLE      OPTIONS         EXERCISE
                                                FOR GRANT        OUTSTANDING    PRICE PER SHARE
                                             --------------------------------------------------
Balance at December 31, 1995 ..............         372,149        1,251,961        $ 2.14
   Shares authorized ......................       2,084,570               --            --
   Granted ................................      (2,397,152)       2,397,152         10.29
   Exercised ..............................              --         (426,394)         2.33
   Canceled ...............................         188,188         (188,188)         6.88
                                             --------------------------------------------------
Balance at December 31, 1996 ..............         247,755        3,034,531        $ 9.01
   Shares authorized ......................       1,300,000               --            --
   Granted ................................      (3,282,073)       3,282,073          6.44
   Exercised ..............................              --         (552,111)         2.71
   Canceled ...............................       1,866,233       (1,866,233)        11.96
                                             --------------------------------------------------
Balance at December 31, 1997 ..............         131,915        3,898,260        $ 6.24
   Shares authorized ......................       2,500,000               --            --
   Granted ................................      (1,896,307)       1,896,307         10.41
   Exercised ..............................              --         (687,995)         4.86
   Canceled ...............................         859,380         (859,380)         7.91
                                             --------------------------------------------------
Balance at December 31, 1998 ..............       1,594,988        4,247,192        $ 7.75
                                             ==================================================

            The following table summarizes information about the stock options outstanding at December 31, 1998:

                                            Options Outstanding                           Options Exercisable
                            ----------------------------------------------------     ------------------------------
                                                Weighted-           Weighted-                          Weighted-
                               Number       Average Remaining        Average           Number           Average
Range of Exercise Price     Outstanding      Contractual Life     Exercise Price     Exercisable     Exercise Price
-------------------------------------------------------------------------------------------------------------------
$  .01 - $ 3.02                 158,368          5.0 years           $  1.11            158,368         $  1.11
$ 3.03 - $ 6.05                 139,846          8.1 years              5.51            120,973            5.53
$ 6.06 - $ 9.07               2,398,951          8.1 years              6.35            869,937            6.24
$ 9.08 - $12.10               1,322,179          9.2 years             10.10            329,158            9.88
$12.11 - $15.13                 151,634          9.7 years             13.18              5,514           12.88
$15.14 - $18.15                  33,714          9.9 years             17.00                 --              --
$18.16 - $21.18                  42,500          8.7 years             19.02                 --              --
-------------------------------------------------------------------------------------------------------------------
$  .01 - $21.18               4,247,192          8.4 years           $  7.75          1,483,950         $  6.47
===================================================================================================================

                          SECURE COMPUTING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                           (SIX MONTH DATA UNAUDITED)


         Options outstanding under the Stock Plan expire at various dates from 2000 to 2008. The number of options exercisable as of December 31, 1996, 1997 and 1998 were 1,062,920, 693,520, and 1,483,950 at weighted average exercise prices of $3.32, $6.31, $6.47, respectively. The weighted average fair value of options granted and the weighted average remaining contractual life of options granted during 1996, 1997 and 1998 are $10.29, $5.05, and $8.09 and 9.5, 8, and
8.4 years, respectively.

         We also have an executive stock option program under which 1,110,000 options are subject to accelerated vesting based on the performance of our stock price over a period ranging from one to three years. The number of options exercisable under this program, as of December 31, 1998 was 500,000 of which 180,000 have an exercise price of $6.125 and 320,000 have an exercise price of $10.25. For the year ended December 31, 1997 and 1998, we recognized $900 and $2,160 respectively, of compensation expense related to the accelerated vesting of options under this program.

         We also have an employee stock purchase plan under which 400,000 shares have been reserved for purchase by employees. The purchase price of the shares under the plan is the lesser of 85% of the fair market value on the first or last day of the offering period. Offering periods are each three months. Employees may designate up to ten percent of their compensation for the purchase of stock under the plan.

         Pro forma information regarding net loss and loss per share is required by Statement No. 123, and has been determined as if we had accounted for our employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996, 1997 and 1998, respectively: risk-free interest rates of 6.0%; volatility factors of the expected market price of our common stock of .80, .80, 1.00; and a weighted average expected life of the option of five years.

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Our pro forma information is as follows:


                                                   YEAR ENDED DECEMBER 31,
                                           -------------------------------------
                                               1996        1997          1998
                                           -------------------------------------

         Pro forma net loss                 $(30,217)    $(9,105)     $(10,739)
                                           =====================================

         Pro forma basic and diluted loss
           per share                        $  (2.12)    $  (.59)     $   (.67)
                                           =====================================

         The pro forma effect on the net loss for all years shown is not representative of the pro forma effect on net income (loss) in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995.

                          SECURE COMPUTING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                           (SIX MONTH DATA UNAUDITED)


10. INCOME TAXES

         The tax benefit of $977 for the year ended December 31, 1997, represents current foreign income taxes of $53 and a deferred federal benefit of $1,030. Our income tax benefit for the year ended December 31, 1998, consists of a deferred benefit of $1,197.

         The effective tax rate differs from the statutory tax rate primarily as a result of the following:

                                                                 YEAR ENDED DECEMBER 31,
                                                       ---------------------------------------
                                                             1996         1997         1998
                                                       ---------------------------------------
         Income taxes at statutory rate ..............    $ (8,785)    $ (1,778)    $ (1,516)
         State taxes, net of federal benefit .........      (1,255)        (223)        (150)
         Foreign taxes ...............................          --         (180)          --
         Change in valuation allowance ...............       5,539       (1,110)         440
         Non-deductible acquisition costs ............       4,470           --           --
         Other .......................................          31           94           29
                                                       ---------------------------------------
         Income tax benefit ..........................    $     --     $   (977)    $ (1,197)
                                                       =======================================

         Deferred income tax assets and liabilities result from temporary differences between the carrying values of assets and liabilities for financial statement and income tax purposes. Significant components of our net deferred tax assets are as follows:

                                                                           DECEMBER 31,
                                                                    --------------------------
                                                                         1997          1998
                                                                    --------------------------
         Deferred tax assets:
            Accrued liabilities ...................................    $    492     $    465
            Stock option compensation expense .....................         360        1,224
            Contract loss reserve .................................          70           23
            Payroll liabilities ...................................         187          149
            Tax over book amortization ............................        (124)        (463)
            Book over tax depreciation ............................         114          171
            Income tax credits ....................................         478          478
            Net operating loss carryforward .......................      15,675       17,754
                                                                    --------------------------
         Total deferred tax assets before valuation allowance .....      17,252       19,801
         Less valuation allowance .................................     (14,849)     (16,201)
                                                                    --------------------------
         Net deferred tax assets ..................................    $  2,403     $  3,600
                                                                    ==========================

         SFAS 109 "Accounting for Income Taxes" requires the consideration of a valuation allowance for deferred tax assets if it is "more likely than not" that benefits of deferred tax assets will not be realized. We believe it is more likely than not that the net deferred tax assets of $3,600 at December 31, 1998, will be realized. However, the amount of the deferred tax assets considered realizable could be reduced in the near term if estimates of future taxable income are reduced.

                          SECURE COMPUTING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                           (SIX MONTH DATA UNAUDITED)


         At December 31, 1998, we had net operating loss carryforwards (NOL) of $44,400 which are available to offset taxable income through 2013. These carryforwards are subject to the limitations of Internal Revenue Code Section
382. This section provides limitations on the availability of net operating losses to offset current taxable income if significant ownership changes have occurred for federal tax purposes. Included in the NOL is approximately $11,400 related to stock option exercises. These deductions currently have a full valuation allowance and, when realized for financial statement purposes, they will not result in a reduction in income tax expense. Rather, the benefit will be recorded as an increase to additional paid-in-capital.

         Federal income taxes were not paid in 1996, 1997 or 1998.

11. EMPLOYEE BENEFIT PLAN

         We have a voluntary defined contribution plan under Section 401(k) of the Internal Revenue Code which covers substantially all U.S. employees. We also have voluntary defined contribution plans which cover substantially all employees. Contributions to the latter are limited to the employer's discretionary annual contribution.

         We recognized expense for contributions to the plans as follows:

                                                               YEAR ENDED DECEMBER 31,
                                                       -------------------------------------
                                                          1996          1997          1998
                                                       -------------------------------------
         Defined contribution plan (401K) ...........     $ 61          $ 50          $275
         Voluntary contribution plans ...............      367            --            --
                                                       -------------------------------------
                                                          $428          $ 50          $275
                                                       =====================================

12. FOREIGN SALES

         Sales to foreign customers accounted for 21%, 32% and 24% of total revenue in the years ended December 31, 1996, 1997 and 1998, respectively.

13. CONTINGENCIES

         We are engaged in certain legal proceedings and claims arising in the ordinary course of our business. The ultimate liabilities, if any, which may result from these or other pending or threatened legal actions against us cannot be determined at this time. However, in the opinion of management, the facts known at the present time do not indicate that such litigation will have a material effect on our financial position.

                          SECURE COMPUTING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                           (SIX MONTH DATA UNAUDITED)

14. RESTRUCTURING

         Early in 1998, we announced plans to implement a restructuring plan designed to facilitate further integration of acquired businesses, and recorded a pre-tax expense of $7,800 to account for these actions, which include costs of lease terminations, streamlining our product offerings and reducing our cost structure to increase operational efficiency. The plan resulted in the separation of some employees worldwide and the closing of three North American facilities. As of December 31, 1998, approximately 45 employee terminations were related to restructuring actions.

         As of June 30, 1999, the restructure reserve was fully utilized. Asset impairment and restructuring costs as of June 30, 1999, are as follows:

                                                              Total           Cash         Write-
         Costs Related To:                                   Charges        Payments        Downs
         -------------------------------------------------------------------------------------------
         Compensation costs for severance and
            other termination benefits ................     $    1,333     $    1,333     $       --

         Consulting and legal costs ...................            739            739             --

         Write-off of property, plant and
            equipment .................................          1,764             --          1,764

         Write-off of other assets ....................            761             --            761

         Lease termination costs ......................            853            853             --

         Facility reconfigurations ....................            328            328             --

         Employee relocations .........................            474            474             --

         Canceled contracts ...........................            536            300            236

         Additional travel ............................            196            196             --

         Other charges ................................            816            816             --
                                                          ------------------------------------------
           Total Costs ................................     $    7,800     $    5,039     $    2,761
                                                          ==========================================

                          SECURE COMPUTING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                           (SIX MONTH DATA UNAUDITED)


15. SEGMENT INFORMATION

         We have two reportable segments consisting of Products and Services and advanced technology. Our products and services segment markets a range of interoperable, standards-based network security products and services to the global marketplace including customers from Fortune 500 companies, small branch offices, and government agencies. Our advanced technology segment engages in research and development of information security technology by acquiring and executing contracts with departments and agencies of the United States government. Cash, investments, deferred tax assets, merger related intangibles, general and administrative expenses, acquisition costs and stock option compensation costs cannot be readily identified to the two business segments, therefore, they are presented separately in a corporate segment.

         We evaluate segment performance based on gross profit. Resources are allocated based on contractual requirements as the advanced technology segment is reimbursed on a cost plus basis from the various agencies of the United States government. The accounting policies of the reportable segments are the same as those described in Note 1, "Summary of Significant Accounting Policies." Revenue is recognized at time of shipment and/or when performance of services are complete for the Products and Services segment. For advanced technology, contract revenue is recognized on the basis of costs incurred for the government contracts serviced by advanced technology and intersegment transfers are recorded at cost; there are no intercompany profits or losses recorded on intersegment transfers.

Our reportable segments are business units that offer distinct product and services to very different customer groups. The reportable segments are each managed separately because they require different managerial skill sets and are focused toward different markets.

         Significant components of our segments are as follows:


YEAR ENDED DECEMBER 31, 1996
-----------------------------------------------------------------------------------------------------------
                                               Products and     Advanced
                                                Services       Technology
                                                 Segment         Segment       Corporate         Total
-----------------------------------------------------------------------------------------------------------
Revenues from external customers ..........    $    23,290    $    16,972     $        --     $    40,262
Depreciation expense ......................          1,030            958              42           2,030
Segment gross profit ......................         17,231          4,234              --          21,465
Segment operating income/(loss) ...........          1,034         (7,569)        (19,938)        (26,473)
Interest income ...........................             --             --           1,508           1,508
Segment assets ............................         12,412          4,701          19,662          36,775
Expenditures for long lived assets ........          3,451          2,364             100           5,915
---------------------------------------------------------------------------------------------------------


YEAR ENDED DECEMBER 31, 1997
-----------------------------------------------------------------------------------------------------------
                                               Products and     Advanced
                                                Services       Technology
                                                 Segment         Segment       Corporate         Total
-----------------------------------------------------------------------------------------------------------

Revenues from external customers ..........    $    33,202    $    13,773     $        --     $    46,976
Depreciation expense ......................          1,533            809              31           2,373
Segment gross profit ......................         24,033          4,177              --          28,210
Segment operating income/(loss) ...........          1,267         (2,262)         (4,739)         (5,734)
Interest income ...........................             --             --             506             506
Segment assets ............................         20,906          2,720           7,428          31,054
Expenditures for long lived assets ........          3,166            346              30           3,542
---------------------------------------------------------------------------------------------------------

                          SECURE COMPUTING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                           (SIX MONTH DATA UNAUDITED)



YEAR ENDED DECEMBER 31, 1998
-----------------------------------------------------------------------------------------------------------
                                               Products and     Advanced
                                                Services       Technology
                                                 Segment         Segment       Corporate         Total
-----------------------------------------------------------------------------------------------------------
Revenues from external customers ..........    $    51,500    $     9,942     $        --     $    61,442
Restructuring charge ......................             --             --           7,800           7,800
Depreciation expense ......................          1,241            273              19           1,533
Segment gross profit ......................         37,174          3,130              --          40,304
Segment operating income/(loss) ...........         10,689           (697)        (14,925)         (4,933)
Interest income ...........................             --             --             474             474
Segment assets ............................         27,594          2,227          24,527          54,348
Expenditures for long lived assets ........          3,674            137              25           3,836
---------------------------------------------------------------------------------------------------------

                          SECURE COMPUTING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                           (SIX MONTH DATA UNAUDITED)


SIX MONTHS ENDED JUNE 30, 1998
-----------------------------------------------------------------------------------------------------------
                                               Products and     Advanced
                                                Services       Technology
                                                 Segment         Segment       Corporate         Total
-----------------------------------------------------------------------------------------------------------
Revenues from external customers ..........    $    22,020    $     5,280     $        --     $    27,300
Restructuring charge ......................             --             --           7,800           7,800
Depreciation expense ......................            426            126              11             563
Segment gross profit ......................         16,448          1,426              --          17,874
Segment operating income/(loss) ...........          3,498           (891)         (9,677)         (7,070)
Interest income ...........................             --             --              57              57
Segment assets ............................         21,389          2,320          22,467          46,176
Expenditures for long lived assets ........          1,001            180              16           1,197
---------------------------------------------------------------------------------------------------------


SIX MONTHS ENDED JUNE 30, 1999
-----------------------------------------------------------------------------------------------------------
                                               Products and     Advanced
                                                Services       Technology
                                                 Segment         Segment       Corporate         Total
-----------------------------------------------------------------------------------------------------------

Revenues from external customers ..........    $    11,329    $     2,410     $        --     $    13,739
Depreciation expense ......................            680             51              10             741
Segment gross profit ......................            910            (53)             --             857
Segment operating income/(loss) ...........        (16,643)        (2,945)         (9,219)        (28,807)
Interest income ...........................             --             --             301             301
Segment assets ............................         16,551          1,381          13,864          31,796
Expenditures for long lived assets ........            773             24              11             808
---------------------------------------------------------------------------------------------------------

         International sales accounted for 28% and 27% of total revenue for the six months ended June 30, 1998 and 1999 respectively and 21%, 32% and 24% of total revenue for the years 1996, 1997 and 1998 respectively. Major foreign markets for our products include Europe and the Pacific Rim, with the United Kingdom, Germany, Scandinavia and Japan being particularly strong. In each country, we have independent channel partners who are responsible for marketing, selling and supporting our products to resellers and end-users within their defined territories.

         The following table summarizes information about our international and domestic sales and operations:

                                                                                      SIX MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,           JUNE 30,
                                                   -------------------------------- ---------------------
                                                       1996        1997      1998       1998       1999
----------------------------------------------------------------------------------- ---------------------
Revenues:
   United States sales ...........................   $ 31,683   $ 31,944   $ 46,464   $ 19,608   $ 10,044
   International sales ...........................      8,579     15,032     14,978      7,692      3,695
                                                   -------------------------------- ---------------------
                                                     $ 40,262   $ 46,976   $ 61,442   $ 27,300   $ 13,739
                                                   ================================ =====================
Identifiable Assets:
   United States operations ......................   $ 32,259   $ 28,905   $ 53,463   $ 45,062   $ 30,932
   International operations ......................      4,516      2,149        885      1,114        864
                                                   -------------------------------- ---------------------
                                                     $ 36,775   $ 31,054   $ 54,348   $ 46,176   $ 31,796
                                                   ================================ =====================

                          SECURE COMPUTING CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                           (SIX MONTH DATA UNAUDITED)


16. RELATED PARTY TRANSACTIONS

         In 1998, we relocated several key employees to California. To mitigate cost of living differences, we provided interest free loans totaling $481 to these employees. In 1999, these loans were placed on a forgiveness plan over a three year period from the relocation date. In addition, we are reimbursing the employees for the tax liabilities incurred as a result of the forgiveness plan.

In January 1998, we agreed to guarantee a bank loan to our Chairman and Chief Executive Officer, in an amount of $250. The guarantee expired upon our payment of bonuses in 1998.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth various expenses in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except for the Securities and Exchange Commission Registration Fee.

         Securities and Exchange Commission Registration Fee ... $  3,888
         Accounting Fees .......................................   50,000
         Legal Fees and Disbursements ..........................  400,000
         Miscellaneous .........................................   10,000
                                                                 --------
                Total: ......................................... $463,888
                                                                 ========


ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

         Our Certificate of Incorporation limits, to the maximum extent permitted by Delaware law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. Our Bylaws provide that we will indemnify our officers and directors and may indemnify our employees and other agents to the fullest extent permitted by Delaware law. We have entered into indemnification agreements with our officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements require us, among other things to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance, if available on reasonable terms. We believe that these agreements are necessary to attract and retain qualified persons as directors and officers.

         Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made a party to an action by reason of that fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

         On June 30, 1998, we sold 16,000 shares of newly issued Series C convertible preferred stock (the "Series C preferred") and warrants to acquire 174,464 shares of common stock to two investors affiliated with Credit Suisse First Boston and Castle Creek Partners for an aggregate cash consideration of approximately $15,345,000. The offer and sale of these securities were completed pursuant to the exemption provided by Regulation D under the Securities Act of 1933.

         The Series C preferred is convertible at the election of the holder into shares of common stock beginning six months after issuance. As of September 28, 1999, 12,400 shares of the Series C preferred had been converted into 3,937,324 shares of common stock leaving 3,600 outstanding shares of Series C preferred. The average conversion price for shares of Series C preferred previously converted was $3.15 per share of common stock. A more comprehensive description of the rights and preferences of the Series C preferred is contained in the Company's Registration Statement on Form S-3 dated August 14, 1998 and August 6, 1999 as well as Form 8-K filed with the Commission on July 15, 1998. A copy of the Certificate of Designation of Series C preferred stock is filed as an exhibit to the Report on Form 8-K.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE.

A.        Exhibits

Exhibit                              Description
-------   ----------------------------------------------------------------------
  2.1 Agreement and Plan of Merger among Secure Computing Corporation, Owl Acquisition, Inc. and Enigma Logic, Inc. dated as of June 24, 1996, as amended as of July 31, 1996. (1)
  2.2 Acquisition and Pre-Amalgamation Agreement among Secure Computing Corporation, Edge Acquisition Inc. and Border Network Technologies, Inc. dated as of May 28, 1996, as amended as of July 31, 1996.(1)
  2.3     Amalgamation Agreement dated as of August 29, 1996. (2)
  3.1     Restated Certificate of Incorporation of Registrant. (3)
  3.2     By-Laws of the Registrant. (4)
  4.1     Specimen of common stock certificate. (5)
  4.2     Securities Purchase Agreement dated June 30, 1998. (6)
  4.3     Registration Rights Agreement dated June 30, 1998. (7)
  4.5     Warrant to purchase shares of common stock dated June 30, 1998. (8)
  4.6     Amended and Restated Rights Agreement dated October 22, 1998. (9)
  4.7     Amended and Restated 1995 Omnibus Stock Plan. (10)
  4.8 Common Stock Investment Agreement between Manchester Securities Corp. and Secure Computing Corporation dated as of October 4, 1999. (11)
  4.9     Warrant to purchase common stock dated October 5, 1999. (11)
  5.1     Opinion of Heller Ehrman White & McAuliffe. *
 10.1 Registration Rights Agreement among ITI, Incorporated, GroTech Partners II, L.P., Ideas, Inc. and Bernard Farkas dated July 14, 1989.
          (12)

 10.2 Purchase Agreement among ITI Incorporated, Grotech Partners II, L.P., Ideas Inc. and Bernard Farkas dated July 14, 1989. (13)
 10.3 Purchase Agreement among ITI Incorporated and Corporate Venture Partners dated December 13, 1989. (14)
 10.4 First Amendment dated December 13, 1989 among ITI, Incorporated, GroTech Partners II, L.P., Ideas, Inc., and Bernard Farkas and Corporate Venture Partners to Registration Rights Agreement among ITI, Incorporated, Grotech Partners II, L.P., Ideas, Inc. and Bernard Farkas dated July 14, 1989. (15).
 10.5 Software Agreement between AT&T Information Systems Inc. and ITI, Incorporated, Agreement No. SOFT-01701, dated April 2, 1990, including Supplement No. 1, UNIX System V Release 3.0, Supplement No. 2 dated August 10, 1990; Sublicensing Agreement between AT&T Information Systems, Inc.; Letter between UNIX System Laboratories, Inc. and ITI, Inc. dated April 15, 1991; Letter Agreement modifying Software Agreement No. SOFT-01701 dated October 22, 1992; and Software Agreement between AT&T Information Systems Inc. and ITI, Incorporated, Agreement No. SOFT-02036, dated July 26, 1991. (16)
 10.6 Agreement and Plan of Merger and Reorganization among ITI Incorporated and Secure Computing Technology Company dated May 29, 1992. (17)
 10.7 Employment Agreement between Secure Computing and John E. McNulty dated May 3, 1999. (18)
 10.8 Registration Rights Agreement between Manchester Securities Corp. and Secure Computing Corporation dated as of October 4, 1999. (11)
 23.1     Consent of Ernst & Young LLP.
 23.2 Consent of Heller Ehrman White & McAuliffe (contained in opinion filed as Exhibit 5.1).*
 24.1     Power of Attorney (see Page II-8)

---------------------------
     *    To be filed by amendment.

     (1) Incorporated by reference to Appendix A to Secure Computing's Definitive Proxy Statement dated August 5, 1996 and filed August 7, 1996 with the Securities and Exchange Commission (File No. 0-27074).

     (2) Incorporated herein by reference to Exhibit 2.3 to Secure Computing's Current Report on Form 8-K filed September 12, 1996 (File No. 0-27074).

     (3) Incorporated herein by reference to Exhibit 3.1 to Secure Computing's Form 10-K filed on March 28, 1996 (File No. 0-27074), as amended pursuant to (i) the Certificate of Designation of Series A Preferred Stock, incorporated herein by reference to Exhibit 4.1 to Secure Computing's Form 8-K filed on September 12, 1996, (ii) the Certificate of Designation of Series C Preferred Stock, incorporated herein by reference to Exhibit 3.1 to Secure Computing's Form 8-K filed in July 15, 1998, (iii) the Amended and restated Certificate of Designation of Series B Preferred Stock, incorporated herein by reference to Exhibit 1 to Secure Computing's Form 8-A filed on November 9, 1998, and (iv) the Certificate of Amendment filed with the Delaware Secretary of State on December 11, 1998, incorporated herein by reference to
          Exhibit 4.1 to Secure Computing's Registration Stated on Form S-8 filed on February 5, 1999.

     (4) Incorporated herein by reference to Exhibit 3.3 to Secure Computing's Registration Statement on Form S-1 (Registration Number 33-97838.).

     (5) Incorporated herein by reference to the same numbered Exhibit to Amendment No. 2 to Secure Computing's Registration Statement on Form S-1 (registration Number 33-97838).

     (6) Incorporated herein by reference to Exhibit 10.1 to Secure Computing's Form 8-K filed on July 15, 1998.

     (7) Incorporated herein by reference to Exhibit 10.1 to Secure Computing's Form 8-K filed on July 15, 1998.

     (8) Incorporated herein by reference to Exhibit 10.1 to Secure Computing's Form 8-K filed on July 15, 1998.

     (9) Incorporated herein by reference to Exhibit 10.1 to Secure Computing's Form 8-K filed on November 9, 1998.

     (10) Incorporated herein by reference to Exhibit 4.7 to Secure Computing's Registration Statement on Form S-8 dated February 5, 1999.

     (11) Incorporated herein by reference to the Exhibits to Secure Computing's Current Report on Form 8-K filed on October 8, 1999.

     (12) Incorporated herein by reference to Exhibit 10.2 to Secure Computing's Registration Statement on Form S-1 (Registration Number 33-97838).

     (13) Incorporated herein by reference to Exhibit 10.4 to Secure Computing's Registration Statement on Form S-1 (Registration Number 33-97838).

     (14) Incorporated herein by reference to Exhibit 10.6 to Secure Computing's Registration Statement on Form S-1 (Registration Number 33-97838).

     (15) Incorporated herein by reference to Exhibit 10.7 to Secure Computing's Registration Statement on Form S-1 (Registration Number 33-97838).

     (16) Incorporated herein by reference to Exhibit 10.9 to Secure Computing's Registration Statement on Form S-1 (Registration Number 33-97838).

     (17) Incorporated herein by reference to Exhibit 10.12 to Secure Computing's Registration Statement on Form S-1 (Registration Number 33-97838).

     (18) Incorporated herein by reference to Exhibit 10.1 to Secure Computing's Quarterly Report on Form 10-Q filed on May 12, 1999.

B.        Financial Statement Schedule.

          Valuation and Qualifying Accounts

                                   SCHEDULE II
                        VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 1996, 1997 AND 1998

                                                                        Additions
                                                        Balance at     Charged to
                                                        Beginning       Costs and           Less           Balance at
Description                                              of Year        Expenses         Deductions       End of Year
-----------                                             --------       ----------        ----------       -----------
Year ended December 31, 1996:
  Contract loss reserves .......................     $    250,000     $         --     $         --      $    250,000
  Warranty reserves ............................          120,000           35,000          (90,000)           65,000
  Sales return allowance .......................           70,000           50,000               --           120,000
  Allowance for doubtful accounts ..............          131,000          462,000         (303,000)          290,000
  Inventory reserve ............................               --          150,000               --           150,000
                                                   ====================================================================
      Total ....................................     $    571,000     $    697,000     $   (393,000)     $    875,000
                                                   ====================================================================

Year ended December 31, 1997:
  Contract loss reserves .......................     $    250,000     $         --     $    (74,000)     $    176,000
  Warranty reserves ............................           65,000               --          (35,000)           30,000
  Sales return allowance .......................          120,000               --         (120,000)               --
  Allowance for doubtful accounts ..............          290,000          179,000          (52,000)          417,000
  Inventory reserve ............................          150,000           60,000         (160,000)           50,000
                                                   ====================================================================
      Total ....................................     $    875,000     $    239,000     $   (441,000)     $    673,000
                                                   ====================================================================

Year ended December 31, 1998:
  Contract loss reserves .......................     $    176,000     $         --     $   (118,000)     $     58,000
  Warranty reserves ............................           30,000               --               --            30,000
  Sales return allowance .......................               --          527,000               --           527,000
  Allowance for doubtful accounts ..............          417,000        1,152,000         (669,000)          900,000
  Inventory reserve ............................           50,000           67,000               --           117,000
  Restructure reserve ..........................               --        7,800,000       (7,182,000)          618,000
                                                   ====================================================================
      Total ....................................     $    673,000     $  9,546,000     $ (7,969,000)     $  2,250,000
                                                   ====================================================================

ITEM 17. UNDERTAKINGS.

A.       The undersigned Secure Computing Corporation hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (i) and (ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by Secure Computing Corporation pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. That, for purposes of determining any liability under the Securities Act of 1933, each filing of Secure Computing Corporation's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Secure Computing Corporation pursuant to the provisions described under Item 14 above, or otherwise, Secure Computing Corporation has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Secure Computing Corporation of expenses incurred or paid by a director, officer or controlling person of Secure Computing Corporation in the successful defense of any action, suit or proceeding) is asserted against Secure Computing Corporation by such Director, officer or controlling person in connection with the securities being registered, Secure Computing Corporation will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, Secure Computing Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in San Jose, State of California, on the 14th day of October 1999.

                                      Secure Computing Corporation
                                      By: /s/ Timothy McGurran
                                          --------------------
                                      Timothy P. McGurran, Senior Vice President
                                      of Operations and Chief Financial Officer

                                POWER OF ATTORNEY


         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John McNulty and Timothy McGurran, or either of them, with the power of substitution, her or his attorney in fact, to sign any amendments to this Registration Statement (including post-effective amendments), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


   October 11, 1999             /s/ John McNulty
                                -----------------------------------------------
                                Chief Executive Officer (Principal Executive
                                Officer) and Chairman of the Board of Directors
                                John McNulty


   October 14, 1999             /s/ Timothy McGurran
                                -----------------------------------------------
                                Senior Vice President of Operations and Chief
                                Financial Officer (Principal Financial and
                                Accounting Officer) Timothy P. McGurran


   October 12, 1999             /s/ Steven M. Puricelli
                                -----------------------------------------------
                                Director Steven M. Puricelli


   October 10, 1999             /s/ Eric P. Rundquist
                                -----------------------------------------------
                                Director Eric P. Rundquist


   October 8, 1999              /s/ Robert J. Frankenberg
                                -----------------------------------------------
                                Director Robert J. Frankenberg


   October 8, 1999              /s/ Alexander Zakupowsky, Jr.
                                -----------------------------------------------
                                Director Alexander Zakupowsky, Jr.

                          SECURE COMPUTING CORPORATION
                                  EXHIBIT INDEX

A.       Exhibits

Exhibit                             Description
-------   ----------------------------------------------------------------------
  2.1 Agreement and Plan of Merger among Secure Computing Corporation, Owl Acquisition, Inc. and Enigma Logic, Inc. dated as of June 24, 1996, as amended as of July 31, 1996. (1)
  2.2 Acquisition and Pre-Amalgamation Agreement among Secure Computing Corporation, Edge Acquisition Inc. and Border Network Technologies, Inc. dated as of May 28, 1996, as amended as of July 31, 1996.(1)
  2.3     Amalgamation Agreement dated as of August 29, 1996. (2)
  3.1     Restated Certificate of Incorporation of Registrant. (3)
  3.2     By-Laws of the Registrant. (4)
  4.1     Specimen of common stock certificate. (5)
  4.2     Securities Purchase Agreement dated June 30, 1998. (6)
  4.3     Registration Rights Agreement dated June 30, 1998. (7)
  4.5     Warrant to purchase shares of common stock dated June 30, 1998. (8)
  4.6     Amended and Restated Rights Agreement dated October 22, 1998. (9)
  4.7     Amended and Restated 1995 Omnibus Stock Plan. (10)
  4.8 Common Stock Investment Agreement between Manchester Securities Corp. and Secure Computing Corporation dated as of October 4, 1999. (11)
  4.9     Warrant to purchase common stock dated October 5, 1999. (11)
  5.1     Opinion of Heller Ehrman White & McAuliffe. *
 10.1 Registration Rights Agreement among ITI, Incorporated, GroTech Partners II, L.P., Ideas, Inc. and Bernard Farkas dated July 14, 1989.
          (12)
 10.2 Purchase Agreement among ITI Incorporated, Grotech Partners II, L.P., Ideas Inc. and Bernard Farkas dated July 14, 1989. (13)
 10.3 Purchase Agreement among ITI Incorporated and Corporate Venture Partners dated December 13, 1989. (14)
 10.4 First Amendment dated December 13, 1989 among ITI, Incorporated, GroTech Partners II, L.P., Ideas, Inc., and Bernard Farkas and Corporate Venture Partners to Registration Rights Agreement among ITI, Incorporated, Grotech Partners II, L.P., Ideas, Inc. and Bernard Farkas dated July 14, 1989. (15).
 10.5 Software Agreement between AT&T Information Systems Inc. and ITI, Incorporated, Agreement No. SOFT-01701, dated April 2, 1990, including Supplement No. 1, UNIX System V Release 3.0, Supplement No. 2 dated August 10, 1990; Sublicensing Agreement between AT&T Information Systems, Inc.; Letter between UNIX System Laboratories, Inc. and ITI, Inc. dated April 15, 1991; Letter Agreement modifying Software Agreement No. SOFT-01701 dated October 22, 1992; and Software Agreement between AT&T Information Systems Inc. and ITI, Incorporated, Agreement No. SOFT-02036, dated July 26, 1991. (16)
 10.6 Agreement and Plan of Merger and Reorganization among ITI Incorporated and Secure Computing Technology Company dated May 29, 1992. (17)
 10.7 Employment Agreement between Secure Computing and John E. McNulty dated May 3, 1999. (18)
 10.8 Registration Rights Agreement between Manchester Securities Corp. and Secure Computing Corporation dated as of October 4, 1999. (11)
 23.1     Consent of Ernst & Young LLP.
 23.2 Consent of Heller Ehrman White & McAuliffe (contained in opinion filed as Exhibit 5.1).
 24.1     Power of Attorney (see page II-8).

------------------------------
     *    To be filed by amendment.

     (1) Incorporated by reference to Appendix A to Secure Computing's Definitive Proxy Statement dated August 5, 1996 and filed August 7, 1996 with the Securities and Exchange Commission (File No. 0-27074).

     (2) Incorporated herein by reference to Exhibit 2.3 to Secure Computing's Current Report on Form 8-K filed September 12, 1996 (File No. 0-27074).

     (3) Incorporated herein by reference to Exhibit 3.1 to Secure Computing's Form 10-K filed on March 28, 1996 (File No. 0-27074), as amended pursuant to (i) the Certificate of Designation of Series A Preferred Stock, incorporated herein by reference to Exhibit 4.1 to Secure Computing's Form 8-K filed on September 12, 1996, (ii) the Certificate of Designation of Series C Preferred Stock, incorporated herein by reference to Exhibit 3.1 to Secure Computing's Form 8-K filed in July 15, 1998, (iii) the Amended and restated

          Certificate of Designation of Series B Preferred Stock, incorporated herein by reference to Exhibit 1 to Secure Computing's Form 8-A filed on November 9, 1998, and (iv) the Certificate of Amendment filed with the Delaware Secretary of State on December 11, 1998, incorporated herein by reference to Exhibit 4.1 to Secure Computing's Registration Stated on Form S-8 filed on February 5, 1999.

     (4) Incorporated herein by reference to Exhibit 3.3 to Secure Computing's Registration Statement on Form S-1 (Registration Number 33-97838.).

     (5) Incorporated herein by reference to the same numbered Exhibit to Amendment No. 2 to Secure Computing's Registration Statement on Form S-1 (registration Number 33-97838).

     (6) Incorporated herein by reference to Exhibit 10.1 to Secure Computing's Form 8-K filed on July 15, 1998.

     (7) Incorporated herein by reference to Exhibit 10.1 to Secure Computing's Form 8-K filed on July 15, 1998.

     (8) Incorporated herein by reference to Exhibit 10.1 to Secure Computing's Form 8-K filed on July 15, 1998.

     (9) Incorporated herein by reference to Exhibit 10.1 to Secure Computing's Form 8-K filed on November 9, 1998.

     (10) Incorporated herein by reference to Exhibit 4.7 to Secure Computing's Registration Statement on Form S-8 dated February 5, 1999.

     (11) Incorporated herein by reference to the Exhibits to Secure Computing's Current Report on Form 8-K filed on October 8, 1999.

     (12) Incorporated herein by reference to Exhibit 10.2 to Secure Computing's Registration Statement on Form S-1 (Registration Number 33-97838).

     (13) Incorporated herein by reference to Exhibit 10.4 to Secure Computing's Registration Statement on Form S-1 (Registration Number 33-97838).

     (14) Incorporated herein by reference to Exhibit 10.6 to Secure Computing's Registration Statement on Form S-1 (Registration Number 33-97838).

     (15) Incorporated herein by reference to Exhibit 10.7 to Secure Computing's Registration Statement on Form S-1 (Registration Number 33-97838).

     (16) Incorporated herein by reference to Exhibit 10.9 to Secure Computing's Registration Statement on Form S-1 (Registration Number 33-97838).

     (17) Incorporated herein by reference to Exhibit 10.12 to Secure Computing's Registration Statement on Form S-1 (Registration Number 33-97838).

     (18) Incorporated herein by reference to Exhibit 10.1 to Secure Computing's Quarterly Report on Form 10-Q filed on May 12, 1999.

B.        Financial Statement Schedule.

          Valuation and Qualifying Accounts